SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A
AMENDMENT NO. 2
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

APR 2 2 2004

LYONS BANCORP, INC.
(Exact name of issuer as specified in its charter)

New York

04026857

(State or other jurisdiction of incorporation or organization)

35 William Street
Lyons, New York 14489
(315) 946-4871

(Name, address, including zip code and telephone number, including
area code, of the issuer's principal executive offices)

Robert A. Schick
President and Chief Executive Officer
35 William Street
Lyons, New York 14489
(315) 946-4871

(Name, address, including zip code and telephone number, including area code, of agent for service)

6712	**31-1210180**
(Primary Standard Industrial	(I.R.S. Employer
Classification Code Number)	Identification Number)

With Copies to:

Gordon E Forth Esq.
Gregory W. Gribben, Esq.
Woods Oviatt Gilman LLP
700 Crossroads Building
2 State Street
Rochester, New York 14614
Phone: (585) 987-2800
Facsimile: (585) 454-3968

PROCESSED
APR 23 2004
THOMSON FINANCIAL

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

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PART I - NOTIFICATION

ITEM 1.   Significant Parties

(a)   The following lists the names and business and residential addresses of the directors of the issuer:

Name	Business Address	Residential Address
David Breen, Jr.	Breen Fam Inc. P.O. Box 96 Williamson, New York 14589-0096	2038 Daansen Road Palmyra, New York 14522
Clair J. Britt, Jr.	The Lyons National Bank 35 William Street Lyons, New York 14489	8632 Helch Road Lyons, New York 14489
Andrew Fredricksen	16 East Main Street, Suite 500 Rochester, New York 14614	23 Hampton Lane Fairport, New York 14450
James A. Homburger	James A. Homburger 305 East Avenue Newark, New York 14513	6360 Ann Lee Drive North Rose, New York 14516
Theodore Marshall	Marshall Family Associates, LLC 2737 Erie Drive Weedsport, New York 13166	2776 Marshall Street Weedsport, New York 13166
Anthony Paliotti	none	31 Culver Street Lyons, New York 14489
James E. Santelli	none	2096 Warncke Road Lyons, New York 14489
Robert A. Schick	The Lyons National Bank 35 William Street Lyons, New York 14489	477 South Main Street Geneva, New York 14456
John J. Werner, Jr.	none	9469 Bridger Lane North Rose, New York 14516

(b)   The following lists the names and business and residential addresses of the executive officers of the issuer:

Name	Business Address	Residential Address
Robert Schick, President	35 William Street Lyons, New York 14489	477 South Main Street Geneva, New York 14456
Kenneth Burt, Treasurer	35 William Street Lyons, New York 14489	186 Caroline Street Clyde, New York 14433
Jan Mastracy, Secretary	35 William Street Lyons, New York 14489	40 Madison Street Lyons, New York 14489

(c)   The issuer has no general partners.

(d)   The following lists the names and business and residential addresses of the record owners of 5% or more of the issuer's common stock, its only outstanding class of securities.

Name	Business Address	Residential Address
Albert O. Fenvessey	none	22 Ramsey Park Rochester, New York 14610
Anthony Paliotti	none	31 Culver Street Lyons, New York 14489
Philip L. Paliotti	none	40 Dickerson Street Lyons, New York 14489
John J. Werner, Jr.	none	9469 Bridger Lane North Rose, New York 14516
Estate of William S. Gavitt	none	P.O. Box 96 Lyons, New York 14489-0096

(e)   The following lists the names and business and residential addresses of the beneficial owners of 5% or more of the issuer's common stock, its only outstanding class of securities:

Name	Business Address	Residential Address
Albert O. Fenvessey	none	22 Ramsey Park Rochester, New York 14610
Anthony Paliotti	none	31 Culver Street Lyons, New York 14489
Philip L. Paliotti	none	40 Dickerson Street Lyons, New York 14489
John J. Werner, Jr.	none	9469 Bridger Lane North Rose, New York 14516
Estate of William S. Gavitt	none	P.O. Box 96 Lyons, New York 14489-0096

(f)   There are no promoters of the issuer in connection with this offering.

(g)   The table in (a) identifies each person who may be deemed to be an affiliate of issuer.

Name of Affiliate	Address
The Lyons National Bank	35 William Street Lyons, New York 14489
Lyons Realty Associates Corp.	35 William Street Lyons, New York 14489
LNB Life Agency Inc.	35 William Street Lyons, New York 14489
Lyons Capital Statutory Trust I	35 William Street Lyons, New York 14489

See officers, directors and record and beneficial owners listed in items (a) through (e) above.

(h)   Woods Oviatt Gilman LLP, 700 Crossroads Building, Rochester, New York 14614 serves as counsel to the issuer with respect to the proposed offering.

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(i), (j), (k), (l), (m)   There will be no underwriter with respect to the proposed offering.

ITEM 2.   Application of Rule 262

No persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3.   Affiliate Sales

Not applicable.

ITEM 4.   Jurisdictions in Which Securities Are to be Offered

(a)   The issuer, by means of this offering circular, is making this offering in the States of Florida, New York, North Carolina and South Carolina, directly through its executive officers and directors. There are no registration or qualification provisions in the State of New York. No director, officer or other employee of the issuer will receive remuneration in connection with the sale of the securities in this offering, except such persons may be reimbursed their reasonable out-of-pocket expenses.

(b)   This offering will be conducted for us by Robert Schick, our President, Clair J. Britt, Jr., a Senior Executive Vice President with the Bank, Thomas Kime, an Executive Vice President with the Bank, and Kenneth Burt, our Treasurer and Senior Vice President with the Bank.

ITEM 5.   Unregistered Securities Issued or Sold Within One Year

On December 31, 2003, the issuer effected a 2-for-1 stock split of its outstanding shares of common stock. All figures reported in this Item 5 have been restated to reflect this stock split.

(a)   Since February 20, 2003, Lyons Bancorp., Inc., has issued its common stock to the following persons in the following amounts and aggregate offering prices:

Name and Identity	No. of Shares	Aggregate Offering Price
Robert A. Schick President, CEO and Director Lyons Bancorp, Inc. The Lyons National Bank	1,560	$35,100.00

Name and Identity	No. of Shares	Aggregate Offering Price
Clair J. Britt, Jr. Executive Vice-President, The Lyons National Bank Director, Lyons Bancorp, Inc.	300	$6,750.00
Kenneth Burt Chief Financial Officer, The Lyons National Bank Treasurer, Lyons Bancorp	200	$4,500.00
Noelle Donselaar Assistant Vice-President and MIS Officer The Lyons National Bank	200	$4,500.00
Henry O'Reilly Director of Internal Audit, The Lyons National Bank	200	$4,500.00
Kimberly A. Kelley Director of Human Resources, The Lyons National Bank	200	$4,500.00
Helen Santelli wife of director, James Santelli	4,000	$104,000.00
Margaret A. Haring sister of Clair J. Britt, Jr.	400	$10,800.00
P. Stephan Smith and Nancy Smith father-in-law and mother-in-law of Clair J. Britt, Jr.	2,200	$50,600.00
Philip Dodson Existing shareholder of Lyons Bancorp, Inc. and customer of The Lyons National Bank	160	$4,100.00
Rick Kelley Existing shareholder of Lyons Bancorp, Inc. and customer of The Lyons National Bank	150	$3,618.75

Name and Identity	No. of Shares	Aggregate Offering Price
Thomas H. Pease Existing shareholder of Lyons Bancorp, Inc. and customer of The Lyons National Bank	400	$10,500.00
Edward Kime Existing business relationship with Mr. Britt	1,694	$44,467.50

We sold the following securities pursuant to Section 4(2) under the Securities Act of 1933, as amended, based upon the limited number of offerees, their relationship to the issuer, the number of shares offered in each offering, the size of the respective offerings, and the manner of each offering. Schick, Britt, Burt, Donselaar, O'Reilly and Kimberly Kelly are members of the Lyons National Bank senior management and/or directors. Robert Schick's shares were purchased under the terms of his employment agreement which allows him to purchase shares under a bonus arrangement at $22.50 per share in 2003.

(b)   Each of the following person made private resales of shares of the issuer's stock since February 20, 2003 William Gavitt, Sr., transferred 200 shares to his daughter Sarah G. Holland in February 2003. Anthony Paliotti sold 1,000 shares to TSB Services, Inc., for $50.00 per share in June 2003. TSB Services, Inc., is the holding company for Tioga State Bank headquartered in Spencer, New York. Anthony Cataldi, Vice-President, sold 400 shares for $53.75 per share to his brother Daniel Cataldi, and a company controlled by him, in October 2003. In making each sale, each person relied on the exemptions from registration provided by Section 4(1) under the Securities Act, and the so-called "Section 4(1-1/2)" exemption for private resales. See Employee Benefit Plans, Securities Act Release No. 33-6188 n.178 (February 1, 1980). This reliance was based upon the fact that there was only one purchaser per seller, their relationship to the particular seller, the number of shares sold and the manner of each sale. Additionally, each person held the shares sold for at least 2 years prior to the sale.

ITEM 6.   Other Present or Proposed Offerings

The issuer has reserved for issuance a total of 10,000 shares of common stock which may be issued to employees and non-employee directors under the issuer's Restricted Stock Plan. The Plan provides for the grant of restricted stock to eligible participants for such consideration to be given by the participant as determined by the Board of Directors in its sole discretion, including consideration for past services rendered. The purpose of the Plan is to provide a means whereby the issuer may, through the grant of restricted stock awards, attract and retain individuals and motivate them to exercise their best efforts on behalf of the issuer and its subsidiaries. As of the date hereof, no shares of common stock have been awarded under the Plan.

The issuer may also award shares to its executive officers, Robert A. Schick, Clair J. Britt, Jr., and Kenneth Burt pursuant to deferred compensation arrangements under employment agreements with these persons. Under Mr. Schick's employment agreement, he is eligible to receive deferred compensation in the amount of $35,000 in 2004. That amount is to be increased in each subsequent year by $5,000 to reflect an annual cost of living adjustment through May 2011. Mr. Britt is entitled to receive deferred compensation in 2004 in the amount of $10,000. That amount may be increased annually as determined by the Board of Directors in its discretion under the five (5) year term of the agreement. Mr. Burt is entitled to receive deferred compensation in 2004 in the amount of $7,500. That amount may be increased annually as determined by the Board of Directors in its discretion under the three (3) year term of the agreement, which may be automatically renewed for a total term of up to nine (9) years. The amount of stock that may be purchased under each of the agreements is based on the last reported sale price in the issuer's stock in the market on which it trades as of December 31 of the prior year. The stock is restricted and will not vest until the earlier of the executive's death, termination of employment, retirement, termination of the employment agreement, or a change of control as defined in the employment agreements.

ITEM 7.   Marketing Arrangements

(a)   There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any securities to be offered or for withholding commissions.

(b)   No underwriter will be used in connection with this offering.

ITEM 8.   Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents, subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9.   Use of a Solicitation of Interest Document

A letter concerning the availability of offering materials was mailed to existing shareholders of the issuer on January 22, 2004. A form of the letter was submitted to the Commission on January 6, 2004, and an amended form was submitted on January 22, 2004.

PART II

OFFERING CIRCULAR

LYONS BANCORP, INC.

LNB
LYONS BANCORP INC.

35 William Street
Lyons, New York 14489
(315) 946-4871

We are offering up to 75,150 units at an offering price of $32.00 per unit. Each unit will consist of one share of common stock and one detachable warrant. Each warrant entitles its holder to purchase, at any time, before December 31, 2005, (unless extended by us) one additional share of common stock at an exercise price of $34.50 per share.

We are offering the units directly on a best efforts basis without an underwriter or any minimum number of units that must be sold. Each investor, other than an employee or current shareholder of the Bank, must purchase at least 100 units. All orders for units are irrevocable once executed and delivered by an investor. We have not made any arrangements to place funds received from investors in an escrow, trust or similar account. We will not pay interest on amounts remitted with unit orders, including rejected orders. The offering shall commence on April 22, 2004 and will terminate on May 5, 2004, unless we extend the offering for up to an additional 30 days.

There is no trading market for the units. The shares of common stock and warrants comprising the units will separate immediately upon issuance and will trade as separate securities. Our stock is quoted on the OTC Bulletin Board under the symbol "LYBC." The most recent trade of our common stock occurred on March 9, 2004, at a price of $36.00 per share. There is no current trading market for the warrants and we do not intend to list the warrants on any exchange.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to the public	Discount and Commissions[1]	Proceeds to the Company[2]
Per Unit	$32.00	$-0-	$32.00
Maximum Total	$2,404,800	$-0-	$2,404,800

(1) We will not pay any commission or other compensation to our officers based on their selling efforts in the offering.

(2) Before deducting $165,000 in estimated offering expenses payable by us, including, among others, printing, mailing and marketing expenses as well as legal and accounting fees.

This investment involves risk. See "Risk Factors" beginning on page 12.

The date of this Preliminary Offering Circular is April 22, 2004

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NEITHER THE UNITS NOR THE SHARES OF COMMON STOCK INCLUDED WITH EACH UNIT IS A DEPOSIT OR AN ACCOUNT OF OUR BANK SUBSIDIARY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL OUR UNITS AND IS NOT SOLICITING AN OFFER TO BUY OUR UNITS EXCEPT TO RESIDENTS OF THE STATES OF FLORIDA, NEW YORK, NORTH CAROLINA OR SOUTH CAROLINA TO WHOM THIS OFFERING CIRCULAR IS DELIVERED.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY US CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

<u>NOTICE TO FLORIDA INVESTORS</u>

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT. EACH OFFEREE WHO IS A FLORIDA RESIDENT SHOULD BE AWARE THAT SECTION 517.061(11)(A)(5) OF THE FLORIDA SECURITIES ACT PROVIDES, IN RELEVANT PART, AS FOLLOWS: "WHEN SALES ARE MADE TO FIVE OR MORE PERSONS IN FLORIDA ANY SALE IN FLORIDA MADE PURSUANT TO SECTION 517.061(11) IS VOIDABLE BY THE PURCHASER IN SUCH SALE EITHER WITHIN THREE DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY THE PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER."

THE AVAILABILITY OF THE PRIVILEGE TO VOID SALES PURSUANT TO SECTION 517.061(11) IS HEREBY COMMUNICATED TO EACH FLORIDA OFFEREE. EACH INVESTOR ENTITLED TO EXERCISE THE PRIVILEGE TO VOID SALES GRANTED BY SECTION 517.061(11)(A)(5) AND WHO WISHES TO EXERCISE SUCH RIGHT, MUST, WITHIN THREE DAYS AFTER THE TENDER OF ITS SUBSCRIPTION TO US OR TO ANY AGENT OF THE COMPANY (INCLUDING ANY SELECTED DEALER ACTING ON BEHALF OF US OR ANY SALESMAN OF SUCH SELECTED DEALER) OR AN ESCROW AGENT CAUSE A WRITTEN NOTICE OR TELEGRAM TO BE SENT TO US AT THE ADDRESS PROVIDED IN THIS MEMORANDUM. SUCH LETTER OR TELEGRAM MUST BE SENT AND, IF POSTMARKED, POSTMARKED ON OR PRIOR TO THE END OF THE AFOREMENTIONED THIRD DAY. IF AN INVESTOR IS SENDING A LETTER, IT IS PRUDENT TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ASSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. SHOULD AN INVESTOR MAKE THIS REQUEST ORALLY, IT MUST ASK FOR WRITTEN CONFIRMATION THAT ITS REQUEST HAS BEEN RECEIVED.

<u>NOTICE TO SOUTH CAROLINA INVESTORS</u>

THE SECURITIES OFFERED HEREBY ARE PURSUANT TO A CLAIM OF EXEMPTION UNDER THE SOUTH CAROLINA UNIFORM SECURITIES ACT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE SOUTH CAROLINA SECURITIES COMMISSIONER. THE COMMISSIONER DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF ANY SECURITIES, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Page

EXHIBITS

QUESTIONS AND ANSWERS
ABOUT BUYING UNITS OFFERED BY LYONS BANCORP, INC.

As used through this Offering Circular, the terms "we," "us," "our" and "Lyons Bancorp" refers to Lyons Bancorp, Inc. and its subsidiaries. "Bank" refers to our wholly-owned subsidiary, The Lyons National Bank.

We have adjusted all share amounts and per share data relating to our common stock in this Offering Circular to reflect our December 31, 2003 2-for-1 stock split.

Q: **What is being offered?**

A: We are offering up to 75,150 units, with each unit consisting of one share of common stock and one detachable warrant that expires on December 31, 2005 unless extended by us through a written notice to all warrant holders. Each warrant entitles the owner to purchase one share of our common stock at an exercise price of $34.50 per share.

Q: **How will the units be offered?**

A: The units will be offered to the general public in the State of New York and to residents who either are existing shareholders of Lyons Bancorp or have relationships with one or more of our executive officers or directors in the States of Florida, North Carolina and South Carolina. We intend to give first preference to current shareholders, followed by bank customers and the general public. Our marketing for this offering will be accomplished through a combination of telephone calls, mail and personal visits and meetings.

Q: **What is the purchase price of the units being offered?**

A: The purchase price is $32.00 per unit in this offering. The price of the units is the same for all purchasers.

Q: **Will I be charged a commission for the purchase of the units?**

A: No.

Q: **How many units can I purchase in the offering?**

A: The minimum number of units per an order from each purchaser is 100, except for employees of the Bank who may purchase a minimum of 25 units and shareholders who are not subject to any minimum. Once you have met the minimum, you may purchase additional units in any number. However, we reserve the right to limit the number of units sold per an order.

Q: How do I order the units?

A: Investors receiving purchase order forms must complete the order form by following the instructions printed on the form, signing the form and returning it to us in the envelope provided or deliver it to our main office located at 35 William Street, Lyons, New York 14489 prior to the termination of the offering. Payment or a funds withdrawal authorization must accompany the purchase order.

Q: How do I pay for the units?

A: Payment may be made by check, bank draft, money order or by authorizing withdrawal of funds from a deposit account at the Bank.

Q: Will I receive confirmation that you have received my order?

A: Yes. Confirmation will be mailed to you a few days after we receive your order form in good form. If you choose to deliver your completed order form to our main office, you will not receive a confirmation at that time. It will be mailed after we review your order for completeness.

Q: What is the deadline for purchasing units?

A: Your completed purchase order and payment must be received by us no later than 5:00 P.M. Eastern Time on May 5, 2004, unless we extend the offering. We may, in our sole discretion, extend the offering beyond the initial expiration date for up to 30 additional days.

Q: When will I receive a stock certificate and a warrant certificate?

A: Stock certificates and warrant certificates will be issued as soon as practical after the completion of the offering.

Q: As a depositor, am I obligated to buy units?

A: No.

Q: As a present shareholder, am I obligated to buy units?

A: No, but you may wish to purchase units in order to preserve your present percentage ownership in our outstanding common stock.

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Q: **As a current shareholder, how do I know the number of units that I should purchase to preserve my present ownership percentage in the outstanding common stock of Lyons Bancorp?**

A: To approximately preserve your present ownership percentage in our outstanding common stock, you should purchase 1 unit for every 9 of our shares that you currently hold. The exact formula requires that you multiply the number of shares you currently hold by 10.63%. This calculation assumes that all 75,150 units are sold in the offering but does not give effect to additional shares of common stock that may be issued upon exercise of the warrants included in the units being offered. We will not accept any purchase orders for partial units.

Q: **May I register the shares of common stock or warrants that I will own through my purchase of units in a name other than my own?**

A: Generally, the stock and warrants owned through the purchase of units must be registered in the name of the purchaser as indicated on the purchase order form. However, shares or warrants may be held as custodian for a minor under the Uniform Gift to Minors Act of various states. For further information regarding registration of shares of common stock or warrants, see "Guidelines for Registering Stock and Warrants" on the reverse side of the order form or consult your legal advisor.

Q: **Can I order units for my IRA or Keogh Plan?**

A: You must determine if your IRA or Keogh Plan allows for stock investments. Please consult your IRA or Keogh Plan Representative regarding this issue.

Q: **Will shares or warrants I receive upon the purchase of the units be insured?**

A: No. Unlike savings accounts, deposits or other obligations of the Bank, the shares and warrants issued to you will not be insured by the FDIC or any other governmental entity.

Q: **What restrictions are there on the future sale of common stock or warrants issued with the units in this offering?**

A: There are generally no restrictions on the post-offering sales of shares of common stock or warrants by investors who are residents of the State of New York who are not directors or executive officers of Lyons Bancorp or the Bank. Investors residing in Florida, North Carolina and South Carolina, however, are subject to resales restrictions. In particular, investors who are residents of these states will not be able to resell their shares in those states unless the resales are registered or qualified by us in that state or an exemption therefrom is available. In most jurisdictions an exemption is available for resales to broker/dealers or certain institutional investors, or pursuant to an exemption if the securities have been held for a sufficient period of time to demonstrate that the investor is not an underwriter for Lyons Bancorp. See "Risk Factors - Investors residing in Florida,

North Carolina and South Carolina may not sell their stock unless they wait due to state securities law restrictions."

Q: **Will there be any changes in the management or employees as a result of the offering?**

A: No. Our current officers and those of the Bank and the Bank's subsidiaries will continue in their same positions as will the employees of the banking offices and other departments of the Bank. Our day-to-day activities will not change, and we will maintain our long-standing commitment to the communities we serve.

Q: **Has the Board of Directors made a recommendation to current shareholders with respect to the offering?**

A: No. Our Board of Directors expresses no opinion and does not make any recommendation whether you should order any units. You must make an investment evaluation of the offering according to your best interests upon consultation with your financial advisor.

Q: **Are your directors and officers and those of the Bank planning to participate in the offering?**

A: Yes. We expect that our directors and the executive officers and those of the Bank will subscribe for approximately 8,500 units, subject to availability.

Q: **Will dividends be paid on the shares of common stock purchased with the units?**

A: On March 26, 2004, our Board of Directors declared a dividend of $0.17 per share payable on April 15, 2004 to holders of record of our common stock on March 31, 2004. This was our sixth consecutive quarterly dividend increase. For 2003, our annual cash dividends constituted 27.4% of our 2003 net income. Our Board of Directors intends to continue its policy of paying a regular quarterly dividend on our common stock and has also adopted a strategic goal of increasing over time our annual cash dividend pay-out ratio as a percentage of our annual net income to 40%. However, there can be no guarantee that dividends will be paid or the amount of dividends that will be paid. Payment of dividends is at the discretion of our Board of Directors, and the amount, if any, depends upon our financial resources, the earnings and financial needs of the Bank and our other subsidiaries and regulatory restrictions that apply to us and the Bank.

Once the offering is closed and certificates for the shares and warrants have been issued to a purchaser for the securities included in the units bought by him, the purchaser will become the owner of record of those securities. If as expected, the offering closes on May 5, 2004, the new shares issued in this offering will be eligible for any dividend

declared to our shareholders of record on or after that date. The next regularly scheduled date of record for dividends paid by us is June 30, 2004.

Q: How can I get further information about the offering?

A: The Offering Circular describes the offering in detail.   If you would like further information, please call (315) 946-4871 or stop by our main office located at 35 William Street, Lyons, New York, 14489.   Our main office will be open for those individuals wanting to ask questions or pick up additional materials in person between 9:00 AM and 5:00 PM, Monday through Friday until the closing of the offering.

SUMMARY

This summary highlights selected information from this Offering Circular and may not contain all the information that you should consider before investing in the units we are offering. To understand the offering properly, you should read the entire document carefully, including the risk factors and our consolidated financial statements and the related notes.

We have adjusted all share amounts and per share data relating to our common stock in this Offering Circular to reflect our December 31, 2003 2-for-1 stock split.

Lyons Bancorp, Inc. and its Subsidiaries

Lyons Bancorp, Inc. is a financial holding company registered with the Board of Governors of the Federal Reserve System. We were incorporated in 1987 under the laws of New York. We own and operate The Lyons National Bank, which is our principal subsidiary. We also own all of the common beneficial interest of Lyons Capital Statutory Trust I, which is a Connecticut statutory trust which we formed in June 2003 in connection with the issuance of its $1,000,000 of preferred trust capital securities.

The Lyons National Bank is a full service, nationally chartered, commercial bank serving Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates Counties in New York through nine full-service banking offices located in Lyons (two offices), Wolcott, Newark, Macedon, Ontario, Jordan, Clyde and Geneva New York, an ATM network and Internet and telephone banking services. The Bank owns all of the common stock of Lyons Realty Associates Corp., a real estate investment trust which holds a portfolio of real estate mortgages. The Bank also owns all of the capital stock of LNB Life Agency, Inc., which provides non-insured financial services and products to our customers.

We are a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. We attract deposits from the general public in the markets we serve and use those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, residential mortgage loans, commercial and agricultural loans and consumer loans. We also invest in mortgage-backed securities and other permissible investments.

Since 1999, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of December 31, 2003, we had $212.8 million in total assets, $127.6 million in total loans, $174.2 million in total deposits and $14.8 million in shareholders' equity. This represents growth during this five year period of 84.6%, 113.4%, 80.5%, and 82.7% in each of these categories.

During 2003 we reported record net income of $1.6 million or $2.33 per diluted share, a 25% increase over 2002 net income. In 2003 we also rewarded our shareholders by increasing our annual dividend pay out to 24.7% of our net income, from 20.4% of our net income in 2002. On March 26, 2004, our Board of Directors declared a quarterly dividend payable on April 15, 2004 to stockholders of record as of March 31, 2004. This was the sixth consecutive quarterly dividend increase. Our Board of Directors plans to continue increasing our annual cash dividend payout over time up to 40% of our annual net income. We also plan to continue analyzing and,

if appropriate, implementing strategies, such as the most recent 2-for-1 stock split, to increase the liquidity of our shares.

Our principal executive office is located at 35 William Street, Lyons, New York 14489. Our telephone number is (315) 946-4871, and our web site is www.lyonsbank.com. Information on our web site is not a part of this Offering Circular.

The Offering

We are offering up to 75,150 units at a price of $32.00 per unit. Each unit consists of one share of Lyons Bancorp common stock and one detachable warrant. The warrant will permit its holder to purchase one share of our common stock at an exercise price of $34.50. Each warrant may be exercised at any time after the closing, but on or before December 31, 2005 (unless extended by us).

As of the date of this Offering Circular, we have outstanding 706,676 shares of common stock and reserved 11,875 shares of common stock for issuance pursuant to employee stock plans, including 1,875 shares available for purchase under employment agreements with our executive officers and 10,000 shares available for future awards under our Restricted Stock Plan. If this offering is fully subscribed, then following the offering and assuming no warrants issued in this offering are exercised, we will have outstanding 781,826 shares of common stock and reserved 75,150 shares of common stock for issuance pursuant to warrants purchased in this offering and 11,875 shares pursuant to employee plans.

The Form of Warrant Certificate is attached to this Offering Circular as **Exhibit A**.

How We Determined the Per Unit Purchase Price and Warrant Exercise Price

To determine the price of the units we looked at a variety of factors relevant to the valuation of our business and common stock, including the historic trading price of our stock as reported on the OTC Bulletin Board and comparisons with other similar Upstate New York community banks. We included the warrant as an additional inducement for new purchases in this offering. We set the warrant exercise price at a level that we hope is exceeded by our stock price during the warrant exercise period so that holders will be induced to exercise their warrants. After the offering closes, and before June 30, 2004, for income tax purposes we will send to each person who purchases units our estimate of the tax basis of each share and warrant at the time of closing. For more information, please see "Information About This Offering – Determination of Offering Price."

Persons Who Can Order Stock

We are offering the units in the following order of preference:

- Shareholders of record at the closing of business on March 31, 2004.

- After we have made a determination of the number of units to be sold to shareholders, we will consider orders from our account holders and from the general public in the states where we are making this offering.

How We Will Use the Proceeds

We intend to use the net proceeds from this offering in the following order of priority based on the amount of net proceeds raised in the offering:

Dividend payments	$398,730, payable quarterly
Interest due on subordinated debt	$ 29,250
Proceeds to Lyons National Bank	Remaining balance

We are raising equity capital at this time to increase Lyons National Bank's regulatory capital levels. We expect our investment in the Bank to qualify as Tier I regulatory capital for the Bank under regulatory capital guidelines. In particular, the Bank must have a minimum of 10% of Tier I capital for $1.00 of new Tier I investment so that it may take in new loans.. The Bank plans to use the portion of the net proceeds it receives to invest in new loans and investment securities and otherwise for general corporate purposes. We plan to use the remaining net proceeds which we retain from the offering to fund dividends to our shareholders for the first 12 months after the closing of the offering, to make interest payments required on our subordinated debenture and otherwise for general corporate purposes. Until the net proceeds are used, we intend to invest such proceeds in short-term and intermediate-term interest bearing securities or in deposits in our Bank subsidiary. See "How we Intend to Use the Proceeds."

Important Risks in Owning Lyons Bancorp's Common Stock and Warrants

Before you decide to purchase units, you should read the "RISK FACTORS" section on pages 12 to 21 of this Offering Circular.

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SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes our selected historical consolidated financial information and other financial data. The selected balance sheet and statement of income data are derived from our audited consolidated financial statements. The information should be read together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operation." The historical results are not necessarily indicative of results that may be expected for any future periods.

Statement of Income Summary:	For the year ended December 31		
	2003	2002	2001
	(Dollars in thousands, except per share data and ratios)		
Interest income	$ 9,931	$ 9,388	$ 8,982
Interest expense	2,659	2,988	3,438
Provision for loan losses	602	573	298
Net income after provisions for loan losses	6,670	5,827	5,246
Non-interest income	2,067	1,612	1,132
Non-interest expense	6,606	5,663	4,846
Income tax expense	496	475	525
Net income	1,635	1,301	1,007

Per Share Data[1]:

	2003	2002	2001
Net income			
Basic	$ 2.33	$ 1.99	$ 1.57
Diluted	n/a	1.99	1.56
Book value			
Basic	$ 21.18	$ 21.48	$ 16.99
Diluted	n/a	n/a	16.91
Cash dividends	$ 0.58	$ 0.41	$ 0.28

Period End Balance Sheet Summary:

	2003	2002	2001
Total assets	$ 212,840	$ 189,681	$ 155,329
Investment securities	69,640	76,911	51,130
Loans	127,575	97,841	84,856
Allowance for loan losses	1,658	1,224	1,007
Deposits	174,206	155,294	130,101
Shareholders' equity [1]	14,832	14,014	10,900
Shares of common stock outstanding [1]	706,676	696,872	642,558
Weighted average shares outstanding-Basic [1]	700,165	652,424	641,212
Weighted average shares outstanding – Diluted [1]	700,165	652,424	644,532

Selected Financial Ratios:

	2003	2002	2001
Return on average assets	0.80%	0.75%	0.74%
Return on average shareholders' equity	11.29%	10.71%	9.57%
Dividends declared to net income	24.72%	20.37%	17.85%
Loans to deposits	73.23%	63.00%	65.22%
Non-performing loans to total period end loans	0.30%	0.27%	0.28%
Net charge-offs to average loans outstanding	0.16%	0.39%	0.38%
Allowance for loan losses to period end loans	1.30%	1.25%	1.19%

Average shareholders' equity to average total assets	7.08%	7.04%	7.73%
Allowance for possible loan losses to non-performing assets, including OREO	379.02%	456.74%	419.63%

Capital Ratios[2]:

Leverage ratio	7.28%	6.50%	6.70%
Tier 1 risk-based capital	11.29%	12.17%	11.61%
Total risk-based capital	12.51%	13.34%	12.70%

Other data:

Number of banking offices	9	8	7

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(1) During 2001 and continuing until December 31, 2002, we had unexercised outstanding common stock warrants. Diluted figures reflect the potential additional common shares, using the treasury method of calculation, we would have issued if these warrants had been exercised. All of these warrants were either exercised or expired on December 31, 2002. During 2002 and 2001, warrant holders purchased 26,469 shares and 1,280 shares for $992,588 and $48,000, respectively.

(2) In June 2003, we issued $1.0 million of junior subordinated debentures in connection with the issuance of trust preferred securities by Lyons Capital Statutory Trust I, in which we own all of its common beneficial interest. The $1.0 million constitutes "Tier I" capital for bank regulatory capital purposes. For more information see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity."

NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this Offering Circular we make forward-looking statements concerning trends and future conditions, including the future of the banking industry, our business strategy (including the possibility of future openings of banking offices and acquisitions), continued acceptance and growth of our assets, loans and deposits, development and addition of products and dependence on significant customers such as agricultural and municipal customers. These statements can be identified by the use of forward-looking terminology such as "may," "expect," "plan," "intend," "seek," "anticipate," "estimate," "continue" or other similar words. These statements and similar expressions discuss expectations of the future and are intended to identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this Offering Circular. We caution readers not to place undue reliance on any of these forward-looking statements, which reflect our views on the date of this Offering Circular. The "Risk Factors" and other factors identified throughout this Offering Circular could cause our actual results to differ significantly from those contained in any forward-looking statement.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this Offering Circular. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

RISK FACTORS

An investment in the units and the securities offered hereby involves certain risks. You should carefully read the following risk factors, which we believe are all the material risks to our business and this offering, together with the other information in this Offering Circular, before making a decision to purchase any units.

If any of the following risks actually occurs, our business, assets, liquidity, operating results, prospects and financial condition could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment.

We may not raise sufficient capital to achieve our growth and other objectives

We are offering the units through our officer's best efforts and are not using an underwriter. We have not set a minimum number of units that must be sold before we may accept orders for the purchase of units from prospective investors. Because the offering is not underwritten and there is no minimum number of units that must be sold, there can be no assurance that any particular number of units will be sold nor that we will increase our capital sufficiently to allow us to achieve our growth and other objectives for the use of the offering proceeds.

You may have difficulty in selling your shares or the warrants or selling them at a fair price because there is little trading activity in our shares and no market exists for our warrants

Our common stock trades on a limited basis in the over-the-counter bulletin board under the symbol "LYBC" and no market exists for our warrants. Our stock does not have a market maker, and we have no plans to list any of our securities on any exchange. As a result, you may not be able to sell your shares or warrants without delay, or be able to sell your shares at a fair price or your warrants at any price. We cannot predict when, if ever, a fully developed active and liquid public trading market for our securities will occur. If a developed public trading market for our securities does develop at a future time, there are no assurances that they will be sustained for any period of time.

The future trading price of our common stock may be less than the purchase price in the offering

While the trading price for our common stock has been relatively stable, we cannot assure you that the market price will not decline during or subsequent to this offering. The trading price of our stock could fluctuate substantially based on a variety of factors, including, but not limited to, the following:

- future announcements concerning us, our competitors or the businesses with whom we have relationships, including new competition from former officers and employees of Lyons Bancorp in our market area;

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- changes in government regulations and the financial services industry, generally that affect our costs, and the types and mix of our products;

- the overall volatility of the stock markets and the economy generally;

- our growth and ability to implement our expansion strategy, especially given the competition in the banking industry in our market area; and

- changes in our operating results from quarter to quarter.

Further, the trading volume of our stock has been limited, which may increase the volatility of the trading price of our stock.

We have set the offering price ourselves and it may not necessarily reflect the fair market value of the units

We considered a number of factors in determining the offering price for our units, but principally looked to the historic trading prices for our stock and financial information for comparable upstate New York community banks, as well as the inherent value of our warrants. No independent third party or negotiations were involved in the determination of the offering price, and the offering price does not necessarily reflect the combined fair market value of our common stock and the warrants. The price at which our securities trade after the offering may be higher or lower than the offering price and you may not be able to resell your shares of our common stock or warrants at or above the offering price for the units.

The trading price of our common stock may not exceed the exercise price of the warrants before they expire

Holders of the warrants will be entitled to purchase one share of our common stock at an exercise price of $34.50. The warrants may be exercised anytime after issuance until they expire on December 31, 2005 (or such later date to which we may extend it). We have set the warrant exercise price at a level that we hope is exceeded by our stock price during the warrant exercise period so that warrant holders will be induced to exercise their warrants. There can be no assurance, however, that the trading price of our stock will exceed the exercise price of the warrants during the warrant exercise period. As a result, your warrants could expire and have no value.

Investors residing in Florida, North Carolina and South Carolina may not sell their stock when they want due to state securities law restrictions on transfer

If you are an investor residing in Florida, North Carolina and South Carolina, you should be aware of the long-term nature of your investment. The offer and sale of units in those states is being made pursuant to exemptions from registration or qualification requirements of your state which depends, in part, upon your investment intent. If you, as an investor residing in one of those states, purchase the units, you will be required to represent that you are purchasing such units for your own account for investment purposes only and not with a view to resale or distribution. No subsequent transfer of the units or shares of common stock or warrants comprising the units may be made unless such transfer is registered or qualified under the applicable state securities or "blue sky" laws, or an exemption therefrom is available. These
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restrictions will be noted in a legend placed on each common stock certificate and warrant. In connection with any transfer, we may require that you provide us with an opinion of legal counsel stating that the transfer complies with the applicable securities laws and that you pay any costs we incur in connection with such transfer as a precondition to the effectiveness of the transfer.

If you are a current shareholder, unless you participate in the offering you may suffer earnings dilution and you will suffer voting dilution

The sale and issuance of units in this offering will increase the outstanding shares of our common stock. Consequently, all holders of our outstanding common stock will suffer a dilution in the earnings per share to the extent the capital raised in the offering cannot be effectively employed.

Similarly, the increase in our outstanding shares of common stock following the offering will result in a dilution of the proportionate voting rights of current shareholders. However, a current shareholder will not suffer a dilution of proportionate voting rights upon the issuance of additional shares in the offering if such shareholder purchases a sufficient number of units in the offering to maintain the same percentage ownership of our outstanding shares of common stock. In order for a current shareholder to maintain the same percentage of stock ownership assuming all units being offered are sold and none of the warrants are exercised at closing, the shareholder must purchase approximately one unit in the offering for each 9 shares of our common stock currently held by the shareholder.

Our level of assets and earnings may not continue to grow as rapidly as they have in the past few years

Since 1999, our asset level and net income has increased significantly. We cannot assure you that we will continue to achieve comparable results in future years. As our asset size and earnings increase and we incur additional non-interest expense associated with the growth of our franchise, it may become more difficult to achieve similar rates of growth in our assets and earnings.. In addition, our Bank may not be able to immediately invest in loans all of the capital provided to the Bank by us from this offering. Investing these proceeds in interest-bearing securities until they are deployed in loans will provide lower margins than we generally earn on loans, potentially adversely impacting shareholder returns. Declines in the rate of growth of income or assets, and increases in non-interest expenses may have an adverse impact on the value of our common stock.

Fluctuating interest rates may reduce our profitability

Fluctuations in interest rates will ultimately affect both the level of income and expense we record on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than interest-earning assets that mature in the short term. The Bank's interest rate management strategy is designed to stabilize net interest income and preserve capital over a broad range of interest rate movements by matching the interest rate sensitivity of assets and liabilities. Although we believe that our current mix of loans, securities and deposits is reasonable, significant fluctuations in interest rates may have a negative effect on our profitability.

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Persistently low interest rates could erode our core profitability

We derive a significant portion of our net revenues (net interest income plus non-interest income) from the difference between what we earn on our interest-bearing assets such as loans and investment securities and what we pay for our interest-bearing liabilities. Of the $9.3 million of net revenues in 2003, 78% or $7.3 million was attributable to this difference.

During 2003, interests rates fell to 40-year lows. Although some rates have since increased, many remain near or at their lowest levels. Part of the core profitability of a community bank such as our Bank is the lower cost inherent in the deposits it gathers at its branch offices compared to those that could be obtained in the wholesale money markets. This benefit is eroded when market rates are as low as they are today. If such an environment persists, our ability to save on funding costs is reduced. Further, we believe that we have lowered the cost of our interest-bearing liabilities as far as we can given the present level of interest rates. Few additional savings will accrue to us if rates stay low. However, the longer current market interest rates remain low, then as many of our interest-bearing assets mature we will be forced to replace them with assets at lower current market yields. This asymmetrical impact could reduce our net interest income and adversely affect our operating results.

We cannot guarantee the future payment of dividends

Our Board of Directors currently intends to continue its dividend payment policy. In addition, our Board of Directors has adopted a strategic goal of increasing over time our pay-out of annual cash dividends as a percentage of annual net income to 40%. The payment of future dividends will depend upon our financial resources, the earnings and the financial condition of the Bank and its subsidiaries, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends. In addition, if a default occurs in the payment due on the trust preferred securities issued by Lyons Capital Statutory Trust I in which we own all of the common beneficial interest, we would be prohibited from paying dividends. Accordingly, there can be no assurance that dividends will be paid, if any, at historical levels following the offering or be increased or when such increase will occur.

We may experience difficulties in managing our growth

The success of our internal growth strategy will depend primarily on our ability to generate an increasing level of loans and deposits at acceptable risk levels and terms without significant increases in non-interest expenses relative to revenues generated. Although successfully managed in the past, our growth strategy involves a variety of risks, including our ability to:

- attract the talent needed to maintain adequate depth of management throughout our organization as we continue to grow;

- maintain adequate sources of funding at attractive pricing;

- maintain adequate underwriting practices and monitoring systems to maintain credit quality and manage a growing loan portfolio in the future; and

- implement appropriate policies, procedures and operating systems necessary to support a larger organization while keeping expenses under control.

As part of our general strategy we may acquire banks and businesses that we believe provide a strategic fit with our business. We do not have a history of growth by acquisitions. To the extent that we grow by acquisition, we cannot assure you that we will be able to manage our growth adequately and profitably. Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:

- potential exposure to liabilities of banks and businesses we acquire;

- difficulty and expense of integrating the operations and personnel of banks and businesses we acquire;

- potential disruption to our business;

- potential diversion of our management's time and attention; and

- impairment of relationships with and the possible loss of key employees and customers of the banks and businesses we acquire.

Failure to successfully address the issues of growth either internal or by acquisition could adversely affect our results of operations and financial condition.

Strong competition within our market area may limit our profitability and growth

We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The market area in which we operate, Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates counties, has numerous financial institutions and service providers that we compete with for customers. Our competition comes principally from other financial institutions and service providers such as: commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, finance companies, brokerage firms, and mutual fund companies.

Many of these competitors have greater financial resources and lending limits, better name recognition, more locations, more advanced technology and more financial products to offer than we have. The intense competition in the market for financial services has exerted pressure on the pricing of our loan and deposit products. Our profitability depends on our continued ability to retain existing customers and to attract new customers and to make loans and attract deposits on favorable terms. If we are unable to compete successfully for loans and deposits on favorable terms, our profitability and growth will be adversely affected.

Because we primarily serve Wayne County and several counties in a close proximity, a decline in the economy of this local region could lower our profitability and adversely affect our growth

We serve Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates counties with 9 banking offices, 23 ATMs and our Internet and telephone banking services. Our profits depend on providing products and services to customers in this local region. An increase in unemployment, a decrease in real estate values, or inclement weather, natural disasters and adverse trends or events affecting various industry groups such as agriculture are among the factors that could weaken the local economy. With a weaker local economy:

- customers may not want or need our products and services;

- borrowers may be unable to repay their loans;

- the value of the collateral securing our loans to borrowers may decline and

- the overall quality of our loan portfolio may decline.

Making mortgage loans, consumer loans, commercial loans and agricultural loans is a significant source of our profits. If customers in the local area do not want these loans, our profits may decrease. Although we could make other investments, we may earn less revenue on these investments than on loans. Also, our losses on loans may increase if borrowers are unable to make payments on their loans. All of these factors could lower our profitability and adversely affect our growth.

We may suffer more severely than other lenders if farmers experience a downturn in their economic performance as a business segments

Our agricultural lending activities are an important part of the growth and profitability of the Bank. Whereas, based on September 30, 2003 figures, agricultural-related loans represent less than 1.0% of the loan portfolio of our peers, our percentage totaled over 5.0%. To the extent that the fortunes of the farm economy are adversely affected by general economic conditions, we may suffer more than our peers.

Our profitability and ability to grow would be adversely affected if a change in the law occurs that precludes our municipal customers from maintaining deposits with us or if those customers withdraw their deposits from us for other reasons

Public deposits historically have been very important to us. As of January 31, 2004, almost 31.0% of our deposits were provided by municipal customers, which we believe to be significantly greater than our peers. If legislation to liberalize the options for municipal deposits were passed, or if our relationships with local municipalities were to deteriorate, this important source of funding could erode and/or become more expensive. This could affect our profitability and our ability to fund our growth strategies.

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If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings would decrease

Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

- credit risks of a particular borrower;

- changes in economic and industry conditions;

- the duration of the loan; and

- in the case of a collateralized loan, uncertainties as to the future value of the collateral.

If our borrowers do not repay their loans, we may suffer credit losses. Credit losses are inherent in the lending business and could have a materially adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for loan losses for loan defaults and non-performance. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, beyond our control. Such losses may exceed current estimates. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our future losses, thereby having an adverse effect on our earnings. In addition, this may cause us to increase the allowance for loan losses in the future, thereby decreasing our future earnings. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities would decrease our earnings.

We may lose customers or be unable to grow our customer base if our competitors develop and invest technological improvements that consumers desire, but which are beyond our financial ability to adopt and implement

The financial services industry continues to undergo rapid technological change with frequent introductions of new technology-driven products and services. In addition, to better serve customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success and ability to implement our growth strategy will depend in part upon our ability to address the needs of customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements.

Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To develop these and other new technologies we will likely have to make additional capital investments. Although we continually invest in

new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive in the future. We cannot provide you with assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers. This could result in a loss of customers or an inability to grow our customer base, either of which would adversely affect our profitability and ability to grow.

Monetary policies and economic factors could adversely affect our financial performance

The success of the Bank will depend in significant part upon its ability to attract deposits and extend loans and to maintain a sufficiently large interest margin between the rates of interest it receives on loans and other investments and the rates it pays out on deposits and other liabilities. This is affected by the monetary policies of federal regulatory authorities, particularly the Federal Reserve, and by economic conditions in our service area and the United States generally, including the following:

- changes in governmental economic and monetary policies;
- the Internal Revenue Code and banking and credit regulations;
- national, state, and local economic growth rates;
- employment rates; and
- population trends.

We cannot predict the nature and timing of any changes in such policies and conditions or their impact on us or our bank subsidiary. Any such changes may have a material adverse impact on our financial performance.

Our growth and return to investors may be limited by the laws and government agencies that regulate us and changes in these laws that may adversely affect our results of operation and financial condition

We are a registered financial holding company, and our principal subsidiary is a national bank. Both entities operate in a highly regulated environment and are subject to examination, supervision and comprehensive regulation by federal regulatory agencies. Banking regulations, designed primarily for the safety of depositors and not shareholders of Lyons Bancorp, may limit our growth and the return to investors by restricting activities such as the payment of dividends; mergers with, or acquisitions by, other institutions; investments; loans and interest rates; interest rates paid on deposits and the creation of branch banking offices. Laws and regulations could change at any time, and changes could adversely affect our results of operation and financial condition. See "Supervision and Regulation" for more information about applicable banking regulations.

A loss of our senior officers could impair our relationship with our customers and adversely affect our revenue

We rely upon our senior officers to develop business and maintain customer relationships. If any of these individuals were to leave for any reason or something were to

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happen to one of them, and we were unable to hire highly qualified and experienced personnel to replace them, we could lose valuable customer relationships and associated revenue, especially if they were to work with a competitor. We have attempted to reduce our risk by entering into employment agreements with our most senior officers. There is no assurance, however, that these employment agreements will be effective in retaining these executives.

Our management will have broad discretion in allocating the net proceeds from the offering and may not allocate the proceeds in the most profitable manner

We intend to use the net proceeds from this offering to pay dividends to our shareholders and interest on our subordinated debentures so that Lyons National may conserve its resources and combine those funds with our anticipated investments in Lyons National Bank so that we can Lyons National Bank may increase its regulatory capital levels.. Other than this, neither we nor Lyons National Bank have, specifically allocated the use of the net proceeds from this offering. Until utilized, we anticipate that net offering proceeds will be invested in short-term and intermediate-term securities or deposits in our Bank subsidiary. Therefore, management will have broad discretion as to the timing and specific application of the net proceeds, and investors will not have the opportunity to evaluate the economic, financial and other relevant information that we will use in applying the net proceeds. Although we intend to use the net proceeds to serve Lyons Bancorp's best interests, our application may not ultimately reflect the most profitable application of the net proceeds and you may not agree with such application. As a result, it is possible that our return on equity will decrease following the offering.

A decline in the market value of our investments could negatively impact shareholders' equity

Approximately 97% of our securities investment portfolio as of December 31, 2003 has been designated as available-for-sale pursuant to Statement of Financial Accounting Standards (SFAS) No. 115 relating to accounting for investments. SFAS No. 115 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in shareholders' equity, net of tax. Also, at December 31, 2003, we maintained approximately 32% of total assets in securities available for sale. If the market value of our investment portfolio declines, this would cause a decline in shareholders' equity which could be material.

If we issue additional stock in the future, your percentage of ownership of Lyons Bancorp will be reduced

As a shareholder of Lyons Bancorp, you will not have preemptive rights with respect to the issuance of additional shares of common stock or the issuance of any other class of stock. This means that if we decide to issue additional shares of stock, you will not automatically be entitled to purchase additional shares to maintain your percentage of ownership of our outstanding common stock. In addition, if we sell additional shares in the future, it is possible that those shares may be issued on terms more favorable than the terms of the offering. Also, as a result of this offering, we will have outstanding warrants to purchase 75,150 shares of common

stock at $34.50 per share. The exercise of these warrants in the future could dilute your ownership interest in Lyons Bancorp if you do not exercise the warrants you acquire in this offering.

Substantial regulatory limitations on changes of control and anti-takeover provisions of in our Certificate of Incorporation and Bylaws may make it more difficult for you to receive a change in control premium

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquiror is a financial holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Also our Certificate of Incorporation and Bylaws contain certain provisions that can slow down or limit a hostile takeover. The provisions are intended to discourage costly takeover battles and lessen our vulnerability to a hostile change in control, thereby enhancing the possibility that our Board of Directors can maximize shareholder value in connection with an offer to acquire us. However, anti-takeover provisions can discourage activities such as unsolicited merger proposals, acquisitions, or tender offers by which shareholders might otherwise receive a change of control premium for their shares above the market price.

Our directors and executive officers control a significant percentage of outstanding shares and may influence shareholder actions in a manner that may be adverse to your personal investment objectives

Our directors and executive officers control 22.7% of our outstanding shares of common stock before this offering. Our Directors and executive officers have indicated that they intend to purchase 8,500 units in this offering. If we sell all 75,150 units in this offering and our directors and executive officers purchase 8,500 units, and no warrants are exercised at the closing of the offering, then our directors and officers will control 23.7% of our outstanding shares of common stock after the offering. Combined with the anti-takeover provisions in our Certificate of Incorporation and Bylaws, these holdings can effectively block any attempted takeover of us. In addition, if our directors and executive officers vote together as a single group, they will significantly influence the outcome of our shareholder votes, such as election of directors, amendments to our Certificate of Incorporation, mergers and asset sales. The interests of our directors and executive officers may differ from the interests of other shareholders with respect to control issues such as these.

We are not an SEC-reporting company and, therefore, there is less information available than if our securities were registered under the Securities Exchange Act of 1934, which may make it more difficult for you to sell or otherwise take action with respect to your securities in the future.

We are a non-reporting issuer, which means we do not file periodic reports with the Securities and Exchange Commission and we do not plan to do so after this offering unless

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required by law. Although we file financial information with the Federal Reserve Bank of New York and the Bank files financial information with the Office of the Comptroller of the Currency, purchasers of units will not have ready access to the same quantity of information concerning us and the Bank that is available to the shareholders of companies that report to the Securities and Exchange Commission. Further, the vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer which may make it more difficult for you to sell or otherwise take action with respect to your securities in the future.

INFORMATION ABOUT THIS OFFERING

We are offering 75,150 units, at a price of $32.00 per unit. Each unit consists of one newly issued share of our common stock and one detachable warrant to purchase one newly issued share of our common stock at an exercise price $34.50. Each warrant shall be immediately exercisable upon issuance through and including December 31, 2005 (unless extended by us).

The Shareholder Offering

We are giving the first opportunity to order units to persons who were shareholders of record of our stock at the close of business on March 31, 2004 and reside in the States of New York, Florida, North Carolina or South Carolina.

We are making the shareholder offering by mail, starting as soon as practical after the Offering Statement on Form 1-A of which this constitutes a part is qualified by the Securities & Exchange Commission. Until April 30, 2004, shareholders may submit orders for units. The shareholder offering will expire at 5:00 p.m. Eastern Time on April 30, 2004. There is no minimum required purchase by shareholders, and we reserve the right to limit or refuse individual orders in our sole discretion. In order to receive shareholder preference in the acceptance of orders, we must receive order forms from shareholders at our main office, 35 William Street, Lyons, New York 14489 no later than 5:00 p.m. Eastern Time on April 30, 2004. We will review the order forms received from qualified shareholders prior to the expiration of the shareholder offering and give them preference over order forms received in the community offering described below, consistent with the offering objectives and subject to limitations as determined by us in our sole discretion. Shareholders are not required to return their order form prior to the expiration of the shareholder offering. However, we will treat shareholders' order forms received after the expiration of the shareholder offering as part of the community offering described below.

The Community Offering

At the same time as the shareholder offering, we are offering units in a community offering to persons having accounts at the Bank and to the general public in the State of New York. We will also offer units to persons who are residents in the States of Florida, North Carolina or South Carolina and who have pre-existing relationships with one of our executive officers or directors.

Investors interested in purchasing units will need to return an executed order form together with funds for the purchase of the requested units before the expiration of the community offering. The community offering will end at 5:00 p.m. Eastern Time on May 5, 2004, unless we extend it for up to an additional 30 days. We reserve the right to terminate the offering without notice at any time.

After we have determined the number of units to be sold in the shareholder offering, we will consider order forms from our account holders and others whom we solicit. Our shareholders and officers, directors and employees and those of the Bank and its subsidiaries shall be entitled to participate in the community offering on the same basis as account holders and others whom we solicit. In the community offering, the minimum required purchase is 100 units except that employees of the Bank and its subsidiaries may purchase a minimum of 25 units and there is no minimum purchase required of a shareholder. The 25 unit minimum required purchase for our employees is based on our desire to encourage stock ownership by our employees.

Best Efforts

No underwriter has been engaged or agreed to purchase any units. The offering will be conducted by our officers on a best efforts basis, which means that we are not required to sell any specific number of shares or dollar amount of common stock. We have not made any arrangements to place funds received from investors in an escrow, trust or similar account. An order form, once executed and delivered by an investor, is irrevocable. Funds received from an investor will be available for our immediate use once we accept the investor's order.

Blue Sky Considerations

We plan to conduct this offering only in the States of New York, Florida, North Carolina and South Carolina.

We have complied with the issuer/dealer requirements under New York's blue sky securities laws. No restrictions to resale will apply under New York State blue sky securities laws to investors who are residents of New York or making resales in the State of New York.

We plan to comply with exemptions from registration or qualification under the blue sky securities laws in the States of Florida, North Carolina and South Carolina. In order to comply with these exemptions the shares of common stock and warrants acquired by investors who are residents of these states may not be offered for resale unless they have been registered or qualified for sale in that jurisdiction or an exemption is available therefrom and the requirements of any such exemption have been satisfied. We do not currently intend to register or qualify the resale of such securities in any jurisdiction. An exemption, however, is generally available in these jurisdictions for resale of securities restricted under applicable blue sky laws to registered broker/dealers or certain institutional buyers or pursuant to an exemption if the securities have been held for a sufficient period of time to demonstrate that the investor is not an underwriter for Lyons Bancorp. Other exemptions may also be available.

Although the units will not knowingly be sold to purchasers in states or jurisdictions in which we have not registered or otherwise qualified for sale in this offering, purchasers may buy our warrants in the aftermarket or may move to states or jurisdictions in which we have not registered or qualified this offering. In such event, we may be unable to issue our common stock to those persons desiring to exercise their warrants unless and until the common stock or warrants are registered or qualified for sale in the state or jurisdiction in which such purchasers reside, or an exemption to such registration or qualification exists in such state or jurisdiction and the requirements of any such exemption have been satisfied. If we are unable to register or

qualify the common stock and warrants in a particular state or jurisdiction and no exemption to such registration or qualification is available in such state or jurisdiction, a holder may have difficulty selling, exchanging or exercising such warrants in order to realize any economic benefit from the warrants without conducting such sale in a state or jurisdiction in which our securities are registered or qualified.

Procedure for Ordering Units

Shareholders who desire to participate in the shareholder offering must deliver to us on or before the expiration of the shareholder offering the properly completed and executed order form, with payment in full of the purchase price in appropriate form for all units ordered. The general public, account holders, officers, directors, employees and shareholders who desire to participate in the community offering must deliver to us on or before the community offering expiration date the properly completed and executed order form, with payment in full of the purchase price for all units ordered. Shareholders residing in Florida, North Carolina or South Carolina who desire to participate in either offering must also complete the appropriate rider to the order form. We will not be obligated to honor any order if the order form or purchase price is received by us subsequent to the applicable expiration date. In any event, we reserve the right, in our sole discretion, to accept or reject any order, in whole or in part, or, if the offering is oversubscribed, to allot a lesser number of units. No fractional units may be purchased.

THE INSTRUCTIONS ACCOMPANYING THE ORDER FORM SHOULD BE READ CAREFULLY AND FOLLOWED IN DETAIL. QUESTIONS CONCERNING THE PROCEDURE FOR ORDERING UNITS MAY BE DIRECTED TO US BY CALLING (315) 946-4871 OR BY STOPPING AT OUR MAIN OFFICE AT 35 WILLIAM STREET, LYONS, NEW YORK.

Payment in full to Lyons Bancorp, Inc. must be by (a) check or bank draft drawn upon a United States bank; (b) postal, telegraphic or express money order; or (c) authorization of an appropriate withdrawal of monies from a checking or savings account at the Bank. The purchase price will be considered received by us only upon (i) clearance of any non-certified check, (ii) receipt by us of any certified check or bank draft drawn upon a United States bank or of any postal, telegraphic or express money order, or (iii) withdrawal of monies from a checking or savings account at the Bank equal to the purchase price. All funds received in payment of the purchase price shall be held by us and deposited in a special account at the Bank. This should not be considered an escrow account or arrangement

The address to which the order form and payment of the purchase price should be delivered is Lyons Bancorp, Inc., 35 William Street, Lyons, New York 14489, Attention: Corporate Secretary. The method of delivery of order forms and payment of the purchase price to us will be at your election and risk, but if sent by mail, we recommend that your order form and payment be sent by registered mail, properly insured, with return receipt requested and that a sufficient number of days be allowed to insure delivery to us and clearance of payment prior to the applicable expiration date. Because uncertified personal checks may take five business days to clear, we recommend that you pay by means of certified or cashier's check, money order, or wire transfer of funds.

There can be no assurance that a sufficient number of units will be available to satisfy all orders. In the event the number of units is insufficient to satisfy all orders, we shall determine, in our sole discretion, how units will be allocated among offering participants. In the event that participants in the community offering receive fewer units than the number ordered, we will return, as soon as practical, any excess funds, without interest, to such persons.

We will decide all questions concerning the timeliness, validity, form, and eligibility of order forms received or any assertion by shareholders of their right to participate in the shareholder offering, with our decision being final and binding. In our sole discretion, we may waive any defect or irregularity, permit a defect or irregularity to be corrected within such time as we may determine, or reject orders. We will not be under any duty to give notification of any defect or irregularity in connection with the submission of order forms or incur any liability for failure to give such notification.

Allocation of Remitted Funds

If you do not send enough money to purchase the number of units that you indicate you are ordering, or if you do not specify the number of units you are ordering, then we will conclude you have ordered the number of units which may be purchased by your payment. If your payment exceeds the amount necessary to purchase the number of units you have ordered, then we will conclude you have ordered the number of units which may be purchased by the full amount of your payment, rounded down to the nearest whole unit. To the extent any adjustment results in any excess funds, we will return to you, as soon as practical, any excess, without interest.

Determination of Offering Price and Warrant Exercise Price

To determine the price of the units we looked at a variety of factors relevant to the valuation of our business and our common stock. Foremost among these were the historic trading prices of our stock as reported on the OTC Bulletin Board and comparisons with other similar upstate New York banking institutions. We identified three institutions located in upstate New York which met the following criteria:

- Asset size over $200 million but less than $500 million and located in upstate New York north and west of the Hudson Valley area;

- Shareholder base not dominated by concentrated family ownership;

- Stock price less than $100 per share; and

- Source of financial data is publicly available.

We chose these criteria to best match institutions with characteristics similar to Lyons Bancorp. The institutions along with their investment characteristics follow:

Other New York Bank Institutions	Stock Price[1]	2003[2] EPS	P/E Ratio[3]
CNB Bancorp, Inc.	$25.50	$1.64	15.5
Evans Bancorp, Inc.	$24.44	$1.66	14.7
Steuben Trust Company	$14.80	$0.71	20.8
Average			17.0
Median			15.5
Lyons Bancorp unit offer price	$32.00	$2.33	13.7

---

(1) Based on transactions reported on the OTC Bulletin Board.

(2) 2003 earnings per share based on publicly available information filed with the Securities and Exchange Commission or reported in press releases or stockholder reports.

(3) Represents the last stock price reported as of March 26, 2004 stock price compared to reported 2003 net earnings.

We also decided to include in this offering a warrant to purchase shares of our common stock as an additional inducement for new purchases. The warrant has an exercise price of $34.50 per share and may be exercised at any time between the date this offering closes and December 31, 2005 (unless extended by us). We set the warrant exercise price at a level that we hope is exceeded by our stock price during the warrant exercise period so that holders will be induced to exercise their warrants.

We will send a letter to purchasers after the offering closes indicating our estimated income tax basis for the warrants. Some of the factors upon which our estimate will be based must be measured after the closing. See "Taxation."

Limited Market for Shares and No Market for Warrants

The shares of common stock and warrants comprising the units will separate immediately upon issuance and will trade as separate securities. Except for shares and warrants acquired by our affiliates and residents in the States of Florida, North Carolina and South Carolina, the shares and warrants sold in the offering will be freely transferable immediately upon issuance and will not be subject to any transfer restrictions.

Our common stock trades on a limited basis in the over-the-counter bulletin board under the symbol "LYBC" and no market exists for our warrants. Our stock does not have a market maker, and we have no plans to list any of our securities on any exchange. As a result, you may not be able to sell your shares or warrants without delay and you may be unable to sell your shares at a fair price or your warrants at any price. We cannot predict when, if ever, a fully

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developed active and liquid public trading market for our securities will occur. If a developed public trading market for our securities does develop at a future time, there are no assurances that they will be sustained for any period of time.

Role of Officers and Employees

This offering will be conducted for us by Robert Schick, our President, Clair J. Britt, Jr., an Executive Vice President with the Bank, Thomas Kime, an Executive Vice President with the Bank, and Kenneth Burt, our Treasurer. Our marketing will be accomplished through a combination of telephone calls, mail and personal visits and meetings. None of these officers is registered as a broker- dealer under federal or state securities laws. We believe that none of these officers is required to register as a broker- dealer under the Securities Exchange Act of 1934 due to Rule 3a4-1 promulgated under that Act. Our belief is based on the fact that none of these officers:

- is subject to statutory disqualification or otherwise prohibited from assisting us in the offer and sale of the shares;
- is compensated based directly or indirectly on transactions in securities;
- is a broker-dealer nor an associated person of a broker dealer and has not been such within the last 12 months;
- performs or is expected to perform substantial duties for us related to transactions for securities;
- has been involved in the issuance of securities from any issuer during the last 12 months under this rule. We will not engage an underwriter and, accordingly, will not pay any underwriting discounts or commissions for the sale of shares.

Issuance of Certificates

If all conditions necessary to consummate the offering are satisfied, we will deliver certificates representing shares of common stock and warrants to purchasers as soon as practical after completion of the offering.

Intentions of Directors and Executive Officers

Our Board of Directors expresses no opinion and makes no recommendation whether you should order units. You must make an investment evaluation of the offering according to your best interests upon consultation with your financial advisor.

Our directors and executive officers have indicated to us that they intend to order approximately 8,500 units through participation in the offering. These intentions are not commitments and could change based upon individual circumstances and are subject to the market conditions at the time of the offering. Assuming the full purchase indicated by such directors and executive officers, they would beneficially own, as a group, a total of approximately 23.7% of the common stock, and 11.3% of the warrants outstanding after the offering closes, assuming 100% of the units are sold. This percentage of common stock does not

give effect to additional shares of common stock that may be issued in connection with the exercise of the warrants.

Regulatory Limitations

We will not be required to issue units to any person who, in our sole discretion, would be required to obtain prior approval from any state or federal bank regulatory authority to own or control such units.

Right to Amend or Terminate Offering

We reserve the right to amend the terms and conditions of the offering, regardless of whether such terms and conditions are more or less favorable to shareholder offering or community offering participants. If there is a material change to the terms of the offering, we will revise this Offering Circular and file the revised Offering Circular as an amendment to the Offering Statement of which this Offering Circular is a part, and you will be given another opportunity to decide whether you wish to participate in the offering. We reserve the right to terminate the offering at any time before the delivery of certificates for common stock and warrants included in purchased units, if the offering is prohibited by law or regulation or if our Board of Directors concludes, in its business judgment, that it is not in our best interest to complete the offering under the circumstances. If the offering is so terminated, we will promptly refund money received from participants, without interest.

HOW WE INTEND TO USE THE PROCEEDS

The estimated net proceeds from the offering depends upon the total number of units we sell. The following table sets forth the calculation of our net proceeds from the offering at an offering price of $32.00 per unit and the use of these proceeds. Because this is a best efforts offering and there is no minimum number of shares to be sold, we are presenting this information assuming that we sell 10%, 50% and 100% of the units that we are offering.

	(dollars in thousands, except for per share offering price)		
	10%	50%	100%
Units sold	7,515	37,575	75,150
Offering price	$ 32.00	$ 32.00	$ 32.00
Gross offering proceeds	$240,480	$1,202,400	$2.404,800
Less estimated expense of the offering	$165,000	$ 165,000	$ 165,000
Less net proceeds to Lyons National Bank	$ 37,740	$ 518,700	$1,119,900
Net cash proceeds retained by Lyons Bancorp	$ 37,740	$ 518,700	$1,119,900

We intend to use the net proceeds from this offering in the following order of priority based on the amount of net proceeds raised in the offering:

Dividend payments	$398,730, payable quarterly
Interest due on subordinated debt	$ 29,250
Proceeds to Lyons National Bank	Remaining balance

We are raising equity capital at this time to increase Lyons National Bank's regulatory capital levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operation – Capital"; and "Supervision and Regulation – Capital Requirements". We expect our investment in the Bank to qualify as Tier I regulatory capital for the Bank under regulatory capital guidelines. In particular, the Bank must have a minimum of 10% of Tier I capital for $1.00 of new Tier I investment so that it may take in new loans. The Lyons National Bank plans to use the proceeds it receives from us as a result of this offering to fund new loans, to invest in securities and for general corporate purposes. We plan to retain the remaining net proceeds from the offering to fund dividends to our shareholders during the first 12 months after this offering, to pay interest due on our subordinated debenture and for other general corporate purposes. We have otherwise not specifically allocated the net proceeds from this offering. Until we apply the net proceeds, we intend to invest such proceeds in short-term and intermediate-term interest-bearing securities or in deposits in our Bank.

MARKET FOR OUR COMMON STOCK
AND RELATED SHAREHOLDER MATTERS

Our stock is traded on a limited basis in the over-the-counter market under the symbol "LYBC." Our stock does not have a market maker, and we do not plan to list our securities on any exchange. Transactions in our stock are reported in the National Association of Securities Dealers reporting system known as the "OTC Bulletin Board."

Prior to this offering, we did not have outstanding options, warrants to purchase, or securities convertible into, common stock. We have not agreed to register any common stock under the Securities Act for sale by our security holders, although we reserve the right to do so in the future. Other than this offering, none of our stock is being, or have been proposed to be, publicly offered by us, the offering of which could have a material effect on the market price of our common stock.

The following table describes for the quarters indicated the high and low sales for our stock as quoted on the OTC Bulletin Board and dividends declared and paid with respect to our stock since January 1, 2002, adjusted to reflect our December 31, 2003 2-for-1 stock split.

	High	Low	Dividends
2002:			
First Quarter	21.00	21.00	0.10
Second Quarter	22.50	20.23	0.10
Third Quarter	22.50	22.50	0.10
Fourth Quarter	22.50	21.50	0.10
2003:			
First Quarter	22.50	22.50	0.125
Second Quarter	23.00	23.00	0.14
Third Quarter	27.00	26.25	0.15
Fourth Quarter	28.00	26.00	0.16
2004:			
First Quarter	36.00	30.00	0.17[1]

(1)   On March 26, 2004, our Board of Directors declared a $0.17 per share dividend payable on April 15, 2004 to shareholders of record on March 31, 2004.

The above quotations represent prices, between dealers without adjustments for retail markups, markdowns or commissions. The quotation of our common stock on the OTC Bulletin Board does not assure that a meaningful, consistent and liquid market for such securities currently exists.

As of March 31, 2004, there were 372 holders of record of our common stock.

OUR POLICY REGARDING DIVIDENDS

Since our formation in 1987, we, as the financial holding company of the Bank, have continued the payment of cash dividends in keeping with the historical payment of cash dividends. We (or the Bank prior to our formation) have paid consecutive annual cash dividends for more than 50 years. Our Board of Directors currently intends to continue the policy of paying dividends. In addition, our Board of Directors has adopted a strategic goal of increasing over time our pay-out of cash dividends as a percentage of net income to 40%. There can be no assurance, however, that dividends will be paid, if any, at historical levels following the offering or be increased or when such increase will occur. Future payment of dividends must necessarily depend upon our financial resources, the earnings and financial condition of the Bank, restrictions under applicable law and regulations, and other factors relevant at the time the Board of Directors considers any declaration of dividends. To the extent we have insufficient cash available for the payment of dividends, we must receive dividends from the Bank. Therefore, the restrictions on the Bank's dividend payments are directly applicable to us. For a description of limitations on the ability of the Bank to pay any dividends to us, see "Regulation and Supervision."

We will be restricted in our ability to pay dividends if we default on certain of our obligations related to the Lyons Capital Statutory Trust I in which we own all of the common beneficial interest. In June 2003, we formed the trust for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by us. At the same time we also sold subordinated debentures to the Trust in the principal amount of $1,035,000. If we defaulted on our obligations under the guarantee or the subordinated debenture, we would be prohibited from paying dividends under the indenture governing the preferred trust securities.

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DILUTION

If you purchase shares of our stock in this offering through the purchase of units or through the exercise of warrants, you will pay a higher price per share than the prices paid to us by certain of our officers and directors during the past five years. The following table summarizes the total consideration paid to us and the average price paid by our officers, directors and affiliates during the last five years and by investors purchasing shares in this offering or through the exercise of warrants:

	Shares Purchased	Total Consideration	Average Price Per Share
Officers, directors, etc.[1][2]	19,308	$ 322,840	$16.72
New investors – shares[3]	75,150	$2,404,810	$32.00
New investors – warrants	75,150	$2,592,675	$34.50
Total	169,608	$5,320,325	$31.37

(1)   Includes 1,100 shares issued in 2003 to certain members of our senior management as a stock bonus award, and 840 shares purchased in 2003 by our Chief Executive Officer and President, Robert Schick, from us at $22.50 per share under a deferred compensation arrangement under his employment agreement.

(2)   Includes 10,450 shares purchased by officers and directors in our shareholder and community offering under SEC Regulation A in October 2000, as part of a unit purchased at $17.50 per unit, which was comprised of one share of common stock and one warrant to purchase one share of common stock at $18.75 per share. Also includes 6,918 shares purchased pursuant to such warrants.

(3)   Assumes no part of the unit purchase price attributed to the warrants.

CAPITALIZATION

The following table sets forth our equity capitalization as of December 31, 2003. You should read the information in this table together with the "Selected Financial and Other Data," our audited consolidated financial statements and notes thereto and the other information in this Offering Circular.

	December 31, 2003
	(Dollars in thousands)
Shareholders' equity:	
Common stock, par value $.50 per share, 2,000,000 shares authorized and 706,676 shares issued	$ 360
Additional paid-in capital	3,107
Retained earnings	11,007
Accumulated and other comprehensive income	579
Less: Treasury stock (12,520 shares) at cost	(221)
Total shareholders' equity	$ 14,832

OUR COMPANY

General

Lyons Bancorp, Inc., which is a financial holding company registered with the Board of Governors of the Federal Reserve System, owns all of the outstanding capital stock of The Lyons National Bank and all of the common beneficial interest of the Lyons Capital Statutory Trust I. Lyons Bancorp was incorporated under the laws of the State of New York on April 15, 1987. We implemented the financial holding company structure to enhance the Bank's ability to serve its future customers' requirements for financial services and to provide flexibility for growth through expansion of our businesses and to access varied capital raising alternatives.

We are a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. We attract deposits from the general public in the areas surrounding our banking offices and use those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, residential mortgage loans, commercial and agricultural loans and consumer loans. We also invest in mortgage-backed securities and other permissible investments.

Since 1999, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of December 31, 2003, we had total consolidated assets of $212.8 million, deposits of $174.2 million, total net loans of $127.6 million and total shareholders' equity of $14.8 million. This represents growth during this five year period of 84.6%, 113.4%, 80.5%, and 82.7% in each of these categories.

During 2003 we reported record net income of $1.6 million or $2.33 per diluted share, a 25% increase over 2002 net income. We also rewarded our shareholders by increasing our annual dividend payout to 24.72% of our annual 2003 net income, from 20.37% of our net income in 2002.

Our principal executive office is located at 35 William Street, Lyons, New York 14489. This historical building houses our corporate offices, data processing center, and our bank operations functions. We believe this facility has the capacity to service our needs for the foreseeable future.

Our telephone number is (315) 946-4871, and our web-site is www.lyonsbank.com. Information at our web site is not part of this Offering Circular.

Lyons National Bank

The Lyons National Bank commenced business operations in 1852 as the Palmyra Bank of Lyons and later changed its name to The Lyons National Bank. In 1933, the Bank merged with the Gavitt National Bank to create The Lyons National Bank. The Bank opened it's first branch banking office in Lyons in 1986 and added a second in Wolcott, New York in 1990. More recently, our pace of expansion has accelerated as we entered the Newark, New York market in 1996 and upgraded to a new facility there in 2000. Our first supermarket location commenced operations in Macedon, New York in 1997. We opened full service banking offices

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in Ontario, New York in 1999, in Jordan, New York in 2001, in Clyde, New York in 2002 and in Geneva, New York in 2003.

The Bank is a full service community oriented commercial bank, without trust powers. We believe the Bank presents an alternative to large national or regional financial institutions by offering local ownership, local decision-making and other personalized service characteristics of community banks.

The Bank has two subsidiaries, Lyons Realty Associates Corp. and LNB Life Agency, Inc. The Bank owns all of the common stock and 93.5% of the non-voting preferred stock of Lyons Realty and all of the capital stock of LNB Life Agency, Inc. A group of investors owns approximately 6.5% of Lyons Realty's non-voting preferred stock.

At December 31, 2003, Lyons Bancorp, Inc. was staffed by 3 part-time employees; Robert A. Schick, President and Chief Executive Officer, Kenneth M. Burt, Treasurer and Jan E. Mastracy, Secretary. None of these employees receive compensation from Lyons Bancorp, Inc. All three are full-time, compensated, employees of The Lyons National Bank. Mr. Schick is President and Chief Executive Officer of The Lyons National Bank; Mr. Burt is Senior Vice President and Chief Financial Officer; and Ms. Mastracy is a Banking Officer and Human Resources Administrative Assistant.

Other Subsidiaries

Lyons Realty Associates Corp. is a New York corporation formed by the Bank in June 2001 to operate as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Lyons Realty primarily acquires, owns and holds a portfolio of real estate mortgages and related assets. To date, our Bank has originated all of the mortgages held by Lyons Realty. As of December 31, 2003, Lyons Realty held $23.4 million in real estate mortgages. Lyons Realty does not provided any services or products to third parties.

LNB Life Agency, Inc. is a New York corporation formed by the Bank in February 2003 to serve as its financial services subsidiary. LNB Life Agency maintains a non-exclusive referral agreement with Mapstone Financial Group, an independent registered broker/dealer based in Rochester, New York. Through this arrangement we make available non-insured financial services and products to our customers and potential customers in return for a compensation. The agreement also allocates responsibility for licensing, oversight, intellectual property, representations, warranties and indemnification. The agreement can be terminated by either party at any time on 30 days advance notice.

Lyons Capital Statutory Trust I is a Connecticut statutory trust which Lyons Bancorp formed in June 2003. The trust is not authorized and does not conduct any trade or business and was formed for the sole purpose of the issuance, sale and administration of the preferred trust capital securities. The Trust's principal asset is a $1,035,000 subordinated debenture issued by Lyons Bancorp. In June 2003 concurrently with the Trust's acquisition of the subordinated debenture, Tioga State Bank purchased from the Trust $1.0 million of preferred trust capital securities. The trust preferred securities are classified as long-term debt for the financial statements purposes, but Tier I capital for regulatory purposes. For further description of the details of this transaction see "Business – Sources of Funds – Borrowings"; "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital."

Products and Services

The Bank provides a wide range of traditional commercial and retail banking products and services for individuals and small to medium sized businesses primarily in our market area. The Bank's services include accepting time, demand and savings deposits, and making secured and unsecured loans. "See -- Sources of Funds – Deposits" Deposits in the Bank are insured to applicable limits by the Federal Deposit Insurance Corporation. The Bank offers enhanced delivery system options such as Internet and telephone banking and help business customers manage their cash flow with Automatic Clearing House origination and cash management services. Other services the Bank offers include safe deposit boxes, travelers' checks, money orders, wire transfers, drive-through facilities, an in-store location, 24-hour depositories, and ATMs. The Bank's lending products include residential and commercial real estate loans, agricultural, commercial, and consumer loans. See " --Lending Activities".

The Bank, through LNB Life Agency, Inc. and its arrangement with Mapstone Financial Group, makes non-insured financial services and products available to its customers and potential customers. These products range from stocks, bonds and mutual funds to life, disability and long-term care insurance products. Mapstone Financial sells the product and we receive a referral commission from Mapstone for the sale. The commissions we receive from these transactions are intended to help offset some of the risk associated with our net interest margin because it can provide a recurring source of revenue. As of the date of this Offering Circular, the amount of revenue we generate from these products is immaterial.

Business Strategy

Our mission is to increase shareholder value by offering financial services to a constantly changing market. Our strategy includes:

- Growing our community banking franchise mainly with de novo branch expansion in selected markets where we can gain a competitive advantage by providing our customers with personal service;

- Expanding our relationships with commercial and agricultural customers through utilizing lending officers who know our customers' businesses and can offer competitive products to meet their needs;

- Cementing retail market loyalty by focusing on core consumer needs for transaction services and residential mortgages; and

- Continuing to expand our sales of non-bank financial services to produce stronger and more diversified sources of fee income and to broaden our customer base.

Grow Franchise.

As of June 2003, based on statistics provided by the Federal Deposit Insurance Corporation, we ranked second in our deposit market share rank among banks in Wayne County, New York. Our long-term goal is to secure the top market share position in Wayne County.

Since 2000, we have opened two offices outside Wayne County and we plan to open a third banking office outside of Wayne County in 2004. We expect to continue our expansion outside of Wayne County over time. Our strategy is to open denovo or acquire banking offices in communities that we believe have either been abandoned by or poorly served by current financial institutions. Before opening offices in these communities we generally identify and hire individuals who can provide unique personal service in the market.

We also plan to consider acquisitions of other financial institutions and financial related service companies and/or individual branch offices. As of the date of this offering circular, we do not have any agreements, arrangements or understandings for any acquisitions of any kind.

We seek to provide customers the personal attention they desire while having the technological ability to provide services such as on-line Internet banking that require less customer contact.

Deepen Commercial and Agricultural Relationships.

On December 31, 2003, we had $127.6 million of total loans. The most significant concentration of our loans is commercial and agricultural loans, which as of December 31, 2003 totaled $73.5 million and constituted 57.6% of our total loans

Our commercial and agricultural loan totals have tripled over the past five years as we have focused on developing this category of loans. We now have a staff of six lending officers supported by a credit administration area staffed with two full-time professionals. . We intend to focus on building this category of loans through a structured calling program with commercial and agricultural customers and by providing regularly upgraded products and services.

Cement Retail Loyalty

In order to attract consumers, we offer products that address consumers' needs to manage their funds on a day-to-day basis and finance homes.

We offer checking and savings products which are accessible by either visiting our local offices or by electronic means. We have the greatest number of ATMs of any financial institution in Wayne County and offer full access for our customers in all of the major domestic ATM networks. Internet and telephone banking provide customers additional alternatives to access their accounts.

The decision to purchase or refinance a home is a significant financial transaction for most of our customers. If the loan is a plain-vanilla mortgage that meets all of the standards of the secondary marketplace, we can originate, sell, and service the loan. This allows customers to take advantage of national funding options while retaining a local contact should any problems develop. The Bank benefits because it can generate fees for these services. Another advantage

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of this approach is that the loan will not impose regulatory capital requirements on us, allowing us to originate additional loans. For those properties that do not fit into the one-size-fits-all box of the secondary market, we can originate and hold the loan .

We intend to continue emphasizing the core consumer deposit and mortgage products in our market and to continue to build our serviced mortgage portfolio.

Expand Sales of Non-Bank Financial Services.

Making non-interest income a larger part of our total revenue stream and broaden our base of customers and increasing customer retention through sales of these products and services is an integral part of our strategy. We are exploring ways to expand the business that we have through LNB Life Agency's relationship with Mapstone Financial Group.

Business Support Strategies

To support our business growth we believe that we need to execute the following five key business support strategies.

Marketing and Sales Approach

To generate increased revenues in the fast-changing financial services marketplace, we believe that we must balance our community banking culture with an effective marketing and sales approach. As we compete for customers, we strive to project a consistent image to the consumer. We also train our staff to identify the needs of our customers so that we can sell them the products and services that will generate our future profits.

Expanded Product Lines

In addition to our current arrangement with Mapstone Financial Group, we plan to support better marketing and training by developing and offering added products and services to our customers. We expect to develop products in-house and offer them through our own systems and customer representatives. We are exploring possible acquisitions of new lines of business to provide customers access to non-bank products and services. In addition, we will consider utilizing out-sourcing options that offer a good trade-off between time to market and revenues generated. New product lines we are considering include: insurance, brokerage, mortgage banking, financial planning, investment management, and trust services.

Infrastructure

The Bank has more than doubled in size (assets and locations) while increasing staff by 50% in the last five years. This growth has been accomplished with a very small senior management structure. In order for us to succeed in our growth goals over the next few years, we plan to deepen the organizational structure of the Bank by adding expertise in certain specialized areas. Included among these are a dedicated sales and service manager and a corporate controller.

The Bank utilizes a third-party data processing consortium for its technology needs. This method of operation places responsibility for the technical aspects of technology with experts

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while keeping the responsibility for strategy within the Bank. A key portion of our future success will rest on our ability to upgrade the capabilities of our systems to provide timely information to make decisions.

Our de novo expansion has been supported by a consistent approach to design in our new locations. In the next few years, we plan to review all of the space needs of our Bank. We expect to make a significant commitment to upgraded facilities to house our administrative and operations personnel.

Manage Risk.

The key risks we face include credit, liquidity, interest rate sensitivity, reputation, and operations. We manage each of these areas in a structured fashion. Although each of our risks is managed by individuals and systems unique to the particular risk in question, we maintain a global risk management process as well. This approach allows us to monitor the various risks we face in an integrated fashion. We feel it is important to review risk trends in all areas at the same time to make sure that we are not subject to a correlated increase in risk that could feed on itself. Our internal Risk Management Committee is charged with the responsibility to gather information from each risk area, collate it, and review the implications in an enterprise-wide fashion. We self-rate the Bank in the different areas and take care to compare these ratings to those provided by outside parties (auditors, examiners, etc.) for consistency.

Even though we have almost tripled the size of our loan portfolio in the last five years, we have maintained a strict quality control program for new credits. We have experienced lending officers and a loan approval process that requires detailed knowledge of the customer's ability to repay a loan.

Our net charge-offs for 2003 were $168,000 (.16% of average loans during 2003). Our non-performing assets were .34% of outstanding loans as of December 31, 2003, which was below our peer average of .84% of outstanding loans. See Uniform Bank Performance Report, Federal Financial Institution Examinations Council December 31, 2003 ("Uniform Bank Performance Report"), page 7 ("Analysis of Credit Allowance and Loan Mix"). Our loan loss reserve totaled almost $1.7 million or 1.30% of outstanding loans. See Uniform Bank Performance Report, page 8A ("Analysis of Past Due, Non-Accrual and Restructured Loans and Leases"). This also exceeds peer averages of 1.25%.

We manage our balance sheet risks (liquidity and interest rate sensitivity) through a regular monitoring process and an active Asset/Liability Committee which includes senior management and select members of the Board of Directors. The Bank has increased in total assets from roughly $100 million at the end of 1998 to over $212 million as of the end of 2003. During this period, the Bank has had minimal wholesale funding and has navigated both a sharp increase in interest rates from 1998 to 2000 and the subsequent collapse in rates to multi-decade lows while increasing net interest income in every year.

The potential risk to our reputation from rumor or unauthorized activities could cause severe harm to our business. We take any comments made about the Bank seriously and counter any inaccuracies we find as quickly as we can. All of our employees and directors are subject to our internal Ethics Policy that provides strict guidelines for actions and formal penalties for

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violations. Our corporate governance policies have been enhanced, meeting many of the guidelines in place for much larger institutions.

Operating risk has become a much more important consideration in the past few years as new threats have been presented. We have established strict privacy requirements in all of our customer dealings. We have taken steps to secure our data processing areas from attack both physical and through electronic means. We were fully prepared for Year-2000, and we believe our disaster recovery procedures are state-of-the-art.

Capital Management

Capital raising activities generally take place at Lyons Bancorp while capital use other than dividend and interest payments is primarily related to the Bank's business and regulatory needs. We work to closely integrate the capital needs of Lyons Bancorp and the Bank so that capital movement between the two entities is both timely and appropriately sized. See "Management's Discussion and Analysis of Financial Condition and Results of Operations–Capital"

Banking Operations

Market Area

During June 2003, we opened our first location in Ontario County, New York by adding a banking office on Seneca Street in Geneva, New York. Expanding into Geneva is strategically important to us. Geneva proper is one of the largest markets in our service area with a population of over 13,000 and bankable deposits of close to $450 million. Moreover, it is not an over-banked community. When we opened our branch in June, we became but the fourth bank to establish a presence in the city.

While opening our first banking office in Ontario County is important in its own right, being in Geneva has afforded us the opportunity to springboard into other markets in Ontario County and has opened a door on the entire Finger Lakes Region. More specifically, we are now soliciting business in and serving customers from Yates and Seneca Counties, which means our potential market area is double what it was when 2003 began.

With the opening of the Geneva banking office, the Bank now operates nine banking offices within its primary market area, which is centered around Lyons, New York. The Bank's primary market area now encompasses Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates Counties in New York State.

The following maps show the Bank's primary market area:



Counties of Central New York

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Average Balances And Interest Rates

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets, the resultant yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Average balances are derived from average daily balances. The yield on securities available-for-sale are included in investment securities and mortgage-related securities and yields are calculated on the historical basis. All interest has been adjusted to a fully taxable equivalent amount using the federal statutory rate of 34%. The yields and rates are established by dividing income or expense dollars by the average balance of the asset or liability.

AVERAGE BALANCES AND INTEREST RATES
(Dollars in thousands)

	December 31, 2003			December 31, 2002			December 31, 2001		
	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates
Assets:									
Loans	$ 107,305	$ 6,987	6.51%	$ 91,893	$ 6,655	7.24%	$ 78,663	$ 6,444	8.19%
Investment Securities									
Taxable	63,981	2,406	3.76%	46,957	2,151	4.58%	34,961	2,037	5.80%
Tax-Exempt	15,243	493	3.23%	12,979	456	3.51%	7,789	296	3.80%
Total Securities	79,224	2,899	3.66%	59,936	2,607	4.35%	42,750	2,333	5.43%
Fed Funds Sold	4,898	45	.92%	7,818	126	1.61%	5,305	206	4.09%
Total Interest Earning Assets	191,427	9,931	5.19%	159,647	9,388	5.88%	126,718	8,983	7.09%
Other Assets	13,102			12,759			9,444		
Total Assets	$ 204,529			$ 172,406			$ 136,162		
Liabilities and Shareholders Equity:									
Interest-Bearing Deposits									
Now Accounts	$ 18,777	$ 129	0.69%	$ 16,777	$ 146	0.87%	$ 12,984	$ 242	1.86%
Money Market Accounts	28,131	455	1.62%	23,037	473	2.05%	8,945	266	2.97%
Savings	44,727	479	1.07%	40,152	596	1.48%	35,323	785	2.22%
Time > $100,000	30,877	511	1.65%	22,640	554	2.45%	21,122	882	4.18%
Other Time	25,916	721	2.78%	21,634	849	3.92%	19,508	993	5.09%
Total Interest-Bearing Deposits	148,428	2,295	1.55%	124,240	2,618	2.11%	97,882	3,168	3.24%
FHLB Advances and Repurchase Agreements	14,492	359	2.48%	13,296	370	2.78%	8,606	270	3.14%
Total Preferred Securities	56	5	8.93%	---	---	0.00%	---	---	0.00%
Total Interest Bearing Liabilities	162,976	2,659	1.63%	137,536	2,988	2.17%	106,488	3,438	3.23%
Noninterest-Bearing Deposits	25,600			21,815			18,203		
Other Liabilities	1,473			913			941		
Stockholders' Equity	14,480			12,142			10,530		
Total Liabilities and Stockholders' Equity	$ 204,529			$ 172,406			$ 136,162		
Spread in Interest-Bearing Funds			3.56%			3.71%			3.86%
Net Interest Income		$ 7,272			$ 6,400			$ 5,545	
Net Interest Margin[1]			3.80%			4.01%			4.38%

(1) Net Interest Margin represents net interest income divided by average interest-earning assets.

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Lending Activities

The principal lending activity of the Bank has been the origination for its own portfolio of adjustable and fixed-rate loans secured by various forms of collateral. The Bank also originates residential mortgages which it sells to third parties and retains servicing rights. These mortgages are sold without recourse to the Bank. The value of the servicing rights associated with these sold mortgages is immaterial to us and, as such, no asset has been recorded for them.

The following tables include a Summary of Loan Portfolio, Maturities of Loans, Sensitivity of Loans to Changes in Interest Rates and a Volume/Rate Analysis:

Summary of Loan Portfolio
By Type
(Dollars in thousands)

Type	As of December 31,				
	2003	2002	2001	2000	1999
Domestic:					
Commercial, financial and agricultural	$ 73,461	$ 46,813	$ 40,380	$ 33,728	$ 26,618
Real estate - mortgage loans	36,043	32,504	30,029	29,485	26,428
Installment and other consumer loans	18,071	18,524	14,447	9,065	6,707
Sub-total	$127,575	$ 97,841	$ 84,856	$ 72,278	$ 59,753
Foreign	---	---	---	---	---
Total loans	$127,575	$ 97,841	$ 84,856	$ 72,278	$ 59,753
Allowance for loan and lease losses	(1,658)	(1,224)	(1,007)	(817)	(697)
Total loans, net of allowance	$125,917	$ 96,617	$ 83,849	$ 71,461	$ 59,056

Maturities of Loans
As of December 31, 2003
(Dollars in thousands)

	Maturing within one year	Maturing after one but within five years	Maturing after five years	Total
Commercial, financial, agricultural	$ 19,632	$ 11,276	$ 42,553	$ 73,461

Sensitivity of Loans to Changes in Interest Rates
(Dollars in thousands)

	As of December 31, 2003	
	Fixed Rate	Variable Rate
Due after one but within five years	$ 16,270	$ 6,301
Due after five years	$ 55,685	$ 28,025

Volume Rate Analysis
(Dollars in thousands)

	2003 Compared to 2002			2002 Compared to 2001		
	Increase (Decrease) Due to Change In			Increase (Decrease) Due to Change In		
Interest Income:	Volume[1]	Rate[2]	Total	Volume[1]	Rate[2]	Total
Loans	$ 1,116	$ (672)	$ 444	$ 1,084	$ (747)	$ 337
Investment Securities	836	(385)	451	933	(468)	465
Federal Funds Sold	(50)	(48)	(98)	103	(126)	(23)
Total Interest Income	1,902	(1,105)	797	2,120	(1,341)	779
Interest Expense:						
NOW	17	(31)	(14)	71	(129)	(58)
MMDA	105	(100)	5	419	(82)	337
Savings	68	(166)	(98)	107	(261)	(154)
Time>$100,000	202	(179)	23	63	(365)	(302)
Other Time	168	(247)	(79)	108	(227)	(119)
FHLB Borrowings	33	(161)	(128)	147	(31)	116
Trust Preferred Securities	---	---	---	---	---	---
Total Interest Expense	593	(884)	(291)	915	(1,095)	(180)
Net Change in Interest Income	$ 1,309	$ (221)	$ 1,088	$ 1,205	$ (246)	$ 959

(1) The volume variance reflects the change in average balance outstanding multiplied by the average rate during the prior period. All interest has been adjusted to a fully taxable equivalent amount using the federal statutory rate of 34%. Non-accruing loans have been used in the daily average balances to determine changes in interest and income to due volume.

(2) The rate variance reflects the change in average rate multiplied by the average balance outstanding.

Interest Sensitivity

An important element of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity management involves comparison between the maturity and re-pricing dates of interest-earning assets and interest-bearing liabilities, with the goal being to minimize the impact on net interest income in periods of extreme fluctuations in interest rates. The Bank measures its interest rate risk through the use of guidelines designed to measure the impact on an annualized net interest margin due to an immediate 2% change in interest rates. Quarterly, the change in net interest income, as well as several other strategic measurement ratios, are presented to the Bank's Asset/Liability Committee ("ALCO") and Board of Directors and compared to Bank established guidelines. The Bank has historically maintained the ratios within the acceptable ranges of the guidelines.

A useful measure of the Bank's interest rate risk is "interest sensitivity gap", the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. Interest rate "gap" analysis measures the relative dollar amounts on interest-earning assets and interest-bearing liabilities which re-price within a specific time period, either through maturity or rate adjustment. A "positive" gap for a given period means that the amount of interest earning assets maturing or otherwise re-pricing exceeds the amount of interest-bearing liabilities maturing or otherwise re-pricing within the same period. Accordingly, in a rising interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a greater increase in the yields of its assets relative to the cost of its liabilities. Conversely, the cost of funds for an institution with a positive gap would generally be expected to decline less quickly than on its assets in a falling interest rate environment. Changes in interest rates generally have the opposite effect on an institution with a "negative" gap.

The Bank currently has a negative gap over the short term, which suggests that the net yield on interest earning assets and liabilities may decrease during periods of rising interest rates. However, a simple interest rate 'gap' analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

The table below presents the Bank's interest rate sensitivity at December 31, 2003. Determinations of investment and loan maturities are based upon contractual terms of each asset. Because certain categories of securities and loans are prepaid before their maturity date even without regard to interest rate fluctuations, certain assumptions have been made to calculate the expected maturity of securities and loans.

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Interest Rate Sensitivity
(Dollars in thousands)

	0-3 Months	4-6 Months	7-12 Months	1-5 Years	5 Years +	Total
Assets:						
Fed Funds Sold	$ -	$ -	$ -	$ -	$ -	$ -
Interest Bearing Deposits	100	-	-	-	-	100
Investment Securities	5,683	4,276	4,344	29,164	26,173	69,640
Loans		7,343	10,501	44,780	13,417	
	51,534					127,575
Total Interest Sensitive Assets	$ 57,317	$ 11,619	$ 14,845	$ 73,944	$ 39,590	$ 197,315
Liabilities:						
Demand/NOW[1]	$ 20,893	$ -	$ -	$ -	$ -	$ 20,893
Money Market/Savings[1]	66,811	-	-	-	-	$ 66,811
Certificates of Deposit[1]	13,079	5,219	23,554	10,812	-	52,664
Individual Retirement Accounts[1]	5,068	57	346	483		5,954
Securities sold under agreement to repurchase	8,059	-	-	-	-	8,059
Advances from Federal Home Loan Bank	8,600	-	1,000	-	3,000	12,600
Advances from subsidiary	1,000	-	-	-	-	1,000
Total Interest Sensitive Liabilities	$ 123,510	$ 5,276	$ 24,900	$ 11,295	$ 3,000	$ 167,981
GAP:						
Period	$(66,193)	$ 6,343	$(10,055)	$ 62,649	$ 36,590	$ 29,334
Cumulative	$ (66,193)	$(59,850)	$(69,905)	$(7,256)	$ 29,334	

(1) Deposit totals shown in this table may not agree to total deposits reported on the balance sheet as of the same date because some deposits, such as checking accounts which had a balance of $24,883,717 as of December 31, 2003, are not interest bearing and, therefore, not included in this schedule.

Asset Quality

The Bank maintains written loan policies that require certain underwriting, documentation, and credit standards be met for the approval and funding of loans. Management has safeguards and procedures in place that track adherence to policies. In addition, third party loan reviewers periodically sample the loan portfolio and report to Bank management and our Board of Directors any identified discrepancies. Exceptions to policy, when made, are documented, justified, and approved by management. Lending authorities are recommended by management and approved by our Board of Directors. Management reports measures of both loan quality and loan portfolio growth on a regular basis to our Board.

Our allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in our loan portfolio. In its continuing evaluation of the allowance and its adequacy, management considers the Bank's loan loss experience, the amount of past-due and non-performing loans, current and anticipated economic conditions, underlying collateral values securing loans and other factors which affect the allowance for potential loan losses. Bank management monitors the adequacy of the allowance through the use of a model designed to comply with the requirements of the Office of the Comptroller of the Currency.

While it is the Bank's policy to charge-off loans in the period in which a loss is considered probable, there are additional factors impacting potential future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. These factors include such items as the general state of the economy. Management's judgement as to the adequacy of the allowance is, therefore, necessarily approximate. The allowance is also subject to regulatory examinations as to adequacy, which may include reviews of the methodology used to arrive at the allowance and comparison of the allowance to peer institutions.

The commercial loan policy provides that the accrual of interest on commercial and real estate loans ceases whenever the payment of principal or interest becomes 90 days past due or the valuation of the collateral held materially deteriorates to the extent that the loan can no longer be regarded as adequately secured. The policy also provides that accrual of interest on residential mortgages ceases whenever payment of principal or interest becomes 90 days delinquent. Our consumer loan policy provides that consumer loans, whether secured or unsecured, are considered for charge-off to the allowance for loan loss when they reach 90 days delinquent.

The following tables present for the past five years a summary of the "Allocation of Allowance for Loan Loss by Loan Type" and an "Analysis of Changes in the Allowance for Loan Losses".

Allocation of Allowance for Loan Losses
by Loan Type
(Dollars in thousands)

	As of December 31,									
	2003		2002		2001		2000		1999	
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Domestic:										
Commercial, financial and agricultural	$ 1,149	58%	$ 666	48%	$ 690	48%	$ 494	47%	$ 358	45%
Real Estate - mortgage	$ 383	28%	$ 296	33%	$ 201	35%	$ 183	41%	$ 153	44%
Installment loans to individuals	$ 120	14%	$ 245	19%	$ 142	17%	$ 61	12%	$ 53	11%
Special Y2K allocation	$ ---	0%	$ ---	0%	$ ---	0%	$ ---	0%	$ 50	0%
Foreign:	$ ---	0%	$ ---	0%	$ ---	0%	$ ---	0%	$ ---	0%
Not specifically allocated	$ 6	0%	$ 17	0%	$ (26)	0%	$ 79	0%	$ 83	0%
TOTAL	$ 1,658	100%	$ 1,224	100%	$ 1,007	100%	$ 817	100%	$ 697	100%

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Analysis of Changes in Allowance for Loan Losses
(Dollars in thousands)

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Balance at beginning of the period	$ 1,224	$ 1,007	$ 817	$ 697	$ 538
Charge-offs:					
Domestic:					
Commercial, financial and agricultural	95	328	54	---	---
Real estate - mortgage	---	8	17	20	---
Installment loans to individuals	138	73	69	44	33
Credit cards	3	---	6	31	13
Foreign:	---	---	---	---	---
Total charge offs	$ 236	$ 409	$ 146	$ 95	$ 46
Recoveries:					
Domestic:					
Commercial, financial and agricultural	16	21	2	---	---
Real estate - mortgage	2	1	2	2	---
Installment loans to individuals	49	29	29	33	44
Credit cards	1	2	5	4	6
Foreign:	---	---	---	---	---
Total recoveries	$ 68	$ 53	$ 38	$ 39	$ 50
Net charge-offs	$ 168	$ 356	$ 108	$ 56	$ (4)
Provision charged to operations	$ 602	$ 573	$ 298	$ 176	$ 155
Balance at end of period	$ 1,658	$ 1,224	$ 1,007	$ 817	$ 697
Ratio of charge-offs net of recoveries to average loans outstanding	0.16%	0.39%	0.14%	0.09%	0.00%
Allowance for loan loss as a percentage of total loans at period end	1.30%	1.25%	1.19%	1.13%	1.17%

The following tables below summarizes the Bank's non-performing assets for the past five years:

Non-Performing Loans
(Actual dollars)

	As of December 31,				
	2003	2002	2001	2000	1999
Loans accounted for on a non-accrual basis:					
Notes	$ 219,000	$ 105,000	$ 99,000	$ 160,000	$ 29,000
Mortgages	$ 170,000	$ 163,000	$ 141,000	$ 41,000	$ 147,000
Total non-performing loans	$ 389,000	$ 268,000	$ 240,000	$ 201,000	$ 176,000

Past Due and Renegotiated Loans
(Actual dollars)

	As of December 31,				
	2003	2002	2001	2000	1999
Loans contractually past due 90 days or more as to interest or principal payments (not included in non-accrual loans above)[1]	$ 4,000	$ ---	$	$ 18,000	$ ---
Performing but renegotiated loans	$ 1,514,000	$ 1,001,000	$ 404,000	$ 299,000	$ 990,000
	$ 1,518,000	$ 1,001,000	$ 404,000	$ 317,000	$ 990,000

(1)   Loans are still in the process of collection or are adequately collateralized.

Information regarding foregoing interest follows for the indicated fiscal years:

Foregone Interest on Past Due and Renegotiated Loans
(Actual dollars)

	Year ended December 31,				
	2003	2002	2001	2000	1999
Domestic Loans:					
Interest recognized	$ 16,743	$ 27,547	$ 17,427	$ 12,889	$ 39,938
Foregone Interest	$ 7,019	$ 19,295	$ 3,867	$ 3,191	$ 5,602
Interest income that would have been accrued at original terms	$ 23,762	$ 46,842	$ 21,294	$ 16,080	$ 45,540

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Investment Activities

Our securities portfolio is comprised of interest-bearing notes, bonds and pass-through securities issued by the United States government and its direct and sponsored agencies, as well as local municipal obligations. Our available-for-sale portfolio provides a source of liquidity, collateral for repurchase agreements and public funds as well as being a means of diversifying our interest earning asset portfolio. While we generally intend to hold our investment portfolio assets until maturity, a significant portion of the portfolio is classified as available-for-sale. Securities so classified are accounted for at fair value with the unrealized appreciation and depreciation reported as a separate component of shareholders' equity, net of income tax effects. Securities classified in the held to maturity category are accounted for at amortized cost. We invest in securities for the yield they produce and not to profit from trading the securities. We eschew a securities trading portfolio.

The securities portfolio also includes non-marketable equity securities totaling $810,000 that are carried at cost because they are not readily marketable or have no quoted market value. These include investments in Federal Home Loan Bank stock, Federal Reserve Bank stock and New York State Business Development Corporation stock. As a member of the Federal Reserve Bank of New York and Federal Home Loan Bank of New York, the Bank is required to hold stock in these entities. The New York State Business Development Corporation is a privately owned entity, managed and funded by banks across New York State. Its mandate is to promote employment and economic development through long term loans to creditworthy small and medium size businesses that are candidates for financing outside of or in conjunction with conventional bank sources.

The following tables summarize the fair value of the Available-for-Sale portfolio and the amortized cost of the Held-to-Maturity portfolio as of the date indicated:

Investment Securities
(Dollars in thousands)

	As of December 31		
Available-for-Sale	2003	2002	2001
US Treasury securities	$ 5,083	$ 13,387	$ 2,989
US Government securities	22,585	24,413	26,096
Mortgage backed securities	25,377	18,243	5,790
State and local government obligations	14,572	17,252	13,941
	$ 67,617	$ 73,295	$ 48,816
Held-to-Maturity			
State and local government obligations	$ 1,213	$ 2,882	$ 1,728
Federal Home Loan Bank stock	630	600	450
Federal Reserve Bank stock	80	35	35
NYSBD Common Stock	100	100	100
	$ 2,023	$ 3,617	$ 2,313

The fair value (Available–for-Sale), amortized cost (Held-to-Maturity), and weighted average yield of the combined investment portfolios of Lyons Bancorp and the Bank as of and for the year ended December 31, 2003, by final contractual maturity or repricing date, are as follows:

Investment Portfolio
(Dollars in thousands)

	As of and for the year ended December 31, 2003	
Available-for-Sale	Fair Value	Average Yield[1]
Due in one year or less	$ 3,797	6.30%
Due after one to five years	27,424	4.42%
Due after five to ten years	11,019	5.15%
Due after ten years	---	---
Securities not due at a singly maturity date	25,377	4.73%
Total	$ 67,617	4.76%

	Amortized Cost	Average Yield[1]
Held-to-Maturity		
Due in one year or less	$ 515	3.69%
Due after one to five years	201	6.10%
Due after five to ten years	34	6.57%
Due after ten years	463	8.26%
Total[2]	$ 1,213	5.91%
Total Investment Securities	$ 68,830	4.78%

(1)   Average yields are stated on a tax equivalent basis.
(2)   Total does not include equity securities

Sources of Funds

General. The major sources of our funds for lending and other investment purposes are deposits, scheduled principal repayments, prepayment of loans and mortgage-backed securities, maturities and calls of investment securities, equity capital investment, borrowings, and cash flows from operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

Deposits. We attract customer deposits principally from within our primary market area by offering a broad selection of deposit instruments, including demand deposit accounts, checking accounts, savings, money market deposit, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate. All deposit accounts are insured by the Federal Deposit Insurance Corporation up to the maximum amount permitted by law.

The following table is a summary of our deposits for each of our last three fiscal years:

Deposits – Average Balances and Rates
(Dollars in thousands)

	December 31, 2003		December 31, 2002		December 31, 2001	
	Average Balances	Average Rate	Average Balances	Average Rate	Average Balances	Average Rate
Non-Interest Bearing Demand Deposits	$ 25,600	0.00%	$ 21,815	0.00%	$ 18,203	0.00%
Interest Bearing Demand Deposits	18,777	0.69%	16,777	0..87%	12,984	1.86%
Savings	72,858	1.28%	63.189	1.69%	44,268	2.37%
Time Deposits	56,793	2.17%	44,274	3.17%	40,630	4.61%
	$ 174,028	1.32%	$ 146,055	1.79%	$ 116,085	2.73%

The maturity distribution of time deposits of $100,000 or more at December 31, 2003 was:

Maturity	As of December 31, 2003 (Dollars in thousands)
3 Months or Less	$ 8,171
Over 3 Months through 6 Months	1,320
Over 6 Months through 12 Months	18,641
Over 12 Months	3,793
Total	$ 31,925

Borrowings. To help fund our loan growth from time to time we obtain advances from the Federal Home Loan Bank of New York and under securities repurchase agreements with customers. The following table summarizes these borrowings as of and for the indicated years ended December 31:

Short-Term Borrowings
(Dollars in thousands)

	As of and for the years ended December 31,					
	2003		2002		2001	
	Amount	Average Yield	Amount	Average Yield	Amount	Average Yield
Federal Home Loan Bank Advances	12,600	2.40%	9,500	3.35%	5,000	3.82%
Securities Sold under Agreement to Repurchase	8,059	1.81%	8,435	2.28%	8,356	2.87%
TOTAL	20,659	2.17%	17,935	2.85%	13,356	3.23%

As of December 31, 2003, the Bank had $20.7 million of availability from Federal Home Loan Bank of New York, subject to collateral availability. As of December 31, 2003, the Bank had $16.9 million of collateral for such purposes and $12.6 million of funds advanced from the Federal Home Loan Bank of New York. In addition, the Bank may access funds through general markets such as wholesale brokered certificates of deposit and national repurchase agreements. At December 31, 2003, the Bank had no wholesale brokered certificate of deposits or national repurchase agreements.

The following table presents information concerning Federal Home Loan Bank Advances as of and for the indicated years ended December 31:

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Federal Home Loan Bank Advances
(Dollars in thousands)

	For the years ended December 31,		
	2003	2002	2001
Average Balance	$ 7,243	$ 6,240	$ 2,426

The following tables present information concerning securities sold under agreements to repurchase for the indicated years ended December 31:

Securities Sold under Agreement to Repurchase
(Dollars in thousands)

	For the years ended December 31,		
	2003	2002	2001
Average Balance	$ 7,249	$ 7,056	$ 6,166
Maximum month-end balance	$ 8,391	$ 8,826	$ 8,754

Securities sold under agreements to repurchase mature in less than 90 days from the transaction date. Securities sold under agreements to repurchase either remain under the control of the Bank or are held in third party custodial accounts that recognize the Bank's interest in the securities.

In June 2003, we formed a statutory trust company, Lyons Capital Statutory Trust I, a wholly-owned Connecticut statutory business trust subsidiary, for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by us. In June 2003, we issued $1.0 million of subordinated debentures to the Trust and the Trust issued $1.0 million in trust preferred securities to Tioga State Bank. The subordinated debentures are the principal asset of the Trust. The trust preferred securities are classified as long-term debt for the financial statements, but are included as Tier I capital for regulatory purposes. See "Management Discussion and Analysis of Financial Condition and Results of Operation -- Capital". The interest rate on this security, 3.92% at December 31, 2003, is variable, adjusting quarterly at three-month LIBOR plus 2.75%. The interest is payable quarterly. The trust preferred securities mature on June 27, 2033, or may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier I capital is no longer permitted, or certain other contingencies arise.

Our subordinated debentures issued to the Trust also mature on June 27, 2033 and bear interest at the three-month LIBOR plus 2.75% (3.92% at December 31, 2003), payable quarterly. We have the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. We also have the option to redeem the debentures, in whole or in part, beginning on June 27, 2008 and quarterly thereafter or within 120 days throughout the entire term of the debentures should certain special events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 101% at December 31, 2003 to 100% on June 27, 2013 and after. If we elect to defer interest payments as described above, or if the debentures are in default, we are prohibited from declaring or paying dividends.

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Legal Proceedings

Currently, we are not subject to any pending or threatened lawsuits in which claims for monetary damages are asserted.

Competition

We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The Bank competes with other financial institutions and service providers such as commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, finance companies, brokerage firms and mutual fund companies. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of the Bank.

Many of the largest banks in the Country have offices in our markets. These institutions have greater financial resources and lending limits, better name recognition, more locations, more advanced technology and more financial products to offer than we do and may offer various services we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services and electronic technology that we may. To offset these competitive disadvantages, the Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

Employees

As of December 31, 2003, we employed 88 persons, of which 73 were full time. The Bank provides a variety of employment benefits and considers its relationship with its employees to be good. We have no collective bargaining agreements with any employees.

Properties

The location of the nine banking offices operated by the Bank and certain other information related to these offices is set forth below:

Location	Owned or Leased
35 William Street, Lyons, New York 14489	Owned
Routes 14 & 31, Lyons, New York 14489	Owned
4 Williams Street, Clyde, New York 14433	Leased
2 North Main Street, Jordan, New York 13080	Owned
5996 New Hartford Street, Wolcott, New York 14590	Owned
750 West Miller Street, Newark, New York 14513	Leased
1503 Canandaigua Road, Macedon, New York 14502	Leased
41 Seneca Street, Geneva, New York 14456	Leased
Tops Plaza, 6256 Furnace Road, Ontario, New York 14519	Leased

The above properties and land owned by the Bank at December 31, 2003 had a net book value of $1.3 million. None of these properties were subject to any encumbrances.

The Bank leases properties from other parties for its remaining banking offices. For the year ended December 31, 2003, total rental fees of $130,092 were paid for these properties. These leases expire from April 2007 to November 2012.

We consider all of these banking offices to be well located and suitably equipped to serve as banking facilities. In the opinion of management the properties are adequately covered by insurance.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated historical financial and other data for the years and at the dates indicated. The information at December 31, 2003 and 2002, and for the years then ended is derived in part from and should be read together with our audited consolidated financial statements and notes thereto beginning at page F-2 of this Offering Circular. The information at December 31, 2001 and for the fiscal year then ended is derived in part from our audited consolidated financial statements which are not included in this Offering Circular. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and the accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical results are not necessarily indicative of results that may be expected for any future period.

	For the year ended December 31,		
	2003	2002	2001
Statement of Income Summary:			
Interest income	$ 9,931	$ 9,388	$ 8,982
Interest expense	2,659	2,988	3,438
Provision for loan losses	602	573	298
Net interest income after provision for loan losses	6,670	5,827	5,246
Non-interest income	2,067	1,612	1,132
Non-interest expense	6,606	5,663	4,846
Income tax expense	496	475	525
Net income	1,635	1,301	1,007
Per share data [1]:			
Net income	$ 2.33	$ 1.99	$ 1.57
Basic	N/A	$ 1.99	$ 1.56
Diluted			
Book value			
Basic	21.18	21.48	16.99
Diluted	n/a	n/a	16.91
Cash dividends			
Basic	0.58	0.41	0.28
Period End Balance Sheet Summary:			
Total assets	$ 212,840	$ 189,681	$ 155,329
Investment securities	69,640	76,911	51,130
Loans	127,575	97,841	84,856
Allowance for loan losses	1,658	1,224	1,007
Deposits	174,206	155,294	130,101
Shareholders' equity	14,832	14,014	10,900
Selected Financial Ratios:			
Return on average assets	0.80%	0.75%	0.74%
Return on average shareholders' equity	11.29%	10.71%	9.57%
Dividends declared to net income	24.72%	20.37%	17.85%
Loans to deposits	73.23%	63.00%	65.22%
Non-performing loans to total period end loans	0.30%	0.27%	0.28%
Net charge-offs to average loans outstanding	0.16%	0.39%	0.38%
Allowance for loan losses to total			
loans at period-end	1.30%	1.25%	1.19%
Average shareholders' equity to average total assets	7.08%	7.04%	7.73%

Allowance for possible loan losses to non-performing assets, including OREO (period end number)	379.02%	456.74%	419.63%
Capital Ratios[2]:			
Leverage ratio	7.28%	6.50%	6.70%
Tier 1 risk-based capital	11.29%	12.17%	11.61%
Total risk-based capital	12.51%	13.34%	12.70%
Other data:			
Number of banking offices	9	8	7

(1)   During 2001 and continuing until December 31, 2002, we had unexercised outstanding common stock and warrants. Diluted figures reflect the potential additional common shares, using the treasury method of calculation, we would have issued if these warrants had been exercised. All of these warrants were either exercised or expired on December 31, 2002. During 2002 and 2001, warrant holders purchased 26,469 shares and 1,280 shares for $992,588 and $48,000, respectively.

(2)   In June 2003, we issued $1.0 million of junior subordinated debentures in connection with the issuance of trust preferred securities by Lyons Capital Statutory Trust I in which we own all of its common beneficial interest. The $1.0 million constitutes "Tier I" capital for bank regulatory capital purposes. For more information see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist readers in understanding and evaluating the results of operation and financial condition of Lyons Bancorp, The Lyons National Bank, Lyons Realty Associates and LNB Life Agency on a consolidated basis. This discussion and analysis should be read in conjunction with our audited consolidated financial statements and the notes relating thereto appearing elsewhere in this Offering Circular.

All share amounts and dollar amounts per share have been adjusted to reflect our December 31, 2003 2-for-1 stock split.

Overview

Lyons Bancorp is the holding company for Lyons National Bank and its subsidiaries, Lyons Realty Associates, Inc. and LNB Agency, Inc. Lyons Bancorp's business is conducted through Lyons National Bank, a federally chartered and regulated bank with nine full-service banking offices in Onondaga, Ontario and Wayne Counties in New York, an ATM network and Internet and telephone banking services. In addition, the Bank services customers in Cayuga, Monroe, Seneca and Yates Counties. The Bank's corporate headquarters is located in Lyons, New York.

Our principal sources of revenue consist of income from commercial and real estate loans, including mortgage servicing fees, and consumer loans made by the Bank and its subsidiaries and investment securities held by us and the Bank as well as from a variety of deposit services offered by the Bank to its customers. We fund our operations through cash flows from operations, the Bank's deposits, maturing and called investment securities, borrowings and capital raising transactions.

Since 1999, the Bank has experienced growth in its total assets through the addition of banking branches and deeper penetration in its existing markets. The Bank has added one additional banking office during each of the last three years. The Bank plans to open a new banking office in 2004 and to continue to expand thereafter either through opening or acquiring additional banking branch offices.

In addition, the Bank has and continues to concentrate its efforts on building a infrastructure that supports it increasing operations. For example, the Bank has recently hired a senior executive and several lending officers to facilitate growth in the Bank's franchise. This expansion will generate additional costs that may negatively impact the rate of future increases in earnings as the Bank pursues its growth strategies. As a result, we do not expect any increase in our 2004 earnings to be as great as those in past years.

Comparison of results of operations for the year ended December 31, 2003 to year ended December 31, 2002

Total net after tax income for 2003 was $1.6 million, an increase of $334,000, or 25.7% from $1.3 million for 2002. The increase in total net income was the result of increases in net interest income of $872,000 and non-interest income of $455,000, offset by increases in non-interest expense of $943,000, increases in the provision for loan losses (expense) of $29,000, and increased income tax expense of $21,000. Diluted earnings per share increased to $2.33 in 2003, an increase of 17.1% from $1.99 in 2002.

Net interest income, which is the single largest component of Lyon Bancorp's revenue, is the amount by which interest earned on assets exceeds the interest paid on interest-bearing liabilities. Lyons Bancorp's interest earning assets are primarily loans to businesses and individuals. Interest bearing liabilities consist primarily of savings, money market accounts, certificates of deposit. Net interest income totaled $7.3 million in 2003. This was an increase of $872,000 or 13.6% from 2002's $6.4 million.

Generally, changes in net interest income are measured by net interest rate spread and net interest margin. Net interest rate spread is equal to the difference between the average rate earned on interest earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income and interest expense calculated as a percentage of average earning assets. The net interest spread for 2003 was 3.56% compared to 3.71% for 2002. The net interest margin for 2003 was 3.80%, compared to 4.01% for 2002. These declines were primarily due to the historically low interest rate environment, which has led to repricing of maturing and prepaying loans and investments at current lower market interest rates. Further, due to historically low interest rates paid on deposits, we have been unable to offset declining loan and investment interest rates by decreasing deposit interest rates in equal proportion. We believe that the net interest margin will continue to be challenged in 2004. As interest earning assets mature or are prepaid, replacement assets will be originated at lower interest rates. Due to the historically low interest rate environment and competitive pressures, we have a smaller interval to lower interest rates on deposits to offset decreases in asset yields and, therefore, our net interest margin is expected to further compress in 2004.

Total interest income increased $543,000 or 5.8% to $9.9 million for 2003, compared to 2002's amount of $9.4 million. The increase was the result of growth in average interest earning assets which grew $31.8 million in 2003. The growth was the result of expansion in our existing markets and the opening of our new branch in Geneva, New York. Our average loans increased $15.4 million, or 16.8% over 2002 and our average securities, including fed funds sold, increased $16.4 million, or 19.5% over 2002. Average loans and average investment securities as a percentage of average total interest earning assets remained relatively unchanged from 2002 to 2003. The majority of the increase in interest earning assets was funded by interest bearing liabilities, as average interest bearing liabilities increased $25.4 million. The remaining amount was funded by increased non-interest bearing deposits.

Non-interest income consists of service charges and fees, gains from sales of investment securities, and other fees, such as, gains on sales of residential mortgage loans. Non-interest income increased $455,000 or 28.4% to $2.1 million for 2003, as compared to $1.6 million for 2002. In 2003, income from service charges and fees measured $1,335,000, an increase of $194,000, or 17.0%, compared to income in 2002. The increase was primarily attributed to increased service charges and fees assessed to deposits accounts which grew $115,800 primarily from an expanded customer base. Income from sales of available for sale securities was

approximately $51,000 or 25.1% higher in 2003 than in 2002 as we took advantage of opportunities to realize gains on sales of available-for-sale securities. With the continued low interest rate environment, issuers of investment securities exercised their option to call such investment securities. In anticipation of securities being called, we sold some securities at a gain. Other income increased $210,500, or 78.8%, from $267,000 in 2002 to $478,100 in 2003. The increase was primarily attributed to gains on sales of residential mortgage loans, which grew $175,300 from 2002 income of $68,100 to $243,400 in 2003. We experienced an increase in residential mortgage loan originations as a result of low interest rates, which were primarily sold to the Federal Home Loan Bank at a net gain to the company.

Total interest expense decreased $329,000 or 11.0% to almost $2.7 million for 2003, compared to 2002's amount of nearly $3.0 million. The decrease is primarily the result of historically low interest rates which resulted in a lowering of the cost of funds to 1.63% for 2003 as compared to 2.17% for 2002. In addition, existing interest bearing liabilities, such as certificates of deposits, renewed for lower than original interest rates. The reduction in interest expense from lower interest rates was offset in part by an increase in interest bearing liabilities in 2003 compared to 2002.

The provision for loan loss is charged to operations to increase the total allowance to a level deemed appropriate by management based on a number of factors. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of non-performing loans, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The allowance represents management's best estimate of known and inherent losses in the loan portfolio at the balance sheet date that are both probable and reasonable to estimate. However, actual loan losses could exceed the amounts that have been charged to operations. In 2003, the provision for loan loss was $602,000. This compares to $573,000 for 2002. We increased our allowance for loan losses to reflect the growth and change in composition of our loan portfolio. In particular, commercial loans accounted for 57.6% of total loans at December 31, 2003, and increased from 47.8% of total loans at December 31, 2002.

Non-interest income consists primarily of customer service fees, gains on sales and servicing of residential mortgage loans, and gains on sales of investment securities. Non-interest income increased $455,000 or 28.4% to $2.1 million for 2003, as compared to $1.6 million for 2002. The increase was primarily the result of fees earned on servicing our expanding customer base, fees earned from originating, selling, and servicing a portion of our mortgage loan portfolio, and realized gains from sales of available-for-sale investment securities. In 2003, we took advantage of opportunities to realize gains on sales of available-for-sale securities. With the continued low interest rate environment, issuers of investment securities exercised their option to call such investment securities. In anticipation of securities being called, we sold some securities at a gain. This resulted in gains on sales of investment securities of $254,000 in 2003 versus almost $204,000 in 2002.

Non-interest expense consists of salaries and benefits, occupancy, and other expenses. Non-interest expense increased $943,000 or 16.5% to $6.6 million for 2003, as compared to $5.7 million for 2002. In general, our non-interest expenses increased to support the continued growth of the organization. The largest non-interest expense was for salaries and benefits, which

rose $551,000 or 19.6% due to the addition of lending and branch personnel, as well as, continued increases in insurance premiums paid by the organization on behalf of its employees. Occupancy expenses increased $127,000 or 10.6% primarily the result of our implementation of a high speed telecommunication network between our branch and operational locations, as well as, the expansion of our Internet banking delivery service to include transactional, bill payer, and cash management capabilities. Other expenses increased $265,000 or 15.9% primarily the result of partially converting to a data center environment for transaction processing. The conversion is expected to mitigate future technology costs related to transaction processing activities. Non-interest expenses are expected to increase in 2004 due to the addition of a new senior executive officer and the opening of an additional banking office. Additionally, the Bank currently plans to add several full time employees to its staff over the next several years, which will increase our expenses.

Income tax expense was $496,000 (23.3% of pre-tax net income) for 2003 as compared to $475,000 (26.8% of pre-tax net income) for 2002. The decrease in the percentage of taxes compared to pre-tax net income was the result of higher levels of tax exempt interest income we recognized.

Financial condition for the years ended December 31, 2003 and 2002

Total assets. Total assets on December 31, 2003 were $212.8 million, an increase of $23.1 million or 12.2% from $189.7 million recorded on December 31, 2002. Growth occurred in our total loans, which was offset by a decrease in our investment securities portfolio.

Loans. Gross loans totaled $127.6 million at December 31, 2003, an increase of $29.8 million or 30.4% from $97.8 million at December 31, 2002. Residential real estate loans increased $3.5 million or 10.9% due to residential loan refinancing. Commercial real estate loans and commercial loans increased $10.7 million and $16.0 million or 44.2% and 70.5%, respectively, as a result of our expansion into new and existing markets. Consumer loans decreased $466,000 or 2.5%, primarily the result of competition from non-banking finance companies.

Loan Quality. Average delinquent loans for the twelve months of 2003 were 1.21%. This is an improvement from a twelve month average of 1.65% in 2002. Net charge-offs for 2003 were $168,000 or 0.16% of average loans outstanding. This compares to net charge-offs of $356,000 or 0.39% of average loans for 2002. The allowance for loan loss was funded at a level of $1.6 million or 1.30% of loans at December 31, 2003. This compares to an allowance for loss of $1.2 million or 1.27% of average loans at December 31, 2002. Non-performing loans totaled $389,000 or 0.30% of total loans outstanding at December 31, 2003. This compares to $268,000 or 0.28% of total loans outstanding at December 31, 2002. Management does not believe the non-accrual loans or any amounts classified as non-performing will have a significant effect on operations or liquidity in 2004. Furthermore, management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity or capital resources.

Investments. Holdings of investment securities were $69.6 million at December 31, 2003, a decrease of $7.3 million or 9.5% from the amount at December 31, 2002 of $76.9 million. The decrease resulted from securities that matured, were called, or were sold. The

proceeds from such transactions were used to support loan growth rather than being invested in investment securities. The carrying value of available-for-sale securities includes net unrealized gains of $964,782 at December 31, 2003 (reflected as unrealized appreciation of $598,870 in shareholders' equity after deferred taxes) as compared to net unrealized appreciation of $2.1 million ($1.2 million net of taxes) at December 31, 2002.

Deposits. Deposits are the major source of funds for our lending and investment activities. Total deposits at December 31, 2003 were $174.2 million, an increase of $18.9 million or 12.2% over total deposits of $155.3 million at December 31, 2002. The growth was relatively evenly distributed with demand (checking) accounts growing $6.9 million or 16.5%, savings accounts growing $6.7 million or 11.1%, and time (certificates of deposit and individual retirement accounts) accounts growing $5.3 million or 10.0%. Growth in all deposit categories was primarily the result of our continued efforts to expand our customer base and our entrance into the Geneva, New York market.

Borrowings. Total borrowings at December 31, 2003 were $21.7 million, an increase of $3.8 million or 21.2% over total borrowings at December 31, 2002 of $17.9 million. Increased borrowings resulted from our need to fund our increased net loans. As of December 31, 2003 we had six advances from the Federal Home Loan Bank of New York totaling $12.6 million, with interest rates ranging from a low of 1.04% to a high of 4.76%. Also, in 2003 we finalized financing of $1.0 million through the issuance of trust preferred securities. As a result of Financial Accounting Standards Board Interpretation No. 46 (FIN 46), we have recorded the preferred trust as a $1.0 million liability on our balance sheet. For regulatory capital purposes, the preferred trust is treated as Tier I capital, which consists of common stock, surplus, retained earnings and non-cumulative preferred stock minus intangible assets. We believe that such Tier 1 regulatory capital treatment, together with our ability to deduct, for U.S. federal income tax purposes, interest payable on the subordinated debentures issued as part of the transaction, provides us with a cost-effective means of obtaining capital for bank regulatory purposes. However, the Federal Reserve Board may in the future conclude that trust preferred securities such as the capital securities should no longer be treated as Tier 1 regulatory capital. See "Management's Discussion & Analysis of Financial Condition and Results of Operation — Capital".

Shareholders' Equity. As of December 31, 2003, total shareholders' equity was $14.8 million, an increase of $818,000 or 5.8% from shareholders' equity measured on December 31, 2002. Equity grew as a result of earnings growth of $1.63 million and proceeds from the sales of treasury stock of $239,000, less equity reductions from distributions of dividends to common shareholders of $404,000 and reduction in accumulated other comprehensive income of $652,000. Accumulated other comprehensive income decreased as a result of changes in the net unrealized gain on investment securities available for sale due to the sale of securities and fluctuations in interest rates. Because of interest rate volatility, accumulated other comprehensive income could materially fluctuate for each interim period and year end period depending on economic and interest rate conditions.

Comparison of Results of Operation for the Year ended December 31, 2002 to Year ended December 31, 2001

Total net after tax income for 2002 was $1.3 million, an increase of $293,000 or 29.3% from $1.0 million for 2001. The increase in total net income was the result of increases in net interest income of $855,000, increases in non-interest income of $480,000, and decreases in income tax expense of $50,000, offset by increases in non-interest expense of $817,000 and increases in the provision for loan losses (expense) of $275,000. Diluted earnings per share increased to $1.99 in 2002, a 27.6% increase from $1.56 in 2001.

Net interest income was $6.4 million in 2002. This was an increase of $855,000 or 15.5% from 2001's $5.5 million..

The net interest spread for 2003 was 3.71% compared to 3.86% for 2002. The net interest margin for 2002 was 4.01%, compared to 4.38% for 2001. These declines were primarily due to historically low interest rates, which led to repricing of variable interest rate assets at current market interest rates. Further, due to historically low interest rates paid on deposits, we have been unable to offset declining loan and investment interest rates by decreasing deposit interest rates in equal proportion.

Total interest income increased $405,000 or 4.5% to $9.4 million for 2002, compared to 2001's amount of $9.0 million. The increase was the result of growth in average earning assets which grew $32.9 million in 2002. The growth was the result of aggressive expansion within our existing markets. Our average loans increased $13.2 million, or 16.8% over 2001 and our average investment securities, including fed funds sold, increased $19.7 million, or 41.0% over 2001. Our investment securities portfolio, which carries a lower return than our loans out grew our loan portfolio as a percentage of average total interest earning assets. We funded $26.4 million of the increase in average earning assets with average interest bearing deposits. The remaining growth in average earning assets was funded with borrowings and non-interest bearing deposits.

Non-interest income consists of service charges and fees, gains from sales of investment securities, and other fees, such as, gains on sales of residential mortgage loans. Non-interest income increased $480,000, or 43.6%, to $1.6 million for 2002, compared to $1.1 million for 2001. In 2002, income from service charges and fees measured $1,141,000, an increase of $224,000, or 24.4%, from 2002's amount of $917,000. The increase was primarily the result of service charges and fees assessed to deposit accounts, which grew $160,000 based on per item fee increases for 2002, as well as, growth in our customer base. During 2002, with declining market interest rates, the majority of our available-for-sale investment securities were being held at premiums to book value. We sold some of the securities to realize gains prior to them being called by issuers. As a result of these sales, we realized gains on sales of available-for-sale securities of $204,000, which was an increase of $112,000, or 121.7%, from 2001's realized gain of $92,000. Other income increased $145,000 to $268,000 in 2002 compared to $123,000 in 2001. The increase was attributed to appreciation in the carrying value of bank owned life insurance, which increased $110,000 in 2002.

Total interest expense decreased by $450,000 or 13.2% to $3.0 million for 2002, compared to 2001's total of $3.4 million. Interest expense declined in 2002 even as interest bearing liabilities grew. This was the result of declining interest rates, which fell throughout 2002 in response to the Federal Reserve Banks' policy of reducing the discount rate. As a result our cost of funds reduced to 2.17% for 2002 as compared to 3.23% for 2001.

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In 2002, we had a provision for loan loss of $573,000. This compares to $298,000 for 2001. We increased our allowance for loan losses to reflect the growth and change in composition of our loan portfolio.

Non-interest income increased $480,000 or 43.6% to $1.6 million for 2002, as compared to $1.1 million for 2001. The increase was the result of fees earned from our customer base, realized gains from sales of available-for-sale investment securities, and commissions earned from sales of brokerage and insurance products. During 2002, with declining market interest rates, the majority of our available-for-sale investment securities were being held at premiums to book value. We sold some of the securities to realize gains prior to them being called by issuers. As a result of these sales, we realized gains on sales of available for sale securities of $204,000, which was an increase from 2001's realized gain of $92,000.

Non-interest expense increased $817,000 or 17.0% to $5.7 million for 2002, as compared to $4.8 million for 2001. The largest non-interest expense was for salaries and benefits, which increased $627,000 or 28.8% due to the addition of administrative and branch personnel, as well as, increased expenses related to insurance and pension premiums paid by the Bank on behalf of its employees. Occupancy expenses increased $78,000 or 7.0% primarily the result of our organizational expansion efforts. Other expenses increased $112,000 or 7.2% as a result of increased advertising and general expenses related to the growth of the organization.

Income tax expense for 2002 was $475,000 (26.8% of pre-tax net income) compared to $525,000 (34.3% of pre-tax net income) for 2001. The reason that our tax obligation fell as our income rose was due to our efforts to invest in tax-advantaged assets.

Financial condition for the years ended December 31, 2002 and 2001

Total assets. Total assets on December 31, 2002 were $189.7 million, an increase of $34.4 million or 22.1% from $155.3 million recorded on December 31, 2001. Growth occurred in both our loans and investment securities portfolio.

Loans. Gross loans totaled $97.8 million at December 31, 2002, an increase of $12.9 million or 15.2% from December 31, 2001's recorded amount of $84.9 million. Residential real estate loans grew $2.5 million or 8.2% due to marketing efforts for this loan product. This does not include an additional $6.9 million of residential real estate loans that were originated and sold to the Federal Home Loan Bank. Commercial real estate and commercial loans increased $4.3 million and $2.2 million or 23.7% and 10.7%, respectively as we continued to expand our business lending activities. Consumer loans grew $4.1 million or 28.4% due to our expanded relationships with quality automotive and boat dealerships in our market areas to provide loan-underwriting services.

Loan Quality. Average delinquent loans for 2002 were 1.65%. This is an increase from an average of .75% in 2001. Net charge-offs for the year 2002 were $356,000 or 0.39% of average loans outstanding. This compares to net charge-offs of $108,000 or 0.14% of average loans for 2001. Increases in average delinquent loans and net charge-offs in 2002 was the result of one problem commercial loan that was identified and successfully liquidated. The allowance for loan loss was funded at a level of $1.2 million or 1.25% of year-end loans at December 31,

2002. This compares to a funding level of $1.0 million or 1.19% of average loans at December 31, 2001. Non-performing loans totaled $268,000 or 0.28% of total loans outstanding at December 31, 2002. This compared to a level of $240,000 or 0.28% of loans outstanding at December 31, 2001.

Investments. Total investment securities were $76.9 million on December 31, 2002, an increase of $25.8 million or 50.5% from $51.1 million recorded on December 31, 2001. The increase resulted from the substantial growth in deposits, which out-paced the growth in the loan portfolio. To maintain necessary liquidity to fund future loan growth, we invested primarily in short-term US Treasury securities, which grew by $9.9 million or 319.4%, and mortgage-backed securities, which grew by $12.2 million or 210.3% and produce monthly cash flows. The carrying value of available-for-sale securities included net unrealized gains of $2.1 million at December 31, 2002 (reflected as unrealized appreciation of $1.2 million in shareholders' equity after deferred taxes) as compared to net unrealized appreciation of $292,815 ($175,688 net of taxes) at December 31, 2001.

Deposits. Total deposits at December 31, 2002 were $155.3 million, an increase of $25.2 million or 19.4% from total deposits of $130.1 million at December 31, 2001. Demand (checking) accounts grew $5.6 million or 15.4%, savings accounts grew $10.4 million or 20.9%, time accounts grew $9.2 million or 20.9%. Growth in all deposit categories was the result of our growth in existing markets and our new banking office in Clyde, New York.

Borrowings. Total borrowings at December 31, 2002 were $17.9 million, an increase of $4.5 million or 33.6% from total borrowings at December 31, 2001. With interest rates at historically low levels in 2002, we took opportunities to borrow at favorable interest rates. On December 31, 2002 we had seven outstanding advances from the Federal Home Loan Bank of New York, which totaled $9.5 million, with interest rates ranging from a low of 1.35% to a high of 4.76%.

Shareholders' Equity. As of December 31, 2002, total shareholders' equity was $14.0 million, an increase of $3.1 million or 28.4% from shareholders' equity measured on December 31, 2001. Shareholders' equity grew as a result of earning growth of $1.3 million, additional paid in capital from the issuance of 26,469 shares of common stock pursuant to exercises of outstanding warrants of $979,000, and the tax affected unrealized market appreciation of investment securities of $1.1 million. All of this was reduced by $265,000 of cash dividends was paid to common shareholders in 2002.

Liquidity

Lyons Bancorp, as parent corporation of the Bank, is a company separate and apart from the Bank that must provide for its own liquidity. Lyons Bancorp's main sources of liquidity, as a holding company, are dividends from the Bank, investment income and net proceeds from borrowings and capital securities offerings. Our main uses of liquidity are the payment of dividends to our shareholders, the payment of interest on our subordinated debentures and limited expenses. The ability of the Bank to pay dividends is subject to various regulatory limitations.

At December 31, 2003, Lyons Bancorp had nearly $1.0 million of short-term investments. During 2004, we expect that we can meet our holding company liquidity needs from the reserves we hold, together with the net proceeds we expect to retain from this offering. For more information, see "How we Intend to Use Proceeds."

On a consolidated basis, liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business for us and our subsidiaries. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the Bank's customers and to fund current and planned expenditures. Our funding sources include cash flow from operations, deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of securities, borrowings and capital raising transactions.

The Bank's first preference is to fund liquidity needs with core deposits, which include interest-bearing and non-interest bearing deposits, if available in the marketplace. Core deposits are generated from a large base of consumer, corporate, agricultural and municipal customers, which over the past several years have become more geographically diverse as a result of the expansion of the Bank's businesses. Nevertheless, in recent years the Bank has faced increased competition in offering services and products from a large array of financial market participants, including banks, thrifts, mutual funds, securities dealers and others. Core deposits financed 88.29% of the Bank's earning assets at December 31, 2003 compared with 88.56% and 90.99% at December 31, 2002 and 2001, respectively. See "Business -- Average Balances and Interest Rates"; and "—Deposits".

The Bank's retail "core" deposit base has been historically loyal. Approximately 90% to 95% of all retail time deposit accounts renew with the bank upon their maturity. Moreover, concurrent with the Bank's growth strategies, similar new retail markets have been entered into in each of the last six years expanding the Bank's customer base. Historically, these new markets reflect the same customer loyalty patterns. In addition, the Bank has focused on garnering a larger deposit share of the markets it currently services.

As the Bank grows it will be prudent for it to become more active in using funding sources other than retail core deposits. The paragraphs below detail the various liquidity sources the Bank has at its disposal. These sources can be attached more quickly, be used on a temporary basis until core deposits are secured, and sometimes are a less expensive alternative. Prudent management will require a balanced approached in using these sources.

The Bank supplements funding provided through core deposits with various short-term and long-term wholesale borrowings, including federal funds purchased and securities sold under agreement to repurchase, brokered certificates of deposit, and borrowings from the Federal Home Loan Bank of New York (FHLB). As of December 31, 2003 and December 31, 2002, the Bank had $20.7 million and $16.2 million, respectively, of availability from Federal Home Loan Bank of New York, subject to collateral availability. As of December 31, 2003 and December 31, 2002, the Bank had $16.9 million and $15.7 million, respectively, of collateral for such purposes and $12.6 million and $9.5 million, respectively, of funds advanced from Federal Home Loan Bank of New York. See "Business – Sources of Funds – Borrowings.". These borrowings are secured by residential mortgage loans.

The Bank also has the ability to borrow from the Federal Reserve Bank of New York. The amount of these borrowings is dependent upon the balance of loans and securities pledged as collateral. There were no borrowings outstanding under this facility at either December 31, 2003 or at December 31, 2002. Informal sources of funding are available to the bank through arrangements for unsecured short-term borrowings from other banks. There were no short-term borrowings outstanding at either December 31, 2003 or December 31, 2002. In general, these borrowings are unsecured and matured within two business days. Should the Bank experience a substantial deterioration in its financial condition or should the availability of short-term funding become restricted, the Bank's ability to obtain funding from these sources could be negatively impacted.

Other sources of liquidity include maturities of investment securities, repayment of loans and cash generated from operations, such as fees collected for services. See "Business - Investments" for a maturity distribution of the Bank's investment securities portfolio. We also engage in various capital management strategies such as our 2000 stock offering, 2003 trust preferred issuance and the offering being made by this Offering Circular to assist us in meeting our liquidity needs.

The impact of additional capital from the stock offering will improve our liquidity. Additionally, in the future the Bank will likely continue its leveraging strategy and increase borrowings and provide funding for the purchase of investment securities with a favorable interest rate spread.

Management closely monitors the bank's liquidity positions for compliance with internal policies and believes the available sources of liquidity are adequate to meet funding needs anticipated in the normal course of business. Management does not anticipate engaging in any activities, either currently or in the long-term, which would cause a significant strain on our liquidity.

The relationship between our consolidated gross loans and consolidated total deposits provides a useful measure of our liquidity. Repayment of loans tends to be less predictable than the maturity of investments and other liquid resources; therefore, the higher our consolidated loan-to-deposit ratio the lower our long-term liquidity. On the other hand, since we realize greater yields and higher interest income on loans than we do on investments, a lower loan-to-deposit ratio can adversely affect interest income and earnings. As a result, management's goal is to achieve a loan-to-deposit ratio that appropriately balances the requirements of liquidity and the need to generate a fair return on assets. At December 31, 2003, the ratio of loans-to-deposits was 72.9%, compared to 62.7% at December 31, 2002.

Off-Balance-Sheet Obligations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies

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in making commitments and conditional obligations as it does for on-balance-sheet instruments. See Note N of the Lyons Bancorp "Notes to Consolidated Financial Statements."

The Bank's contingent liabilities and commitments are as follows:

Total Payments Due by Period
at December 31, 2003:
(Dollars in thousands)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Consumer Lines of Credit	764	---	---	8,368
Commercial Lines of Credit	16,054	---	---	396
Other Commitments to Make Loans	28,921	---	---	---
Standby Letters of Credit	365	61	---	---
Total	46,104	61	---	8,764

Capital

Capital adequacy refers to the level of capital required to sustain asset growth over time and to fund our dividend and interest payments. Our objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. The primary measures used by management to monitor our capital adequacy are the bank regulatory capital requirements.

Our primary source of capital has been the Bank's retained earnings and our capital raising transactions. During the last three years our shareholders' equity has increased to $14.8 million as of December 31, 2003, from $9.9 million at December 31, 2000. This included an increase in our retained earnings of $2.9 million during this period and $1.2 million of additional paid-in-capital.

The additional paid-in-capital is attributable to our 2000 stock and warrant offering in which we raised $847,439. The warrants entitled the holders to buy more stock approximately two years after the offering originally closed. We chose this timing so that the additional capital received when the warrants were exercised would match our expected growth in loans and deposits. Following the offering and continuing through the expiration date of the warrants we raised another $1.0 million through stock issuances associated with the warrants.

In 2003 we raised $1.0 million by the issuance of a subordinated debenture in connection with a trust preferred transaction. We chose this transaction because we could record this transaction as debt for GAAP and tax purposes, but it is treated as "Tier 1" bank regulatory capital. In the fourth quarter of 2003, FASB issued a revision to FIN 46 ("FIN 46r") that made certain changes to FIN 46. These pronouncements significantly change how a company determines whether it must consolidate an entity depending on whether the entity is a voting rights entity or a variable interest entity. Traditionally, issuer trusts used for issuing capital securities have been consolidated by their parent companies, and capital securities have been eligible for "Tier 1" regulatory capital treatment by bank holding companies under Federal Reserve Board rules and regulations. Accordingly, prior to the fourth quarter of 2003, Lyons

Bancorp consolidated Lyons Capital Statutory Trust I in preparing its consolidated financial statements and treated its outstanding capital securities as "Tier 1" regulatory capital.

Effective December 31, 2003, Lyons Bancorp adopted FIN 46r. As a result of this deconsolidation, the trust preferred capital securities issued by Lyons Capital Statutory Trust I no longer appear as a minority interest on Lyons Bancorp's balance sheet at December 31, 2003. Instead, they appear on the balance sheet as borrowings as of December 31, 2003.

For regulatory reporting purposes, the Federal Reserve Board has advised that trust preferred capital securities will continue to constitute 'Tier 1' regulatory capital until further notice even though capital securities are not consolidated in financial statements. Consistent with the Federal Reserve Board's position, Lyons Bancorp continues to treat the trust preferred capital securities issued by Lyons Capital Statutory I as 'Tier 1' regulatory capital. However, it is possible that the Federal Reserve Board may in the future conclude that capital securities should no longer be treated as 'Tier 1' regulatory capital. If Tier 1' treatment were disallowed, then we would be able to redeem the subordinated debentures, thereby causing a mandatory redemption of the capital securities; and there would be a reduction in our consolidated capital ratios. If this were to occur, we may need to raise sufficient additional capital to replace this capital.

The capital we have raised in the past together with the Bank's retained earnings has supported our past growth and expansion We have used the proceeds of our capital raising transactions to both add capital to the Bank when it was needed and pay dividends to our shareholders. The latter action conserved capital at the Bank. Our approach to capital management is to retain excess capital at Lyons Bancorp while providing capital to the Bank sufficient to maintain a 5% margin over regulatory well-capitalized levels. Our working target for the Bank is 6.5% or a 30% cushion to the required regulatory amount. This approach resulted in a regulatory capital account that has increased by 63% since the end of 2000. At the same time our stockholders equity has increased by a larger 69% due to unrealized gains in the investment portfolio. This is consistent with our overall balance sheet growth, and has led to us and the Bank maintaining "well-capitalized" regulatory ratios at every reporting period over the last three years "See Supervision and Regulation – Capital Adequacy"

The proceeds of the current offering are part of management's capital planning policy to ensure compliance with regulations and to permit future expansion. The infusion of this new capital is expected to increase our capital resources and to have an impact on the consolidated capital position of Lyons Bancorp and the Bank. In particular, the offering, if fully subscribed, is expected to increase our shareholders equity by approximately $2.4 million and thereafter if all warrants in this offering are exercised prior to their expiration on December 31, 2005, to increase our shareholders equity by an additional $2.6 million, all of which will be offset by the potential payment of cash dividends to our shareholders.

Critical Accounting Policies, Judgments and Estimates

Our accounting and reporting policies conform with accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and the

assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

The allowance for loan losses is maintained at a level which, in management's judgement, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the loan portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. In connection with the determination of the estimated losses on loans. management obtains independent appraisals for significant collateral. The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgements about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

SUPERVISION AND REGULATION

Bank holding companies, financial holding companies and national banks are extensively regulated under both state and federal law. The following is a summary of certain laws and regulations that affect Lyons Bancorp and the Bank. It is not intended to be an exhaustive description of the laws and regulations applicable to Lyons Bancorp and the Bank, to the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the actual statutes and regulations. Any change in applicable laws or regulations may have a material effect on our business and prospects and those of the Bank.

Supervision, regulation and examination of Lyons Bancorp and the Bank are designed primarily for the protection of depositors and not for Lyons Bancorp or its shareholders.

Financial Holding Company Regulation

General

Lyons Bancorp is registered as a financial holding company under the Bank Holding Company Act of 1956 (the "BHCA") and the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). As such, we are regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). As a financial holding company, we are required to file with the Federal Reserve Board an annual report and additional information as required by the Federal Reserve Board pursuant to the BHCA. The Federal Reserve Board makes regular examinations of us and may make examinations of our subsidiaries.

Investment Activities

The BHCA requires prior approval of the Federal Reserve Board where a financial holding company proposes to acquire direct or indirect ownership of control of more than 5% of the voting shares of any bank (unless it owns a majority of such bank's voting shares) or otherwise to control a bank or to merge or consolidate with any other financial or bank holding company. This requirement could have the effect of delaying or preventing any potential me4rger with, or acquisitions by, other institutions, which could limit our growth and the return to investors.

In November 1999, Congress enacted the GLB Act, which made substantial revisions to the statutory restrictions separating banking activities from certain other financial activities. Under the GLB Act, bank holding companies that are well capitalized and well managed and meet certain other conditions can elect to become "financial holding companies."

A financial holding company may acquire direct or indirect ownership or control of voting shares of any company that is engaged directly or indirectly in banking, managing or controlling banks, or performing services for its authorized subsidiaries. A financial holding company may also engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Financial holding companies and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, broad insurance agency activities, merchant bank and other activities that the Federal Reserve determines to be financial in nature or complementary to those activities. In addition, under the merchant banking authority added by the GLB Act and Federal Reserve regulations, financial holding companies are authorized to invest in companies that engage in activities that are not financial in nature, as long as the financial holding company makes its investment with the intention of limiting the investment in duration, does not manage the company on a day-to-day basis, and the investee company does not cross-market with any of the financial holding company's controlled depository institutions. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLB Act applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities.

Source of Financial Strength

The Federal Reserve Board policy requires that a financial holding company serve as a source of financial and managerial strength to its subsidiary banks and not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board's policy that, in serving as a source of strength to its subsidiary banks, a financial holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks. This support may be required during periods of financial stress or adversity, in circumstances where we might not do so absent such policy. A financial holding company is expected to maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. The failure of a financial holding company to serve as a source of strength to its subsidiary banks generally would be considered by the Federal Reserve Board to be an unsafe and unsound banking practice, a violation of Federal Reserve Board regulations, or both. This policy could, however, limit our growth and the return to investors by restricting activities in which we may engage, such as the payment of dividends and mergers with or acquisitions by other institutions.

Transactions With Affiliates

Lyons Bancorp is a legal entity separate and distinct from the Bank. The Bank is subject to restrictions under federal law which limits the extensions of credit to, and certain other transactions with, affiliates. Lyons Bancorp and the Bank are subject to Section 23A of the Federal Reserve Act. Section 23A defines "covered transactions," which include extensions of credit, and limits a bank's covered transactions with any affiliate to 10% of that bank's capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank's affiliates. Finally, Section 23A requires that all of a bank's extensions of credit to an affiliate be appropriately secured by acceptable collateral, generally United States government or agency securities.

Bank Regulation

OCC Supervision

The Bank is a national bank and as such is supervised and regularly examined by the Office of the Comptroller of the Currency ("OCC"). The various laws and regulations administered by the OCC affect corporate practices such as payment of dividends, incurring debt and acquisition of financial institutions and other companies, and affect business practices such as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices. There are no regulatory orders or outstanding issues resulting from regulatory examinations of the Bank. These regulations could have the effect of limiting our growth and the return to investors by restricting our ability as parent company to the Bank, to declare dividends or engage in mergers with, or acquisitions by, other institutions.

FDIC Insurance Assessments

The Bank's deposits are insured primarily by the Federal Deposit Insurance Corporation's ("FDIC") Bank Insurance Fund. The Bank is subject to FDIC deposit insurance assessments. It is possible that insurance assessments could be increased and it is possible that there may be special additional assessments. Management does not expect such assessments to materially affect our results of operations.

FDIA/FIRA

Under the Federal Deposit Insurance Act ("FDIA"), the OCC possesses the power to prohibit institutions regulated by it (such as the Bank) from engaging in any activity that would be unsafe and unsound banking practice or would otherwise be in violation of law. Moreover, the Financial Institutions and Interest Rate Control Act of 1978 ("FIRA") sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency, restricts lending by a bank to its executive officers, directors, principal shareholders or related interests thereof, restricts management personnel of a bank from serving as directors or in other management positions with certain depository institutions whose assets exceed a specific amount or which have an office within a specified geographic area, and restricts management personnel from borrowing from another institution that has a correspondent relationship with their bank. Additionally, FIRA provides that no person may acquire control of a bank unless the appropriate federal supervisory agency has been given 60 days prior written notice and within that time has not disapproved the acquisition or extended the period for disapproval. This requirement could have the effect of delaying or preventing any potential merger with, or acquisitions by, other institutions, which could limit our growth and the return to investors.

Fiscal and Monetary Policies

Our operations and those of the Bank are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve Board regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall

growth and distribution of loans, investments and deposits, and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past, including the Bank, and are expected to continue to do so in the future.

Limits on Dividends and Other Payments

Under New York Business Corporate Law, Lyons Bancorp may pay dividends only if it is not insolvent and the payment would not render it insolvent. "Insolvent" means unable to pay debts as they become due in the usual course of business. Under the New York Business Corporate Law, dividends may only be paid out of earned (and, under limited circumstances, capital) surplus, and its net assets remaining after the payment of the dividend must be at least equal to the amount of its state capital.

We expect dividends from the Bank to constitute our major source of funds for servicing our debt and paying cash dividends on our common stock. Federal statutes, regulations and policies limit the circumstances under which the Bank may pay dividends, extend credit or otherwise supply funds to us. For example, as a national bank subject to the jurisdiction of the Federal Reserve Board and the OCC, the Bank must obtain approval for any dividend if the total of all dividends declared in any calendar year would exceed the total of its net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years. Furthermore, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts, as defined by applicable regulations. During 2002 and 2003, the Bank did not pay Lyons Bancorp dividends. At December 31, 2003, the Bank had $3.1 million in retained earnings legally available for the payment of dividends without regulatory approval.

In addition, the Federal Reserve Board and the OCC are authorized to determine under certain circumstances that the payment of dividends would be unsafe or unsound practice and to prohibit payment of such dividends. The payment of dividends that deplete a bank's capital base could be deemed to constitute such an unsafe or an unsound practice. The Federal Reserve Board has indicated that banking organizations should generally pay dividends only out of current operating earnings.

Capital Requirements

The Federal Reserve Board has published risk-based guidelines for financial holding companies. The guidelines define the components of capital, categorize assets into different risk classes and include certain off-balance sheet items in the calculation of risk-weighted assets. The minimum ratio of qualified total capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8.00%. At least half of the total capital must be comprised of Tier 1 capital, which includes common equity, retained earnings and a limited amount of permanent preferred stock, less goodwill. The remainder may consist of Tier 2 capital, which consists of a limited amount of subordinated debt, other preferred stock, certain other instruments and a limited amount of loan and lease loss reserve. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital".

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In addition, the Federal Reserve Board has established a minimum leverage ratio of Tier 1 capital to average quarterly assets less goodwill ("Leverage Ratio") of 3.00% for financial holding companies that meet certain specific criteria, including that they have the highest regulatory rating. All other financial holding companies are required to maintain a Leverage Ratio of 3.00% plus an additional cushion of at least 1.0% to 2.0%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Higher capital may be required in individual cases, depending upon a financial holding company's risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Lastly, the Federal Reserve's guidelines indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio," calculated by deducting all intangibles, in evaluating proposals for expansion or new activity. The Federal Reserve has not advised us of any specific minimum Leverage Ratio or Tangible Tier 1 Leverage Ratio.

FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA established five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various measures and certain other factors, as established by regulation.

The capital measures used by the federal banking regulators are:

- the Total Capital ratio, which is the total of Tier 1 capital and Tier 2 capital;

- the Tier 1 capital ratio; and

- the Leverage Ratio.

Under these regulations, a bank will be:

- "well capitalized" if it has a total capital ratio of 10% or greater, a Tier 1 capital ratio of 6% or greater, and is not subject to any written agreement, order, capital directive or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;

- "adequately capitalized" if it has a total capital ratio of 8% or greater, a Tier 1 capital ratio of 4% or greater and a Leverage Ratio of 4% or greater - or 3% in certain circumstances - and is not well capitalized;

- "undercapitalized" if it has a total capital ratio of less than 8% or a Tier 1 capital ratio of less than 4% - or 3% in certain circumstances;

- "significantly undercapitalized" if it has a total capital ratio of less than 6%, a Tier 1 capital ratio of less than 3%, or a Leverage Ratio of less than 3%; or

• "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The OCC imposes on the Bank the same capital requirements as apply to Lyons Bancorp under the Federal Reserve Board risk-based guidelines. As of December 31, 2003, all of the capital ratios of Lyons Bancorp and the Bank exceed the required minimums. These requirements, however, could limit our growth and the return to investors by restricting the activities in which we may engage such as the payment of dividends and mergers with, or acquisitions by, other institutions.

The following table shows the risk-based capital ratios and leverage ratio compared to regulatory requirements at December 31, 2003:

Capital Ratio	Regulatory Minimum	Lyons Bancorp		Bank	
		Amount	Percentage	Amount	Percentage
Total risk based:	8.00%				
Actual		$16,911,000	12.51%	$15,700,000	11.62%
Minimum required		13,515,000	10.00%	13,513,000	10.00%
Tier 1 risk-based:	4.00%				
Actual		$15,253,000	11.29%	$14,042,000	10.39%
Minimum required		8,109,000	6.00%	8,108,000	6.00%
Leverage ratio:	4.00%				
Actual		$15,253,000	7.28%	$14,042,000	6.72%
Minimum required[1]		10,483,000	5.00%	10,443,000	5.00%

(1) Represents the highest minimum requirement. Financial institutions that are contemplating acquisitions or are anticipating or experiencing significant growth may be required to maintain a substantially higher leverage ratio.

Community Reinvestment Act

The Community Reinvestment Act of 1977 requires the OCC to assess the record of all financial institutions regulated by it to determine if these institutions are meeting the credit needs of their communities (including low and moderate income neighborhoods) and to take this record into account in its evaluation of any application made by any such institutions for, among other things, approval of branch or other deposit facilities, office relocations, and mergers or acquisitions of bank shares. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The Financial Institutions Reform, Recovery and Enforcement Act (see below) amended the Community Reinvestment Act to require, among other things, that the OCC make available to the public an evaluation of each bank's record meeting the credit needs of its entire community, including low and moderate income neighborhoods. This evaluation includes a rating of "outstanding", "satisfactory", "needs to improve" or "substantial noncompliance" and a statement describing the basis for the rating. In its last examination issued on June 30, 2003, the OCC assigned a rating of "satisfactory" to the Bank.

In the case of a financial holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and such records may be the basis for denying the application. A less than satisfactory CRA rating will slow, if not preclude expansion of banking activities. This could limit our growth and the return to investors by restricting these activities.

Current CRA regulations rate institutions based on their actual performance in meeting community credit needs. CRA performance is evaluated by the FDIC, Lyons Bancorp's primary federal regulator using a lending test, an investment test, and a service test. The FDIC also will consider: (a) demographic data about the community; (b) the institution's capacity and constraints; (c) the institution's product offerings and business strategy; and (d) data on the prior performance of the institution and similarly situated lenders. Financial holding company subsidiaries must receive "satisfactory" or better CRA ratings to engage in financial holding company or subsidiary activities permitted by the GLB Act.

The GLB Act requires banks and their affiliates companies to adopt and disclose privacy policies, including policies regarding the sharing of personal information they obtain from customers with third parties.

Financial Institutions Reform, Recovery and Enforcement Act

The Financial Institutions Reform Recovery and Enforcement Act ("FIRREA") gives federal banking agencies broader and more stringent enforcement authorities reaching a wider range of persons and entities. For example, FIRREA (1) increases civil and criminal penalties; and (2) expands the universe of persons subject to enforcement under FDIA by specifying that an "institution-affiliated party" subject to enforcement means (a) any director, officer, employee, or controlling stockholder (other than a bank holding company) of, or agent for, an insured depository institution; (b) any other person who has filed or is required to file a change-in-control notice; (c) any shareholder (other than a bank holding company), consultant, joint venture partner, and any other person as determined by the appropriate federal banking agency (by regulation or on a case-by-case basis) who participates in the conduct of the affairs of an insured depository institution; and (d) any independent contractor (including an attorney, appraiser or accountant) who knowingly or recklessly participates in any violation of any law or regulation, any breach of fiduciary duty or any unsafe or unsound practice which caused or is likely to cause more than a minimal financial loss to, or a significant adverse effect on, the institution.

FIRREA also provides that, in addition to any other rights of the FDIC under applicable law, a director or officer of a depository institution may be held personally liable for monetary damages in any action brought by or for the benefit of the FDIC as conservator or receiver, assigned from the FDIC as conservator or receiver, or assigned in connection with an assistance transaction, if the director or officer was grossly negligent or engaged in more culpable conduct (such as intentional malfeasance). This provision preempts any contrary state law, including presumably, state law provisions designed to impose a lower standard of conduct for the culpability of corporate directors.

Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA")

In 1991, the Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FDICIA substantially revises the depository institution regulatory and funding provisions of the Federal Deposit Insurance Act and makes revisions to several other federal banking statutes.

FDICIA requires the federal banking regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

Under the regulations, a "well capitalized" institution has a minimum total capital to total risk-weighted assets ratio of at least 10%, a minimum Tier I capital to total risk-weighted assets ratio of at least 6%, a minimum leverage ratio of at least 5% and is not subject to any written order, agreement, or directive; an "adequately capitalized" institution has a total capital to total risk-weighted assets ratio of at least 8%, a Tier I capital to total risk-weighted assets ratio of at least 4%, and a leverage ratio of at least 4% (3% if given the highest regulatory rating and not experiencing significant growth), but does not qualify as "well capitalized." An "undercapitalized" institution fails to meet any one of the three minimum capital requirements. A "significantly undercapitalized" institution has a total capital to total risk-weighted assets ratio of less than 6%, a Tier I capital to total risk-weighted assets ratio of less than 3% or a Tier I leverage ratio of less than 3%. A "critically undercapitalized" institution has a Tier I leverage ratio of 2% or less. Under certain circumstances, a "well capitalized," "adequately capitalized" or "undercapitalized" institution may be required to comply with supervisory actions as if the institution was in the next lowest capital category. The Bank is currently classified by the FDIC as "well capitalized".

FDICIA generally prohibits a depository institution from making any capital distribution (including payment of dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are also subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth and activity limitations and are required to submit "acceptable" capital restoration plans. Such a plan will not be accepted unless, among other things, the depository institution's holding company guarantees the capital plan, up to an amount equal to the lesser of five percent of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized and may be placed into conservatorship or receivership.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, more stringent requirements to reduce total assets, cessation of receipt of

deposits from correspondent banks, further activity restricting prohibitions on dividends to the holding company and requirements that the holding company divest its bank subsidiary, in certain instances. Subject to certain exceptions, critically undercapitalized depository institutions must have a conservator or receiver appointed for them within a certain period after becoming critically undercapitalized.

Consumer Regulations

Interest and certain other charges collected or contracted for by Lyons Bancorp are subject to state usury laws and certain federal laws concerning interest rates. Lyons Bancorp's loan operations are also subject to certain federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;

- the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs and the community it serves;

- the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies;

- the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies; and

- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

USA Patriot Act of 2001

In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Our failure to comply with these requirements could have serious legal and reputational consequences for us.

{488798:}

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001

As part of the USA Patriot Act, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 ("IMLAFATA"). IMLAFATA amended the Bank Secrecy Act and adopted certain additional measures that increase the obligation of financial institutions, including Lyons Bancorp and the Bank., to identify their customers, watch for and report upon suspicious transactions, respond to requests for information by federal banking regulatory authorities and law enforcement agencies, and share information with other financial institutions. The Secretary of the Treasury has adopted several regulations to implement these provisions. Lyons Bancorp is also barred from dealing with foreign "shell" banks. In addition, IMLAFATA expands the circumstances under which funds in a bank account may be forfeited. IMLAFATA also amended the BHC Act and the Bank Merger Act to require the federal banking regulatory authorities to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application to expand operations. Lyons Bancorp has in place a Bank Secrecy Act compliance program.

Future Legislation and Regulatory Initiatives

In recent years, significant legislative proposals and reforms affecting the financial services industry have been discussed and evaluated by Congress and certain of these proposals, such as the Financial Services Modernization Legislation, have been enacted into law. For example, on July 23, 2002, the U.S. Treasury Department proposed regulations requiring institutions to incorporate a customer identification program into their written money laundering plans that would implement reasonable procedures for:

- verifying the identity of any person seeking to open an account, to the extent reasonable and practicable;

- maintaining records of the information used to verify the person's identity; and

- determining whether the person appears on any list of known or suspected terrorists or terrorist organizations.

It is likely that additional legislation will be considered by Congress that, if enacted, could have a significant impact on the operations of banks and bank holding companies, including Lyons Bancorp and the Bank.

TAXATION

If you are subject to United States federal income tax, generally you will recognize capital gain or loss when you sell the shares of stock or the warrants which you purchase in this offering. The gain or loss will be equal to the difference between your tax basis in the shares or warrants and the amount you receive for them. The gain or loss will be long term if you hold the shares or warrants for more than 12 months.

Your tax basis in the shares and warrants purchased in the offering will be the amount you paid for units, divided between shares and warrants according to their respective fair market values. We have not divided the sales price of units between the amount allocable to shares and the amount allocable to warrants. After the offering closes, and before June 30, 2004, we will send to each person who purchases units our estimate of the tax basis of each share and warrant at the time of the closing.

If you exercise warrants, your tax basis in the shares purchased will be the exercise price of 34.50 per share plus your tax basis in the warrants exercised.

If you let your warrants expire unexercised, you will recognize a long-term capital loss equal to your tax basis in the warrants.

This summary is based on the United States Internal Revenue Code of 1986, as amended to the date of this Offering Circular. It does not address the consequences to certain specialized classes of taxpayers such as certain financial institutions, insurance companies, dealers in securities or foreign currencies, or United States persons whose functional currency (as defined in Section 985 of the Code) is not the United States dollar. Persons considering the purchase of units should consult their tax advisors regarding the application of the United States and other income tax laws to their particular situations.

MANAGEMENT

Directors

Our Board of Directors currently consists of 9 persons. In accordance with the our bylaws, our Board is divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years with one class of directors elected annually.

Each of our directors is also a director of the Bank. The following table sets forth certain information with respect to our directors:

Name & Age	Term Expires	Director Since
David Breen, Jr. Age 46	2004	1999
James Homburger Age 56	2004	1995
Theodore Marshall Age 62	2004	1995
Clair J. Britt, Jr. Age 41	2004	2001
Andrew Fredericksen Age 48	2004	2003
Anthony Paliotti Age 82	2005	1974
James Santelli Age 55	2006	1988
Robert Schick Age 54	2006	1998
John Werner, Jr. Age 63	2006	1979

Our Executive Officers and Those of the Bank

The following table sets forth certain information about our executive officers and those of the Bank. Each executive officer is elected by our Board of Directors and the Bank and each executive officer holds office at the discretion of the Board of Directors.

Name and Age	Position with Lyons Bancorp	Position with the Bank
Robert A. Schick Age 54	President	President and Chief Executive Officer
Clair J. Britt, Jr. Age 41	n/a	Executive Vice President and Senior Lending Officer
Thomas Kime Age 50	n/a	Executive Vice President and of Strategic Markets and Operational Services
Kenneth M. Burt Age 34	Treasurer	Senior Vice-President and Chief Financial Officer
Anthony J. Cataldi Age 32	n/a	Senior Vice President - Operations

Business Experience of Directors and Executive Officers

The following is a brief description of the principal occupation and business experience of each of our directors and executive officers and those of the Bank for the last 5 years.

Robert A. Schick (Director; President and CEO). Mr. Schick has been a Director and President of Lyons Bancorp since January 1998 and President and Chief Executive Officer of the Bank since January 1998. Mr. Schick also serves as Executive Vice President of LNB Life Agency, Inc. Mr. Schick was hired by the Bank in September 1994 and served as Vice President and Chief Financial Officer until he assumed the position of President and Chief Executive Officer in January 1998.

Clair J. Britt, Jr. (Director; Executive Vice President and Senior Lending Officer). Mr. Britt has been employed by the Bank as Executive Vice President and Senior Lending Officer since May 1998. He is also President of Lyons Realty Associates Corp. Prior to May 1998, Mr. Britt was employed as Senior Vice President of the National Bank of Geneva.

Thomas Kime (N/A; Executive Vice President of Strategic Markets and Operational Services). Mr. Kime has been employed by the Bank since March 2004. Prior to joining the Bank, Mr. Kime served as the President of The National Bank of Geneva from June 1989 to February 2003. From 1976 until June 1989 Mr. Kime was employed by The National Bank of Geneva in various capacities. While serving as President of The National Bank of Geneva, Mr. Kime also served as a director and Senior vice President of Financial Institutions, Inc., the holding company for The National Bank of Geneva and several other banks, including The Bath National Bank. Mr. Kime also served as Chairman of the Board of The Bath National Bank.

Kenneth Burt (Treasurer; Senior Vice-President and Chief Financial Officer). Mr. Burt was elected Treasurer of Lyons Bancorp in January 2004. Mr. Burt has served as Vice-President and Chief Financial Officer of the Lyons National Bank since 2001. Prior to that position he was Assistant Vice-President and Auditor for the Lyons National Bank since 1998. Mr. Burt became

Treasurer of Lyons Realty Associates Corp. upon its formation in 2001. Mr. Burt became Treasurer of LNB Life Agency, Inc. upon its formation in 2003.

Anthony J. Cataldi (N/A; Senior Vice President - Operations). Mr. Cataldi has been the Bank's Vice President - Operations since January, 2004. He also has served as President of LNB Life Agency, Inc. since 2002. Prior to working with the Bank, Mr. Cataldi served as Manager of Business Analysis for Baker & Taylor, Inc., from 2001 to 2002, and as financial analyst for Accenture in 2001. Mr. Cataldi was the Chief Financial Officer for the Bank from 1999 to 2000.

David Breen, Jr. (Director). Mr. Breen is Vice President of three retail supermarkets in Newark, Palmyra and Williamson, New York, which he co-owns and manages.

Andrew Fredericksen (Director). Mr. Fredericksen is a certified public accountant and principal in the accounting firm of Goldstein, Fredericksen, Sirianni & Fuller, LLP, which has offices in Rochester, New York and Geneva, New York.

James A. Homburger (Director). Mr. Homburger is a real estate broker and the owner of Performance Properties and is a partner in Silver Hills Associates, in Newark, New York.

Theodore Marshall (Director). Mr. Marshall is President and Chief Executive Officer of Marshall Family Associates, LLC, an owner of commercial real estate in Central New York, Marshall Brothers, Inc., which owns and operates a chain of "Pit Stop" convenience stores throughout Central New York, Patriot Tank Lines, Inc., an independent petroleum broker, and E. & V. Energy, Inc., a fuel oil distributing concern, all of which are located in Weedsport, New York.

Anthony Paliotti (Director). Until his retirement in 1983, Mr. Paliotti owned and operated a retail shoe store in Lyons, New York.

James E. Santelli (Director). Mr. Santelli is the co-owner of Santelli Lumber Company with stores in Lyons and Palmyra, New York.

John J. Werner, Jr. (Director). Until his retirement in 1997, Mr. Werner was President and Chief Executive Officer of The Lyons National Bank and President of Lyons Bancorp.

Director Compensation

Directors, other than those employed by the Lyons Bancorp or any of its subsidiaries in other capacities, receive a fee of $600 for each Board meeting and $150 for each committee meeting. Directors who are also officers of Lyons Bancorp or any of its subsidiaries receive no compensation for attendance at a Board or Committee meeting.

Executive Compensation

The following table sets forth the total compensation for services in all capacities paid by us and the Bank to our Chief Executive Officer and Executive Vice President. Other than

Messrs. Schick and Britt, no other executive officers' individual annual salary and bonus exceeded $100,000 in 2003.

Name and Principal Position	Year	Annual Compensation		Other Annual Compensation	Long Term Compensation Restricted Stock Award(s)[2]	All Other Compensation
		Salary	Bonus			
Robert A. Schick, President	2003	$142,115[1]	$20,000	$4,095[2]	$4,500	$5,885[3]
and CEO	2002	127,936[1]	10,000	0	$4,200	5,754[3]
	2001	118,111[1]	10,000	0	$3,600	4,776[3]
Clair J. Britt, Jr.	2003	104,766	19,780	0	$4,500	4,923[4]
Executive Vice President	2002	96,865	10,000	0	4,200	5,008[4]
	2001	92,000	10,000	0	3,600	4,599[4]

(1) Includes compensation of $32,500, $30,000 and $25,461 in 2003, 2002 and 2001, respectively, for which payment was deferred pursuant to a non-qualified deferred compensation arrangement with Mr. Schick under his employment agreement, until such time that Mr. Schick retires or leaves the employment of the Company.

(2) Represents the dollar value of the difference between the price paid for common stock purchased from Lyons Bancorp under a deferred compensation arrangement under his employment agreement, and the fair market value of the common stock at the date of purchase based on the last bid price for the stock reported for such date.

(3) Includes 401(k) contributions by Lyons Bancorp for Mr. Schick in the amounts of $4,898, $4,831 and $4,534 in 2003, 2002 and 2001, respectively. Also includes premiums in the amounts of $987.50, $923.00 and $242.50 in 2003, 2002 and 2001, respectively, paid with respect to insurance on the life of Mr. Schick with a third party other than the Company as beneficiary.

(4) Includes 401(k) contributions by Lyons Bancorp for Mr. Britt in the amounts of $4,693, $4,785 and $4,509 in 2003, 2002 and 2001, respectively. Also includes premiums paid on life insurance policies in the amounts of $230.00, $223.00 and $90.00 in 2003, 2002 and 2001, respectively, paid with respect to insurance on the life of Mr. Britt with a third party other than the Company as beneficiary.

Retirement Contributions

Supplemental Retirement Benefit Plan

The Bank sponsors a director's Supplemental Retirement Defined Benefit Plan for directors. The Plan allows directors to select the type of benefit he wishes to receive, either retirement benefit or a long-term care benefit. The Plan is intended to be an unfunded non-qualified benefit plan under ERISA. We have provided for payment of the defined benefit with the purchase of annuities. The Plan also permits directors to defer payment of their directors' fees.

Executive Supplemental Retirement Plan

The Bank sponsors an Executive Supplemental Retirement Plan for certain of our executive officers. The Plan provides retirement benefits to supplement the benefits provided to executives under the Bank's Pension Plan and 401(k) Plan. The Plan also provides split dollar life insurance benefits with a portion to be paid to the executive's designated beneficiary and another portion to be paid to the Bank, and disability and long-term care benefits to the executives. The Plan is intended to be an unfunded, non-qualified benefit plan under ERISA. We have provided for the payment of the benefits under the Plan with the purchase of annuities.

Board Compensation Committee Report on Executive Compensation

The Personnel Committee makes recommendations to the Board regarding the compensation level for all the Bank's officers. The committee reviews national salary surveys compiled by independent sources of the banking industry for similar banks based on asset size and geographic area. This information is used together with other factors including experience, internal salary structure and performance in determining compensation levels. The Committee reviews the compensation levels of all officers on an annual basis.

Employment Agreements with Certain Executive Officers

Robert A. Schick. On February 19, 2004, we entered into an Employment Agreement with Mr. Schick on the following terms. The agreement provides a term of seven years and four months, expiring May 31, 2011. Effective June 1, 2009, the agreement contemplates that Mr. Schick would retire as President and Chief Executive Officer of Lyons Bancorp and the Bank, and become Chairman of Lyons Bancorp. The agreement provides for an annual base salary of $125,000, plus an annual 5% cost of living increase. Mr. Schick is also eligible to receive an annual bonus in the discretion of the Board. Mr. Schick is entitled to deferred compensation in the amount of $35,000 in 2004 and increased in each subsequent year by $5,000 to reflect the cost of living adjustment. The entire amount of the deferred compensation will be credited to stock of Lyons Bancorp purchased at the price as last reported in the market in which our stock trades as of December 31st of the prior year. The benefits would vest upon his death, termination of employment, retirement, termination of the Agreement or a "Change in Control" as defined in the Agreement.

Between January 1, 2004 and December 31, 2009, in the event Mr. Schick's employment is terminated without cause under the Agreement he is entitled to a payment of 1.9 times the sum of his then current annual base salary plus deferred compensation. After December 31, 2009 but prior to his retirement, in the event that Mr. Schick is terminated without cause under the Agreement, he is entitled to a payment of 1 times the sum of the remaining annual salaries and deferred compensation as defined in the agreement.

Clair J. Britt, Jr. On February 19, 2004, the Bank entered into an employment agreement with Mr. Britt on the following terms. The agreement provides for a five year term and a $110,000 base salary, plus an annual increase at the discretion of the Board. It provides for an annual bonus at the discretion of the Board. Mr. Britt would also be entitled to deferred compensation in the amount of $10,000 in 2004 and annual increases as determined by the Board. The deferred compensation amount is to be credited to the stock of Lyons Bancorp purchased at the price as last reported in the market in which our stock trades as of December 31st of the prior year. This stock will vest on the earlier of his death, termination of employment, retirement, termination of the Agreement, or a "Change in Control" as defined in the Agreement.

Change of Control Provision in Employment Agreements

Each of Messrs. Schick's and Britt's employment agreements and proposed employment agreements provide that any time within three years of the event of a change of control the

executive may terminate his employment and within 30 days of termination, receive a payment equal to the lesser of six times the executive's annual salary, or the maximum amount which would be permitted under Internal Revenue Code Section 280G which will not result in the imposition of the 20% excise tax. Also, within 30 days of the executive's termination, all deferred compensation including full funding of any deferred compensation that would be owed to the executive upon completion of the calendar year in which the termination occurred will be paid to the executive. Finally, the executive shall be entitled to benefits continuation for a period of two years following termination. Under these agreements, a change of control shall be deemed to have occurred if any of the following occur:

- any person or group becomes the beneficial owner of 35% or more of either the then outstanding shares of our common stock or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors, or

- as a result of a tender offer, merger, business combination or contested election, the persons who were directors of the Lyons Bancorp cease to constitute a majority of the Board, or

- Lyons Bancorp or the Bank is merged with another entity in a transaction in which less than 65% of the voting securities of the resulting entity are held by our former shareholders, or

- we transfer substantially all of its assets to another corporation.

Restricted Stock Plan

Our Restricted Stock Plan is intended to provide a means whereby we may attract and retain qualified individuals and motivate them to exercise their best efforts on behalf of us and our subsidiaries. 10,000 shares are available for awards under the Plan, as determined by the Board of Directors, none of which have been granted to date. The Board shall establish one or more restrictive periods with respect to the shares covered by an award during which time none of the shares may be transferred expect upon death to a designated beneficiary. All employees and non-employee directors of Lyons Bancorp and our subsidiaries are eligible to receive awards under the Board. The Board has the authority to determine the consideration to be given for a stock award, which shall not be less than the par value of such shares, but which may be less than the fair market value of the shares at the time of grant. Consideration may also be in the form of past services rendered.

Pension Plan

The Bank has a pension plan which conforms to the requirements of the Employee Retirement Income Security Act of 1974. All employees who are 21 years of age or older, become participants in the plan on the 1st of the month which coincides with or next follows the completion of one year of eligibility service. It provides for full vesting upon 5 years of participation, and contains provisions which permit early retirement within 10 years prior to the normal retirement date for participants with at least 10 years of credited service. The plan requires no contribution from participants, covers all eligible employees, provides for normal retirement at age 65, and is qualified under section 401(a) of the Internal Revenue Code. As of October 31, 2003, the date of the last Actuarial Valuation Report, there were 65 active participants, 10 participants and beneficiaries entitled to a deferred pension benefit, and 21 retirees and beneficiaries receiving pension benefits. A participant's normal retirement benefit is an annual pension benefit commencing on his normal retirement date in an amount equal to 1.75% of his average annual compensation, multiplied by creditable service up to 35 years, plus 1.25% of his average annual compensation, multiplied by creditable service in excess of 35 up to 5 years, minus .49% of his final average compensation multiplied by creditable service up to 35 years. Average annual compensation is the highest 5 consecutive calendar years in all years of creditable service. Final average compensation is the highest 3 consecutive calendar years in all years of creditable service. Mr. Schick has 9 years of credited service and Mr. Britt has 5 years of credited service under the plan.

401(k) Savings Plan

The Bank amended its 401(k) savings plan effective January 1, 2002. Employees who have attained the age of 21 and have completed three months of creditable service are eligible to become participants in the plan. Participants in the plan are permitted to make elective deferrals of up to the maximum percentage of compensation and dollar amounts allowable by law each year. Currently, the Bank contributes a discretionary match of 75% of the participant's contribution, up to 6% of the participant's annual compensation. Participants are 100% vested in the Bank's discretionary match after 6 years of participation in the plan.

Certain Transactions with Directors and Officers

Certain of our directors and officers and those of the Bank, members of their families and companies or firms with which they are associated, are customers of the Bank and have banking transactions and other transactions with the Bank in the ordinary course of business. All loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than a normal risk of collectibility or present other unfavorable features. None of such loans outstanding to our directors or officers, members of their families or firms with whom our directors or officers are associated were non-performing as of December 31, 2003. Maximum credit exposure to all of our directors and executive officers and those of the Bank amounted to $4.1 million at December 31, 2003.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of February 10, 2004, certain information regarding the beneficial ownership of Common Stock by (1) each of our directors and named executive officers, (2) each person known by us to own beneficially more than 5% of the common stock, and (3) all of our directors and executive officers as a group.

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Amount	Percent
Robert A. Schick (Director and President) The Lyons National Bank 35 William Street Lyons, New York 14489	13,500	1.91%
Clair J. Britt, Jr. (Director) The Lyons National Bank 35 William Street Lyons, New York 14489	2,702	0.38%
David J. Breen, Jr. (Director) Breen Fam, Inc. P.O. Box 96 Williamson, New York 14589	800	0.11%
Albert O. Fenvessey 22 Ramsey Park Rochester, New York 14610	40,680	5.75%
James A. Homburger (Director) 305 East Avenue Newark, New York 14513	13,000[1]	1.84%
Theodore Marshall (Director) 2776 Marshall Street Weedsport, New York 13166	20,360[2]	2.88%
Anthony Paliotti (Director) 31 Culver Street Lyons, New York 14489	41,400	5.86%
Philip L. Paliotti 40 Dickerson Street Lyons, New York 14489	57,600	8.15%
James E. Santelli (Director) 2096 Warncke Road Lyons, New York 14489	16,332	2.31%
John J. Werner, Jr. (Director) 9469 Bridger Lane North Rose, New York 14516	51,640	7.31%

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Amount	Percent
Andrew Fredericksen (Director) 426 Washington Street Geneva, New York 14456	---	---
Estate of William Gavitt P.O. Box 96 Lyons, New York 14489	70,280	9.94%
All Directors and Executive Officers as a Group	176,934	25.03%

(1) Includes 9,000 shares held by Margaret Homburger, over which Mr. Homburger disclaims beneficial ownership.

(2) Includes 12,000 shares held by the Marshall Family Associates, LLC, over which Mr. Marshall disclaims beneficial ownership.

The directors and executive officers as a group have indicated to us that they intend to order approximately 8,500 units in this offering. These intentions are not binding commitments and could change depending upon individual circumstances and units available in the offering. Assuming the purchase of the units indicated by directors and executive officers at this time, such persons would beneficially own as a group approximately 23.7% of the common stock outstanding after the closing, assuming 100% of the units are sold and no warrants are exercised.

We own all of the outstanding common stock of Lyons Realty Associates, Inc. and 93.5% of the preferred stock of Lyons Realty Associates. The following table shows the percentage of the outstanding preferred stock of Lyons Realty Associates, Inc. owned by our directors, executive officers and directors and executive officers as a group.

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Amount	Percent
Robert Schick	---	---
Clair J. Britt, Jr.	1	0.06%
Kenneth Burt[1]	1	0.06%
Directors and officers as a group	22	1.29%

(1) Kenneth Burt and his wife jointly own this share of stock.

We own all of the outstanding common capital securities of Lyons Capital Statutory Trust I. Tioga State Bank owns all of the outstanding preferred trust securities of Lyons Capital Statutory Trust I.

DESCRIPTION OF SECURITIES

The following information concerning our common stock and the warrants summarizes provisions of our Certificate of Incorporation and Bylaws and statutes regulating the rights of holders of our common stock and warrants. This information is not a complete description of these matters and is qualified in all respects by the actual provisions of our Certificate of Incorporation and Bylaws and the corporate laws of the State of New York.

General

Our Certificate of Incorporation authorizes us to issue 2,000,000 shares of common stock having a par value of $0.50 per share. At January 31, 2004, we had issued and outstanding 706,676 shares of common stock and 10,000 shares reserved for future awards under our Restricted Stock Plan and 1,875 shares for future issuances under executive employment agreements.

The units, common stock and warrants of Lyons Bancorp, Inc. represent nonwithdrawable capital, are not accounts of an insurable type, are not insured by the FDIC and are not guaranteed by us or the Bank.

Units

We are offering for sale up to 75,150 units, with each unit consisting of one share of our common stock and one warrant to purchase one share of our common stock. The common stock and warrants that constitute units will separate upon issuance.

Common Stock

Each share of the common stock has the same relative rights as, and will be identical in all respects with, each other share of common stock.

Dividends. We can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations which are imposed by law. See "Our Policy Regarding Dividends." The holders of our common stock are entitled to receive and share equally in any dividends declared by our Board of Directors out of legally available funds.

Voting Rights. The holders of our common stock possess exclusive voting rights in Lyons Bancorp. Each share of common stock entitles the holder to one vote. A shareholder will not have any right to cumulate votes in the election of directors. As a result, the holders of more than 50% of our outstanding common stock voting in the election of directors, subject to the voting rights of any preferred shares then outstanding, can elect all of the directors then standing for election, if they choose to do so. In this event, the holders of the remaining less than 50% of the shares voting for election of directors are not able to elect any person or persons to our Board of Directors. Our shareholders may remove directors with or without cause by majority of the votes cast.

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The approval of any business combination, including any merger, exchange offer or sale of all or substantially all of our assets, requires the affirmative vote of the holders of two-thirds of our outstanding common stock.

Liquidation. In the event of any liquidation, dissolution or winding-up of the Bank, we, as holder of the Bank's common stock, have the right to receive, after payment or provision for payment of all debts and liabilities of the Bank, including all deposit accounts and accrued interest thereon, all assets of the Bank available for distribution. In the event we liquidate, dissolve or wind-up, the holders of our common stock have the right to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution.

Rights to Buy Additional Shares. Holders of our common stock do not have preemptive rights with respect to the issuance of additional shares. A preemptive right is a priority right to buy additional shares if we issue more shares in the future. Our common stock is not subject to redemption.

Warrants

Each unit sold in the offering shall include one warrant, entitling the unit holder to purchase, on or before December 31, 2005, or until such later date as we may set, in our sole discretion upon written notice to the warrant holders, one share of our common stock at a purchase price of $34.50 per share. The number of shares of our common stock issuable upon exercise of the warrants and the exercise price are subject to adjustment in the event of certain limited circumstances, including stock splits and stock dividends that affect the number of outstanding shares of common stock. Any warrant not exercised on or before the expiration date will not be exercisable.

We will deliver to each holder of units a warrant certificate that sets forth the total number of warrants owned by the holder. Thereafter, warrant certificates may be exchanged for new certificates of different denominations, and may be exercised or transferred by presenting the certificate at our main office. If a market for the warrants develops, holders may sell their warrants instead of exercising them to the extent that the holder demonstrates to our satisfaction that the transfer is permitted without registration or qualification under applicable securities laws.

However, there can be no assurance that a market for the warrants will develop or, if developed, will continue.

Each warrant may be exercised by its holder, on or before December 31, 2005, by surrendering at our main office the warrant certificate, with the form of election to purchase on the reverse side properly completed and executed, together with payment of the exercise price. The warrants may be exercised in whole or in part. The warrants are exercisable only to the extent that we may issue the underlying securities without registration or qualification under the securities laws of the jurisdiction of which the holder is a resident at the time of exercise. You also agree to the placement of any restrictions on transfer on our common stock issued on the exercise as required by such jurisdiction. If less than all of the warrants evidenced by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining number of warrants. See the "Form of Warrant Certificate" attached hereto as Exhibit A.

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Warrant holders do not have the rights and privileges of holders of our common stock.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock and warrants is the Bank.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation permits us to indemnify our officers and directors against various liabilities to the full extent permitted under New York law. Sections 721 through 726, inclusive, of the Business Corporation Law of New York ("BCL") authorize New York corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been officers or directors. We believe that these provisions will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CERTAIN RESTRICTIONS ON ACQUISITION OF LYONS BANCORP, INC.

Our Certificate of Incorporation and Bylaws contain provisions that may be deemed to affect the ability of a person, firm or entity to acquire us. The following is a summary of those provisions. However, this summary is qualified in its entirety by reference to our actual Certificate of Incorporation and Bylaws.

Certificate of Incorporation

Our Certificate of Incorporation requires, under certain circumstances, an affirmative vote by the holders of 80% of our outstanding common stock for the approval of certain business transactions with related persons. Our certificate of incorporation defines a related person as an individual or entity that owns at least 10% of our outstanding stock: (a) at the time the agreement providing for the transaction is entered into; (b) at the time a resolution approving the transaction was adopted by our Board of Directors; or, (c) as of the record date for the determination of our shareholders entitled to notice of and to vote on, or consent to, the transaction.

The business transactions requiring the 80% vote approval include:

- the merger of Lyons Bancorp or the Bank with a related person;

- the sale of Lyons Bancorp's stock or the Bank's stock to a related person;

- the sale or lease of a substantial part of Lyons Bancorp's or the Bank's assets to a related person;

- the sale of all of or a substantial part of the assets of a related person to Lyons Bancorp or the Bank;

- the recapitalization or reclassification of Lyons Bancorp's stock that would have the effect of increasing the voting power of a related person; or

- the liquidation, spin-off, split-up, or dissolution of Lyons Bancorp.

Our certificate of incorporation sets forth certain circumstances where an 80% vote for the above-mentioned transactions is not required. The 80% voting requirement is not applicable if the transaction is approved by at least two-thirds vote of continuing directors, and the continuing directors constitute at least a majority of our entire Board of Directors. The certificate of incorporation defines a continuing director as a director who either was a member of our Board of Directors prior to the time the related person became a related person or who subsequently became a director and whose election or nomination for election by our shareholders, was approved by a vote of at least three-quarters of the continuing directors then on our Board of Directors.

Further, the 80% voting requirement is not required if all of the following conditions are satisfied:

- The business transaction is a merger and the consideration to be received per share by our shareholders is at least equal in value to the related person's highest purchase price;

- After the related person becomes the owner of at least 10% of our stock and prior to the consummation of the business transaction, the related person has not become the owner of any additional shares of stock except: (a) as part of the transaction which resulted in the related person becoming the owner of at least 10% of our stock; or (b) as a result of a pro rata stock dividend or stock split; and

- Prior to the consummation of the business transaction, the related person shall not have, directly or indirectly: (a) received the benefit (except proportionately as a shareholder) of any loan, advances, guarantees, pledges, or other financial assistance or tax credits provided by Lyons Bancorp or the Bank; or (b) caused any material change in our business or equity capital structure, including issuance of shares of our capital stock to any third party.

For purposes of the above, our certificate of incorporation defines highest purchase price as the highest amount of consideration paid by the related person for a share of our stock within two years prior to the date the related person became the owner of at least 10% of our stock.

Our Certificate of Incorporation also states when our Board of Directors considers a proposed business transaction, the Board, in addition to considering the adequacy of the amount to be paid in connection with the transaction, shall consider other facts that are deemed relevant including:

- The social and economic effects of the transaction on us and the Bank and the Bank's employees, depositors, loan and other customers, creditors and other elements of the communities in which we and the Bank operate and are located;

- The business and financial conditions and earnings prospects of the individual or entity proposing the business transaction, including, debt service and other existing or likely financial obligation of the individual or entity, and the possible effect of such conditions upon us, the Bank and other elements of the communities in which we and the Bank operate or are located; and

- The competence, experience, and integrity of the individual or entity proposing the business transaction and its or their management.

Bylaws

Our Bylaws provide for the election and term of directors. Our directors are divided into three classes with the term of office for one class expiring each year. Vacancies in the Board of Directors, and any newly created directorships resulting from an increase in the number of directors may be filled by the Board of Directors, acting by a majority of directors then in office and any new directors chosen shall hold office until the next election of the class for which the new directors shall have been chosen and until their successor shall be elected and qualified. Further, the Bylaws provide that no decrease in the number of directors shall shorten the term of any incumbent director.

The Bylaws also require that at each annual meeting of our shareholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting. The Bylaws require an affirmative vote by the holders of two-thirds or our outstanding common stock to amend these sections of the Bylaws.

EXPERTS

Fagliarone Group, CPAs, PC, Syracuse, New York, independent certified public accountants, reported on our consolidated financial statements as of December 31, 2003 and 2002.

LEGAL OPINION

Woods Oviatt Gilman LLP, Rochester, New York will issue a legal opinion concerning the validity of the common stock and warrants being sold in this offering.

ADDITIONAL INFORMATION

Financial information filed by us and the Bank with the Federal Reserve Bank of New York and the Office of the Comptroller of the Currency is available from those agencies and over the Internet at www.ffiec.gov.

LYONS BANCORP, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Lyons Bancorp, Inc.

We have audited the consolidated statements of financial condition of Lyons Bancorp, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lyons Bancorp, Inc. and subsidiary as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Fagliarone Group, CPAs, PC
Syracuse, New York
February 6, 2004

Lyons Bancorp, Inc.
Balance Sheet

	As of December 31, 2003	As of December 31, 2002
ASSETS		
Cash and due from banks	$ 7,409,653	$ 6,107,240
Federal funds sold	-	500,000
Interest-bearing deposits in banks	100,000	100,000
	7,509,653	6,707,240
Investment securities		
Available for sale	67,616,758	73,294,725
Held to maturity	1,213,307	2,881,981
Other	809,500	734,500
Total investment securities	69,639,565	76,911,206
Loans	127,574,645	97,840,551
Less allowance for loan losses	(1,657,770)	(1,224,069)
Net loans	125,916,875	96,616,482
Land, premises and equipment, net	2,829,749	2,928,004
Accrued interest receivable and other assets	6,944,488	6,518,100
TOTAL ASSETS	$ 212,840,330	$ 189,681,032
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Demand	$ 48,777,667	$ 41,864,972
Savings	66,810,523	60,118,024
Time	58,617,527	53,311,041
Total deposits	174,205,717	155,294,037
Securities sold under agreements to repurchase	8,059,313	8,434,991
Advances from Federal Home Loan Bank	12,600,000	9,500,000
Advances from subsidiary	1,000,000	-
Accrued interest payable and other liabilities	2,143,391	2,437,860
TOTAL LIABILITIES	198,008,421	175,666,888
STOCKHOLDERS' EQUITY		
Common stock	359,598	179,799
Additional paid-in capital	3,106,994	2,950,880
Retained earnings	11,007,617	9,956,819
Accumulated other comprehensive income	578,870	1,230,988
	15,053,079	14,318,486
Less: Treasury stock, at cost	(221,170)	(304,342)
TOTAL STOCKHOLDERS' EQUITY	14,831,909	14,014,144
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 212,840,330	$ 189,681,032

The accompanying notes are an integral part of the financial statements.

Lyons Bancorp, Inc.
Statement of Income

| | For the year ended December 31, | |
	2003	2002
INTEREST INCOME		
Loans	$ 6,986,821	$ 6,654,829
Investment securities:		
United States Treasury	214,536	181,661
United States Agencies	2,030,995	1,746,790
State and local governments	625,186	652,528
Other	28,019	26,196
Federal funds sold	45,112	125,961
TOTAL INTEREST INCOME	9,930,669	9,387,965
INTEREST EXPENSE	2,658,936	2,988,021
NET INTEREST INCOME	7,271,733	6,399,944
PROVISION FOR LOAN LOSSES	602,000	573,087
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,669,733	5,826,857
NONINTEREST INCOME		
Service charges and fees	1,334,579	1,140,757
Net realized gains from sales of available for sale securities	254,319	203,502
Other	478,095	267,567
TOTAL NONINTEREST INCOME	2,066,993	1,611,826
NONINTEREST EXPENSES:		
Salaries and wages	2,438,668	2,085,981
Pensions and benefits	918,798	720,202
Occupancy expense	1,316,359	1,189,707
Other	1,932,314	1,667,248
TOTAL NONINTEREST EXPENSES	6,606,139	5,663,138
INCOME BEFORE INCOME TAXES	2,130,587	1,775,545
INCOME TAX EXPENSE	496,000	475,000
NET INCOME	$ 1,634,587	$ 1,300,545
NET INCOME PER SHARE		
BASIC	$ 2.33	$ 1.99
DILUTED	$ 2.33	$ 1.99

The accompanying notes are an integral part of the financial statements.

LYONS BANCORP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
BALANCES, JANUARY 1, 2002	$ 166,565	$ 1,953,143	$ 8,921,224	$ 175,688	$ (316,595)	$ 10,900,025
COMPREHENSIVE INCOME						
Net income for 2002			1,300,545			1,300,545
Other comprehensive income, net of tax:						
Change in unrealized net gain on securities available for sale				1,177,401		1,177,401
Reclassification adjustment				(122,101)		(122,101)
TOTAL COMPREHENSIVE INCOME						2,355,845
Issuance of common stock	13,234	979,353				992,587
Cash dividends declared-$.41 per share			(264,950)			(264,950)
Sale of treasury stock, net		18,384			12,253	30,637
BALANCES, DECEMBER 31, 2002	179,799	2,950,880	9,956,819	1,230,988	(304,342)	14,014,144
COMPREHENSIVE INCOME						
Net income for 2003			1,634,587			1,634,587
Other comprehensive income, net of tax:						
Change in unrealized net gain on securities available for sale				(499,527)		(499,527)
Reclassification adjustment				(152,591)		(152,591)
TOTAL COMPREHENSIVE INCOME						982,469
Stock split	179,799		(179,799)			-
Cash dividends declared-$.58 per share			(403,990)			(403,990)
Sale of treasury stock, net		156,114			83,172	239,286
BALANCES, DECEMBER 31, 2003	$ 359,598	$ 3,106,994	$ 11,007,617	$ 578,870	$ (221,170)	$ 14,831,909

The accompanying notes are an integral part of the financial statements.

F-4

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Lyons Bancorp, Inc.
Statement of Cash Flows

| | For the year ended December 31, | |
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,634,587	$ 1,300,545
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	602,000	573,087
Provision for deferred compensation	-	30,000
Stock issued to employees	-	16,800
Net realized gain from sales of available for sale securities	(254,319)	(203,502)
Premium amortization	670,775	267,437
Discount accretion	(18,942)	(53,011)
Depreciation	493,149	467,818
Deferred income tax (benefit) expense	(182,100)	29,714
Increase in accrued interest receivable and other assets	(1,016,813)	(1,016,784)
Increase in accrued interest payable and other liabilities	869,212	707,535
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,797,549	2,119,639
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of securities available for sale	(42,793,021)	(76,308,698)
Proceeds from sales of securities available for sale	26,064,175	23,796,619
Proceeds from maturities of securities available for sale	20,926,613	29,805,132
Purchases of held to maturity and other securities	(528,000)	(1,989,239)
Proceeds from maturities of securities held to maturity	2,117,705	670,182
Proceeds from sales of loans	16,046,048	6,945,955
Increase in loans	(45,948,441)	(20,287,100)
Premises and equipment purchases, net	(394,894)	(535,939)
NET CASH USED BY INVESTING ACTIVITIES	(24,509,815)	(37,903,088)

The accompanying notes are an integral part of the financial statements.

CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in demand and savings deposits	$ 13,605,194	$ 15,982,613
Net increase in time deposits	5,306,486	9,210,413
Net increase (decrease) in securities sold under agreements to repurchase	(375,678)	79,024
Increase in advances from Federal Home Loan Bank	3,100,000	4,500,000
Issuance of common stock	-	992,587
Purchase of treasury stock	(56,300)	(100,283)
Proceeds from sale of treasury stock	295,586	116,520
Proceeds from advance from subsidiary	1,000,000	-
Dividends paid	(360,609)	(240,242)
NET CASH PROVIDED BY FINANCING ACTIVITIES	22,514,679	30,540,632
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	802,413	(5,242,817)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	6,707,240	11,950,057
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 7,509,653	$ 6,707,240

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for interest	$ 2,730,674	$ 2,950,014
Cash paid during the year for income taxes	$ 573,052	$ 591,857

The accompanying notes are an integral part of the financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lyons Bancorp, Inc. (the Company) provides a full range of commercial banking services to individual and small business customers through its wholly-owned subsidiary, The Lyons National Bank (the Bank). The Bank's operations are conducted in eight branches located in Wayne, Onondaga, and Ontario Counties, New York. The Company and the Bank are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

The Company also owns all of the voting common shares of Lyons Capital Statutory Trust I (the Trust). The Trust was formed during 2003 for the purpose of securitizing trust preferred securities, the proceeds of which were advanced to the Company and contributed to the Bank as additional capital.

The Bank also owns all of the voting stock of Lyons Realty Associates (LRA) and LNB Life Agency (LNB Life). LRA is a real estate investment trust which holds a portfolio of residential real estate mortgages. All of the residential real estate mortgages held by LRA were purchased from the Bank shortly after origination. In order to maintain its status as a real estate investment trust, LRA holds the residential real estate mortgages until they are paid. The residential real estate mortgages held by LRA are included in loans on the consolidated statement of financial condition. LNB Life provides non-insured financial services and products to the Bank's customers.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank LRA and LNB Life. All significant inter-company accounts and transactions have been eliminated in consolidation.

The accounts of the Trust are not included in the consolidated financial statements as required under the guidance contained in FASB Interpretation No. 46 (as revised in December 2003) "Consolidation of Variable Interest Entities".

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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Investment Securities

Held to Maturity

Debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts.

Available for Sale

Available for sale securities consist of investment securities not classified as held to maturity securities and are carried at fair value. Unrealized gains and losses, net of tax, on available for sale securities are reported in other comprehensive income.

Realized gains and losses on securities available for sale are included in non-interest income or expense and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. There were no such write-downs in 2003 or 2002.

The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method.

Loans

Loans are stated at unpaid principal balances, less the allowance for loan losses.

Interest income is accrued on the unpaid principal balance.

The accrual of interest on commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Retail loans are typically charged off no later than 180 days past due. Past due status is determined based on contractual terms.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale

Loans held for sale consist of residential mortgage loans that are originated and are intended to be sold through an agreement the Bank has with the Federal Home Loan Bank (FHLB). Realized gains and losses on sales are computed using the specific identification method. These loans are

carried on the balance sheet at the lower of cost or estimated fair value, which is determined in the aggregate.

The Bank retains the servicing on loans sold and receives a fee based upon the principal balance outstanding. The Bank has not recorded an asset for these servicing rights due to their immaterial nature.

Total loans serviced for others amounted to $22,110,570 and $9,665,444 at December 31, 2003 and 2002, respectively.

There were no loans held for sale at December 31, 2003 or December 31, 2002.

Allowance For Loan Losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

The allowance consists of specific, general and unallocated components. Generally, the specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also considered impaired, an allowance is established when the discounted cash flows or collateral value of the impaired loan is lower than the carrying value of the loan. The general component covers non-classified loans and is based on historical loss experience adjusted for current conditions. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probably losses.

A loan in considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans. In

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addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination.

Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Land, Premises and Equipment

Land is stated at cost. Premises and equipment are recorded at cost and are depreciated using accelerated methods over the estimated useful lives of the assets.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling costs at the date of foreclosure. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, property held for sale is carried at the lower of the new basis or fair value less any costs to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of the property to the lower of its cost or fair value less cost to sell.

Bank Owned Life Insurance

Included in other assets is bank owned life insurance ("BOLI"). The BOLI was purchased as a financing tool for employee benefits and to fund discriminatory retirement benefits for the Board of Directors and executive management. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The purchase of the life insurance policy results in monthly tax-free income to the Company. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. As a result of this transaction, the Company benefits from the tax-free nature of income generated from the life insurance policies. BOLI is stated on the Company's December 31, 2003 and 2002 consolidated statement of condition at its current cash surrender value. Increases in BOLI's cash surrender value are reported as other noninterest income in the Company's consolidated income statement.

Service Charges and Fees

Generally, service charges and fees are recognized into income received.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial reporting and income tax basis of available for sale securities,

{488798:}

allowance for loan losses, premises and equipment, and prepaid and accrued employee benefits. The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. There were no dilutive potential common shares as of December 31, 2003 and 2002.

Net income per share has been computed based on the following:

	2003	2002
Net Income	$ 1,634,587	$1,300,545
Average Number of Common Shares Outstanding	700,165	652,424

Statements of Cash Flows

For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as the sum of cash and due from banks, federal funds sold, and interest-bearing deposits in banks.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial

instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and due from banks, federal funds sold, and interest-bearing deposits in banks: The carrying amounts for cash and due from banks and federal funds sold approximate those assets' fair values.

Investment securities: Fair values for investment securities are based primarily on quoted market prices.

Loans: For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposits: The fair values disclosed for demand and savings deposits are equal to their carrying amounts. The fair values of time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of contractual maturities on such time deposits.

Securities sold under agreements to repurchase: The carrying amounts of securities sold under agreement to repurchase approximate their fair values.

Advances from Federal Home Loan Bank: The fair values of the term advances from Federal Home Loan Bank are estimated using discounted cash flows based on current borrowing rates for similar borrowings.

Advance from subsidiary: The carrying amount of advance from subsidiary approximates its fair value.

Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value.

Reclassifications

Certain items appearing on the 2002 statement of financial condition and statement of cash flows have been reclassified to conform to current year presentation. The reclassifications increased assets and liabilities by $590,216. There was no impact on shareholders' equity or net income as a result of these reclassifications.

NOTE B - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The required reserve at December 31, 2003 and 2002 was $1,427,000 and $1,123,000, respectively.

The Bank is also required to maintain clearing balance funds on deposit with the Federal Reserve Bank. The required minimum clearing balance at December 31, 2003 and 2002 was $600,000.

NOTE C - INVESTMENTS

The amortized cost and fair value of investment securities at December 31, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2003				
Available for Sale				
U.S. Treasuries	$ 5,011,144	$ 78,537	$ (6,558)	$ 5,083,123
U.S. Agencies	22,182,243	402,838	-	22,585,081
State and local governments	14,096,701	475,413	(585)	14,571,529
Mortgage backed securities	25,361,889	190,884	(175,748)	25,377,025
	$66,651,977	$1,147,672	$(182,891)	$67,616,758
Held to Maturity				
State and local governments	$ 1,213,307	$ -	$ -	$ 1,213,307
Other	$ 809,500	$ -	$ -	$ 809,500
2002				
Available for Sale				
U.S. Treasuries	$13,047,303	$ 339,257	$ -	$13,386,560
U.S. Agencies	23,577,791	835,539	-	24,413,330
State and local governments	16,616,887	635,843	(921)	17,251,809
Mortgage backed securities	18,001,099	248,598	(6,671)	18,243,026
	$71,243,080	$2,059,237	$(7,592)	$73,294,725
Held to Maturity				
State and local governments	$ 2,881,981	$ 21,396	$ (293)	$ 2,903,084
Other	$ 734,500	$ -	$ -	$ 734,500

Other securities consist of stock of the Federal Home Loan Bank, New York State Business Development Corporation, and the Federal Reserve Bank.

The following table sets forth the Company's investment in securities with unrealized losses of less than twelve months and unrealized losses of twelve months or more at December 31, 2003:

| | Less than 12 months | | 12 months or more | | Total | |
| | Unrealized | | Unrealized | | Unrealized | |
	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss
U.S. Treasuries	$ 2,015,932	$ 6,558	$ ---	$ ---	$ 2,015,932	$ 6,558
State and local governments	331,567	585	---	---	331,567	585
Mortgage backed securities	15,838,712	175,748	---	---	15,838,712	175,748
	$18,186,211	$182,891	$ ---	$ ---	$18,186,211	$182,891

Unrealized losses on these securities have not been recognized into earnings because the issuers of the securities are of high credit quality, management has the ability and intent to hold these securities for the foreseeable future, and the declines in fair value are largely due to market interest rates. The fair values of these securities are expected to recover as they approach maturity and/or market interest rates fluctuate.

The amortized cost and fair value of debt securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

		Amortized Cost		Fair Value
Available For Sale				
Due in one year or less	$	3,754,590	$	3,796,929
Due from one to five years		26,655,323		27,423,713
Due from five to ten years		10,880,175		11,019,091
Due after ten years		-		-
Securities not due at a single maturity date		25,361,889		25,377,025
	$	66,651,977	$	67,616,758
Held-To-Maturity				
Due in one year or less	$	514,914	$	514,914
Due from one to five years		201,201		201,201
Due from five to ten years		34,460		34,460
Due after ten years		462,732		462,732
	$	1,213,307	$	1,213,307

During 2003, the Bank sold securities available for sale for total proceeds of $26,064,175 resulting in gross realized gains of $254,319. During 2002, the Bank sold securities available for sale for total proceeds of $23,796,619 resulting in gross realized gains of $203,502. Investment securities with carrying amounts of approximately $58,012,681 and $54,627,684 at December 31, 2003 and 2002, respectively, were pledged to secure deposits as required or permitted by law.

NOTE D - LOANS

Loans consist of the following at December 31:

	2003	2002
Residential real estate	$ 36,042,870	$ 32,503,884
Commercial real estate	34,890,626	24,192,862
Commercial	38,570,232	22,619,732
Consumer	18,051,757	18,518,205
Other	19,160	5,868
	$ 127,574,645	$ 97,840,551

The changes in the allowance for loan losses are as follows:

	2003	2002
Balance, January 1	$ 1,224,069	$ 1,007,108
Provision for loan losses	602,000	573,087
Recoveries	68,149	53,410
Charge-offs	(236,448)	(409,536)
Balance, December 31,	$ 1,657,770	$ 1,224,069

Impaired loans consist of the following at December 31:

	2003	2002
Impaired loans for which allowances for loan losses have been provided	$ 420,829	$ 268,710
Impaired loans for which allowances for loan losses have not been provided	-	-
Recorded investment in impaired loans	420,829	268,710
Less allowance for loan losses provided for impaired loans	94,112	26,225
	$ 326,717	$ 242,485

At December 31, 2003 and 2002, the total recorded investment in loans on nonaccrual amounted to $389,087 and $268,709, respectively. Loans past due ninety days or more and still accruing interest were insignificant at December 31, 2003 and 2002. The average recorded investment in impaired loans was $398,050 and $731,443 in 2003 and 2002, respectively. Interest income recognized for cash payments received on impaired loans was $16,743 and $27,547 in 2003 and 2002, respectively. There are no commitments to loan additional funds to the borrowers of impaired loans.

NOTE E - PREMISES AND EQUIPMENT

Premises and equipment consist of the following at December 31:

	2003	2002
Land	$ 259,826	$ 259,826
Buildings	1,926,421	1,856,621
Furniture and equipment	3,615,937	3,302,683
Leasehold improvements	422,797	412,202
	6,224,981	5,831,332
Less accumulated depreciation	3,395,232	2,903,328
	$ 2,829,749	$ 2,928,004

At December 31, 2003, the Bank leased five of its branch facilities under noncancelable operating leases, including a new branch in Geneva, New York opened during 2003. Future minimum rental payments under these leases for the next five years are as follows:

2004	$ 137,365
2005	145,505
2006	150,348
2007	138,866
2008	137,797
	$ 709,881

Rent expense under the operating leases totaled $130,092 and $105,255 in 2003 and 2002, respectively.

NOTE F - DEPOSITS

Certificates of deposit in denominations of $100,000 and over were $31,924,582 and $28,902,170 at December 31, 2003 and 2002, respectively.

At December 31, 2003, scheduled maturities of time deposits are as follows:

2004	$ 47,323,279
2005	9,388,432
2006	1,831,179
2007	29,689
2008	44,948
	$ 58,617,527

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F-16

NOTE G - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Information concerning securities sold under agreements to repurchase as of and for the year ended December 31, is summarized as follows:

	2003	2002
Average balance	$ 7,249,151	$ 7,055,569
Maximum month-end balance	$ 8,391,320	$ 8,825,888
Carrying amounts of securities, including accrued interest, underlying the agreements	$ 8,874,828	$ 8,552,460

Securities sold under agreements to repurchase mature in less than 90 days from the transaction date. Securities sold under agreements to repurchase either remain under the control of the Bank or are held in third party custodial accounts that recognize the Bank's interest in the securities.

NOTE H - ADVANCES FROM FEDERAL HOME LOAN BANK

The Bank has an overnight line of credit and a Companion (DRA) Commitment with the Federal Home Loan Bank of New York (FHLB) which expire on August 28, 2004. Each line has a maximum borrowing limit of $10,355,050 at December 31, 2003. Borrowings bear interest at the federal funds rate plus eight basis points. Amounts available on the lines may also be used for term advances. As a result, the overnight line has an available balance of $3,755,050 at December 31, 2003. The Bank's investment in FHLB stock and other assets, primarily mortgage loans, are pledged as collateral under the agreement up to the amount of any borrowings. The Bank has the following term advances from the Federal Home Loan Bank at December 31, 2003:

Due January 2, 2004, bearing interest at 1.04%	$ 6,600,000
Due September 15, 2004, bearing interest at 4.04%	1,000,000
Due October 15, 2004, bearing interest at 1.13%	2,000,000
Due April 27, 2011, bearing interest at 4.76%	1,000,000
Due May 30, 2012, bearing interest at 4.26%	1,000,000
Due May 30, 2012, bearing interest at 3.95%	1,000,000
	$ 12,600,000

The advances due in 2011 and 2012 contain the option for the FHLB to convert the advances into replacement funding for the same or a lesser principal amount based on any advance then offered by the FHLB at current market rates. If the Bank chooses not to replace the funding it must repay the advances on the date of the conversion.

NOTE I – ADVANCE FROM SUBSIDIARY

The advance from subsidiary represents debenture's due from the Company to the Trust as discussed in Note A. The debentures mature on June 27, 2033 and bear interest at the 3-Month LIBOR plus 2.75% (3.92% at December 31, 2003), payable quarterly. The Company has the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures.

The Company also has the option to redeem the debentures, in whole or in part, beginning on June 27, 2008 and quarterly thereafter or within 120 days throughout the entire term of the debentures should certain special events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 101% at December 31, 2003 to 100% on June 27, 2013 and after.

If the Company elects to defer interest payments as described above, or if the debentures are in default, the Company shall not, and shall not allow any affiliate, to declare or pay dividends other than dividends paid to the Company.

The Company has guaranteed all obligations of the Trust to the holders of preferred securities issued by the Trust.

NOTE J - INCOME TAXES

The provision for income taxes consists of the following at December 31:

	2003	2002
Current tax provision		
Federal	$ 638,200	$ 395,286
State	39,900	50,000
	678,100	445,286
Deferred tax (benefit) provision	(182,100)	29,714
	$ 496,000	$ 475,000

The provision for income taxes differs from that computed by applying statutory rates to income before income taxes primary due to the effects of tax exempt income.

Deferred tax assets and liabilities included in other assets and other liabilities in the accompanying statements of financial condition are as follows:

	2003	2002
Deferred tax assets	$ 789,827	$ 590,216
Deferred tax liabilities	$ 834,726	$ 1,251,963

Management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

NOTE K - STOCKHOLDERS' EQUITY

In October 2000 the Company sold 27,849 shares of common stock. Each share of common stock also contained one detachable warrant. Each warrant entitles its holder to purchase, at any time, before December 31, 2002, one additional share of common stock for $37.50. All outstanding warrants expired on December 31, 2002.

On December 4, 2003 the Board of Directors of the Company approved to increase the number of authorized shares of common stock from 500,000 to 2,000,000. Also, the Board of Directors of the Company approved a 2 for 1 stock split payable to holders of common stock on December 31, 2003. Due to the significance of the 2 for 1 stock split, the stock split was affected in the form of a stock dividend.

All references to the number of shares, weighted average shares, and per share amounts of common and treasury stock have been restated to reflect the stock split.

The common stock and treasury stock of the Company at December 31 are as follows:

	2003	2002
Common Stock		
Authorized shares, $.50 par value	2,000,000	2,000,000
Issued shares	719,196	719,196
Less: Treasury stock shares,	(12,520)	(22,324)
Outstanding shares	706,676	696,872

NOTE L - PENSION PLANS

The Bank participates in the New York State Bankers Retirement System, a noncontributory defined benefit pension plan covering substantially all employees. Information regarding the plan for 2003 and 2002 is as follows:

	2003	2002
Benefit obligation at December 31	$ (2,016,228)	$ (1,714,890)
Fair value of plan assets at December 31	1,946,905	1,552,596
Funded status	$ (69,323)	$ (162,294)
Prepaid (accrued) benefit cost recognized in the statement of financial position	$ 503,583	$ 488,758
Net periodic pension cost	$ 137,197	$ 135,143
Employer contribution	$ 144,617	$ 98,763

{488798:}

Benefits paid $ 110,513 $ 108,311

Weighted-average assumptions as of December 31:

	2003	2002
Discount rate	6.00%	6.75%
Expected return on plan assets	8.00%	7.50%
Rate of compensation increase	3.50%	4.00%

The Bank has a contributory 401(k) Plan for substantially all employees. Employees are eligible to contribute a percentage of their salary up to the maximum as determined by the Internal Revenue Service. The Bank is required to match 75% of the employees' contributions up to a maximum of 6% of the employees' salaries. The Bank contributed $71,188 and $58,454 under these provisions during 2003 and 2002, respectively.

NOTE M - SERVICE CHARGES AND FEES

Service charges and fees consisted of the following for the years ended December 31, 2003 and 2002:

	2003	2002
Service charges & fees on deposit accounts	$ 839,790	$ 723,991
ATM fees	175,190	159,012
Loan commitment fees	108,965	51,296
Credit card & merchant fees	47,664	73,199
Service charges on loans	88,226	45,825
Loan servicing income	51,453	21,877
Insurance & brokerage fees	19,279	62,217
Other	4,012	3,340
	$ 1,334,579	$ 1,140,757

NOTE N - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has and expects to continue to have transactions, including loans and deposit accounts with the Company's and the Bank's executive officers and directors, and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2003 was $3,728,045. During 2003 new loans to such related parties amounted to $2,084,335 and repayments amounted to $665,597.

The Bank held deposits of $1,361,302 and $1,421,705 for related parties at December 31, 2003 and 2002, respectively.

NOTE O - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments summarized as follows at December 31, 2003:

	Notional Amount
Commitments to extend credit:	
Commitments to grant loans	$ 28,920,999
Unfunded commitments under commercial lines of credit	16,449,898
Unfunded commitments under consumer lines of credit	9,132,339
Standby letters of credit	425,938
	$ 54,929,174

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional lending commitments issued by the Bank to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support public and private borrowing arrangements. Generally, letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit. The Bank generally holds collateral supporting those commitments and at December 31, 2003, such collateral amounted to $295,554. The amount of the liability related to guarantees was not material at December 31, 2003.

NOTE P - CONCENTRATIONS OF CREDIT

Most of the Bank's business activity is with customers in the Bank's market area. The majority of those customers are depositors of the Bank. Investments in state and local government securities also primarily involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note D. The distribution of commitments to extend credit are set forth in Note O. The Bank, as matter of policy, does not extend credit to any single borrower, or group of related borrowers in excess of its legal lending limit.

NOTE Q - REGULATORY MATTERS

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Company. At December 31, 2003, approximately $3,057,852 was available for the declaration of dividends without regulatory approval.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of the most recent notification from the Office of the Comptroller of the Currency, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's approximate capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets)	$15,700,000	11.6%	$10,810,000	8.0%	$13,513,000	10.0%
Tier I Capital (to Risk Weighted Assets)	$14,042,000	10.4%	$ 5,405,000	4.0%	$ 8,108,000	6.0%
Tier I Capital (to Average Assets)	$14,042,000	6.7%	$ 8,354,000	4.0%	$10,443,000	5.0%
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)	$12,078,000	11.5%	$ 8,937,000	8.0%	$10,497,000	10.0%
Tier I Capital (to Risk Weighted Assets)	$10,854,000	10.3%	$ 4,199,000	4.0%	$ 6,298,000	6.0%
Tier I Capital (to Average Assets)	$10,854,000	5.9%	$ 7,311,000	4.0%	$ 9,139,000	5.0%

NOTE R - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, are as follows:

	Carrying Amount	Fair Value
2003		
Financial assets:		
Cash and due from banks	$ 7,409,653	$ 7,409,653
Interest-bearing deposits in banks	100,000	100,000
Investment securities	69,639,565	69,639,565
Loans, net of allowance	125,916,875	129,440,279
Accrued interest receivable	1,088,594	1,088,594
Financial liabilities		
Deposits	174,205,717	174,293,397
Securities sold under agreements to repurchase	8,059,313	8,059,313
Advances from Federal Home Loan Bank	12,600,000	12,643,750
Advances from subsidiary	1,000,000	1,000,000
Accrued interest payable	150,588	150,588

	Carrying Amount	Fair Value
2002		
Financial assets:		
Cash and due from banks	$ 6,107,240	$ 6,107,240
Federal funds sold	500,000	500,000
Interest-bearing deposits in banks	100,000	100,000
Investment securities	76,911,206	76,932,309
Loans, net of allowance	96,616,482	99,429,974
Accrued interest receivable	979,784	979,784

{488798:}

Financial liabilities

Deposits	155,294,037	155,068,306
Securities sold under agreements to repurchase	8,434,991	8,434,991
Advances from Federal Home Loan Bank	9,500,000	9,263,320
Accrued interest payable	222,328	222,328

The carrying amounts in the preceding table are included in the statements of financial condition under the applicable captions. The fair values of off-balance sheet financial instruments are not significant.

NOTE S - SEGMENT INFORMATION

The Company has two reportable segments, the Bank and LRA. The Bank provides traditional commercial banking services to both individuals and businesses. LRA is a real estate investment trust that holds only real estate mortgages.

Segment information for 2003 and 2002 is as follows (in thousands):

	Bank	LRA	Eliminations	Consolidated Totals
2003				
Net Interest Income	5,755	1,480	(4)	7,231
Other Revenue - External customers	2,064	3	---	2,067
Other Revenue - From other segments	55	30	(85)	---
Allowance for loan losses	1,486	172	---	1,658
Assets	211,211	23,874	(23,794)	211,291
2002				
Net Interest Income	4,803	1,551	(9)	6,345
Other Revenue - External customers	1,608	4	---	1,612
Other Revenue - From other segments	53	32	(85)	---
Allowance for loan losses	1,054	170	---	1,224
Assets	188,109	21,548	(21,471)	188,186

The accounting policies of the segments are the same as those described in Note A. The Company evaluates performance based on net interest income and net income.

The Company's reportable segments are strategic business units. They are managed separately because each segment has an impact on the Company's income tax expense based on amounts distributed from LRA to the Bank.

The Company does not have other operating segments other than those reported. Parent company assets totaling $1,594,494 and $1,494,703 at December 31, 2003 and 2002, respectively, are not included in total assets above. In addition, parent company net interest income totaling $40,996 in 2003 and $55,351 in 2002 is not included in net interest income above. All other assets and income items for the parent company are immaterial.

[LEGEND FOR RESIDENTS OF FLORIDA, NORTH CAROLINA OR SOUTH CAROLINA]

THIS WARRANT, AND THE SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE THEREOF, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES LAWS OF THE STATE OF FLORIDA, NORTH CAROLINA OR SOUTH CAROLINA, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH LAWS, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

LYONS BANCORP, INC.

FORM OF WARRANT CERTIFICATE FOR PURCHASE OF SHARES OF COMMON STOCK

THIS WARRANT CERTIFICATE IS VOID AFTER 5:00 P.M., EASTERN TIME, ON DECEMBER 31, 2005, OR SUCH LATER DATE AS MAY BE SET BY THE COMPANY IN ITS SOLE DISCRETION

Number of Warrants:_____   Warrant No.____

This Warrant Certificate certifies that, for value received, _____ (the "*Holder*"), is the registered holder of the number of Warrants (the "*Warrants*") set forth above. Each Warrant entitles the Holder to purchase from Lyons Bancorp, Inc., a New York corporation (the "*Company*"), at any time after _____, 2004 and before 5:00 p.m., Eastern Time, on December 31, 2005, or such later date as may be set by the Company in its sole discretion upon written notice to the Holder (the "*Expiration Date*"), one share of fully paid and nonassessable Common Stock, $.50 par value ("*Common Stock*"), of the Company at an exercise price of $34.50 per share, subject to adjustment as provided in this Certificate (the "*Exercise Price*"). As used in this Certificate, the term "Warrant Issuance Date" shall mean _____, 2004.

At any time after the Warrant Issuance Date and prior to the Expiration Date, the Warrants evidenced by this Warrant Certificate may be exercised in whole or in part by presentation of this Warrant Certificate with the Purchase Form attached hereto (the "*Purchase Form*"), duly executed and accompanied by payment of the Exercise Price, at the main office of the Company. Payment of the Exercise Price shall be made, at the option of the Holder, by check, bank draft, money order, or by authorizing withdrawal from a deposit account at The Lyons National Bank.

Upon receipt of this Warrant Certificate, and the Purchase Form duly completed and executed, accompanied by payment of the Exercise Price of the Warrants being exercised, and to the extent the Common Stock may be issued without registration or qualification under the securities laws of the jurisdiction of which the holder is a resident, the Company shall deliver to or upon the order of the Holder of this Warrant Certificate, in such name or names as the Holder may designate, a certificate for the number of shares of Common Stock to be purchased.

{488798:}

Each person in whose name any certificate for Common Stock is issued upon the exercise of Warrants shall for all purposes be deemed to have become the holder of record of the Common Stock represented by the certificate, and the certificate shall be dated the date that the Warrant Certificate was duly surrendered in proper form and payment of the Exercise Price was made whether or not the stock transfer books shall be closed on such date.

The Warrants evidenced by this Warrant Certificate shall be transferable only on the books of the Company upon delivery of the Certificate, duly endorsed by the Holder or by its duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment, or authority to transfer, and to the extent that the holder demonstrates to the Company's satisfaction that such transfer is permitted under the applicable securities laws.

If the Holder of this Warrant Certificate at any time exercises less than all the Warrants evidenced by this Warrant Certificate, the Company shall issue to the Holder a warrant certificate identical in form to this Warrant Certificate, but evidencing a number of Warrants equal to the number of Warrants originally represented by this Warrant Certificate less the number of Warrants exercised. Likewise, upon the presentation and surrender of this Warrant Certificate at the main office of the Company and at the request of the Holder, the Company will, at the option of the Holder, issue to the Holder in substitution for this Warrant Certificate, one or more warrant certificates in identical form and for an aggregate number of Warrants equal to the number of Warrants evidenced by this Warrant Certificate.

In the event that this Warrant Certificate is mutilated, lost, stolen or destroyed, the Company may, in its discretion, issue and deliver in exchange and substitution for and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for the Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor and representing an equivalent right or interest; but only upon receipt of evidence satisfactory to the Company of such loss, theft or destruction of the Warrant Certificate and indemnity, if requested, also satisfactory to the Company. Applicants for the substitute Warrant Certificate shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company may prescribe.

To the extent that the Warrants evidenced by this Warrant Certificate have not been exercised on or before 5:00 p.m., Eastern Time, on December 31, 2005, or such later date as may be set by the Company in its sole discretion upon written notice to the Holder, the Warrants shall expire and the rights of the Holder shall become void and of no effect.

The shares of Common Stock issued on the exercise of the Warrants evidenced by this Warrant Certificate are shares of Common Stock of the Company as constituted as of the Warrant Issuance Date. The number and kind of securities issued on the exercise of the Warrants evidenced by this Warrant Certificate, and the Exercise Price, shall be subject to adjustment from time to time upon the happening of certain events, as follows:

A.   MERGERS, CONSOLIDATIONS AND RECLASSIFICATIONS. In the case of any reclassification or change of outstanding securities issuable upon exercise of the Warrants evidenced by this Warrant Certificate at any time after the Warrant Issuance Date (other than a change in par value, or from par value to no par value, or from no par value to par value or as a

result of a split or combination to which Section B below applies), or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is the surviving corporation and which does not result in any reclassification or change [other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a split or combination to which Section B below applies] of outstanding securities issuable upon exercise of this Warrant), the Holder of the Warrants evidenced by this Warrant Certificate shall have, and the Company, or such successor corporation or other entity, shall covenant in the constituent documents effecting any of the foregoing transactions that the Holder does have, the right to obtain upon the exercise of the Warrants evidenced by this Warrant Certificate, in lieu of each share of Common Stock, other securities, money or other property that were issuable upon exercise of a Warrant, the kind and amount of shares of stock, other securities, money or other property receivable upon such reclassification, change, consolidation or merger by a holder of Common Stock, other securities, money or other property issuable upon exercise of a Warrant as if the Warrants evidenced by this Warrant Certificate had been exercised immediately prior to such reclassification, change, consolidation or merger. The constituent documents effecting any reclassification, change, consolidation or merger shall provide for any adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section A. The provisions of this Section A shall similarly apply to successive reclassifications, changes, consolidations or mergers.

B.   SPLITS AND COMBINATIONS. If the Company, at any time after the Warrant Issuance Date, splits its shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to the split shall be proportionately reduced, and the number of shares of Common Stock purchasable upon exercise of the Warrants evidenced by this Warrant Certificate shall be proportionately increased, as of the effective date of the split, or if the Company shall take a record of its Common Stock for the purpose of so splitting, as at such record date, whichever is earlier. If the Company, at any time after the Warrant Issuance Date, combines its shares of Common Stock into smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased, and the number of shares of Common Stock purchasable upon exercise of the Warrants evidenced by this Warrant Certificate shall be proportionately reduced, as of the effective date of such combination, or if the Company shall take a record of holders of its Common Stock for purposes of such combination, as at such record date, whichever is earlier.

C.   DIVIDENDS AND DISTRIBUTIONS. If the Company, at any time after the Warrant Issuance Date, declares a dividend on its Common Stock payable in stock or other securities of the Company or of any other corporation or other entity, or in property other than in cash, to the holders of its Common Stock, the Holder of a Warrant evidenced by this Warrant Certificate shall, without additional cost, be entitled to receive upon any exercise of a Warrant evidenced by this Warrant Certificate, in addition to the Common Stock to which such Holder would otherwise be entitled upon such exercise, the number of shares of stock or other securities or property which such holder would have been entitled to receive if he had been a holder immediately prior to the record date for such dividend (or, if no record date shall have been established, the payment date for such dividend) of the number of shares of Common Stock purchasable on exercise of such Warrant immediately prior to such record date or payment date, as the case may be. Except as provided in this Section C, no adjustment in respect of any dividend shall be made during the term of the Warrants or upon exercise of the Warrants.

D.   CERTAIN ISSUANCES OF SECURITIES. If the Company at any time after the Warrant Issuance Date issues any additional shares of Common Stock (other than as provided in Sections A through C above) at a price per share less than the Warrant Exercise Price then in effect, then the Warrant Exercise Price upon each such issuance shall be adjusted to that price determined by multiplying the Warrant Exercise Price by a fraction:

    i.   the numerator of which shall be the sum of (1) the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of Common Stock multiplied by the Warrant Exercise Price, and (2) the consideration, if any, received and deemed received by the Company upon the issuance of such additional shares of Common Stock, and

    ii.   the denominator of which shall be the Warrant Exercise Price multiplied by the total number of shares of Common Stock outstanding immediately after the issuance of such additional shares of Common Stock.

No adjustment of the Warrant Exercise Price shall be made under this Section D upon the issuance of any additional shares of Common Stock that (y) are issued pursuant to thrift plans, stock purchase plans, stock bonus plans, stock option plans, employee stock ownership plans and other incentive or profit sharing arrangements for the benefit of employees (*"Employee Benefit Plans"*) that otherwise would cause an adjustment under this Section D; provided, that the aggregate number of shares of Common Stock so issued (including the shares issued pursuant to any options, rights or warrants or convertible or exchangeable securities issued under such Employee Benefit Plans containing the right to purchase shares of Common Stock) after the Warrant Issuance Date pursuant to Employee Benefit Plans shall not exceed 10% of the Company's outstanding Common Stock (on a fully diluted basis using the treasury stock method) at the time of such issuance; or (z) are issued pursuant to any Common Stock Equivalent (i) which was outstanding on the Warrant Issuance Date or (ii) if upon the issuance of any such Common Stock Equivalent, any such adjustments shall previously have been made pursuant to Section E below or (iii) if no adjustment was required pursuant to Section E below.

E.   COMMON STOCK EQUIVALENTS. If the Company, after the Warrant Issuance Date, issues any security or evidence of indebtedness which is convertible into or exchangeable for Common Stock ("Convertible Security"), or any warrant, option or other right to subscribe for or purchase Common Stock or any Convertible Security, other than pursuant to Employee Benefit Plans (together with Convertible Securities, *"Common Stock Equivalent"*), or if, after any such issuance, the price per share for which additional shares of Common Stock may be issuable thereunder is amended, then upon each such issuance or amendment the Warrant Exercise Price shall be adjusted as provided in Section D above on the basis that (i) the maximum number of additional shares of Common Stock issuable pursuant to all the Common Stock Equivalents shall be deemed to have been issued as of the earlier of (a) the date on which the Company shall enter into a firm contract for the issuance of the Common Stock Equivalent, or (b) the date of actual issuance of the Common Stock Equivalent; and (ii) the aggregate consideration for such maximum number of additional shares of Common Stock shall be deemed to be the minimum consideration received by the Company for the issuance of such additional shares of Common Stock pursuant to such Common Stock Equivalent; provided, however, that no adjustment shall be made pursuant to this Section E unless the consideration received by the

Company per share of Common Stock for the issuance of such additional shares of Common Stock pursuant to such Common Stock Equivalent is less than the Warrant Exercise Price. No adjustment of the Warrant Exercise Price shall be made under this Section E upon the issuance of any Convertible Security which is issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any adjustment shall previously have been made in the Warrant Exercise Price then in effect upon the issuance of such warrants or other rights pursuant to this Section E.

F.   CALCULATION OF WARRANT EXERCISE PRICE. The Warrant Exercise Price in effect from time to time shall be calculated to four decimal places and rounded to the nearest thousandth.

Whenever the Warrant Exercise Price is required to be adjusted as provided in this Certificate, the Company shall compute the adjusted Warrant Exercise Price and shall prepare and mail to the Holder a certificate setting forth the adjusted Warrant Exercise Price showing in reasonable detail the facts upon which the adjustment is based.

The Company will deliver, by first-class mail, postage prepaid, to the Holder at such Holder's address appearing on this Certificate, or such other address as the Holder shall specify, a copy of any reports delivered by the Company to the holders of Common Stock.

The Company covenants and agrees that during the period within which the Warrants evidenced by this Warrant Certificate may be exercised, the Company shall at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock, for the purpose of enabling it to satisfy any obligation to issue shares of Common Stock upon the exercise of the Warrants evidenced by this Warrant Certificate, the number of shares of Common Stock issuable upon the exercise of such Warrants.

The Holder of the Warrants evidenced by this Warrant Certificate shall not, by virtue of holding such Warrants, be entitled to any rights of a stockholder of the Company either by law or in equity, and the rights of the Holder of the Warrants evidenced by this Warrant Certificate are limited to those expressed herein.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be executed this __ day of _____, 2004 by its President and Secretary, thereunto duly authorized.

LYONS BANCORP, INC.

By:_____

Robert A. Schick, President

ATTEST:

_____
,Secretary

PURCHASE FORM

[FOR RESIDENTS OF NEW YORK STATE]

[To be executed on exercise of the Warrants evidenced by this Warrant Certificate]

TO: Lyons Bancorp, Inc.

The undersigned, the holder of the Warrants evidenced by the attached Warrant Certificate, hereby irrevocably elects to exercise the purchase right evidenced by the Warrant Certificate for, and to purchase thereunder, shares of Common Stock of Lyons Bancorp, Inc., and herewith makes payment of_____ ($_____) for those shares, and requests that the certificate representing those shares be issued in the name of _____ and delivered to _____, whose address is _____ and represents that the undersigned is a resident of the State of _____.

Dated:_____

_____
Signature(s) of Registered Holder(s)

Note: The above signature(s) must correspond with the name as written on the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

PURCHASE FORM

[FOR RESIDENTS OF FLORIDA, NORTH CAROLINA AND SOUTH CAROLINA]

[To be executed on exercise of the Warrants evidenced by this Warrant Certificate]

TO: Lyons Bancorp, Inc.

The undersigned, the holder of the Warrants evidenced by the attached Warrant Certificate, hereby irrevocably elects to exercise the purchase right evidenced by the Warrant Certificate for, and to purchase thereunder, shares of Common Stock of Lyons Bancorp, Inc. ("Lyons Bancorp"), and herewith makes payment of _____ ($_____) for those shares, and requests that the certificate representing those shares be issued in the name of _____ and delivered to _____, whose address is _____.

The undersigned further represents and warrants to Lyons Bancorp in connection with the exercise of the purchase right evidenced by the Warrant that:

1.   The undersigned is a resident of the State of _____.

2.   The offer and sale of common stock to be issued upon exercise of the Warrant have not been and will not be registered under the securities laws of the states of Florida, North Carolina, South Carolina or any other states, and the undersigned may be required to hold them for an indefinite period of time. Additionally, the common stock may not be sold, hypothecated, assigned or otherwise transferred for an indefinite period of time, and unless and until registered under the applicable state securities laws, or unless Lyons Bancorp has received an opinion of counsel or other evidence satisfactory to Lyons Bancorp and its counsel that such registration is not required. The undersigned acknowledges and agrees that any certificate representing the common stock shall bear a legend to this effect.

3.   The undersigned is purchasing the common stock for his or her own account, for investment purposes only, and not with a view to, or for resale in connection with, any distribution thereof. The undersigned does not have any present intention of selling or otherwise transferring the common stock , or any interest therein.

4.   The undersigned is not making an investment decision based on any general solicitation or advertisement by Lyons Bancorp. The undersigned has a pre-existing personal or business relationship with either Lyons Bancorp or one or more of its executive officers or directors.

5.   The undersigned is able to evaluate and bear the economic risk of an investment in Lyons Bancorp, and the undersigned's investment through the exercise of this Warrant does not exceed ten percent (10%) of the undersigned's net worth.

6.   Prior to the exercise of the Warrant, the undersigned was given reasonable access to, and full and fair disclosure of, all material information with respect to Lyons Bancorp. The undersigned has had the opportunity to ask questions of, and receive answers from,

representatives of Lyons Bancorp concerning Lyons Bancorp. Any questions raised by the undersigned have been answered to the satisfaction of the undersigned.

7.   The foregoing representations, warranties and acknowledgments are true and correct as of the date hereof, and each such representations, warranties and acknowledgments shall survive the undersigned's purchase of the common stock hereby. The undersigned agrees to notify Lyons Bancorp immediately after the time that any such representation is no longer true and correct.

Dated:_____

_____
Signature(s) of Registered Holder(s)

Note: The above signature(s) must correspond with the name as written on the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

TRANSFER FORM

[To be executed only upon transfer of the Warrants evidenced by this Warrant Certificate]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____ the Warrants represented by the within Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint _____ Attorney-in-Fact, to transfer same on the books of the Company with full power of substitution in the premises.

Dated:_____

_____

Signature(s) of Registered Holder(s)

Note: The above signature(s) must correspond with the name as written on the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

WITNESS:

_____

PART III

EXHIBITS

INDEX TO EXHIBITS

Exhibit Number	
6.3	Executive Salary Continuation Agreement between The Lyons National Bank and Robert A. Schick dated September 26, 2001*
6.4	Executive Salary Continuation Agreement between The Lyons National Bank and Clair J. Britt, Jr. dated September 26, 2001*
6.5	Life Insurance Endorsement Method Split Dollar Plan Agreement between Robert A. Schick and The Lyons National Bank dated September 26, 2001*
6.6	Life Insurance Endorsement Method Split Dollar Plan Agreement between Clair J. Britt, Jr. and The Lyons National Bank dated September 26, 2001*
6.7	Life Insurance Endorsement Method Split Dollar Plan Agreement between Kenneth M. Burt and The Lyons National Bank dated September 26, 2001*
6.8	Executive Salary Continuation Agreement between The Lyons National Bank and Kenneth M. Burt dated September 26, 2001*
6.9	Employment Agreement with Kenneth M. Burt dated February 19, 2003*
6.10	Director Fee Continuation Agreement with non-employee directors of The Lyons National Bank, and Schedule*
10.1	Consent of The Fagliarone Group, P.C.
10.2	Consent of Woods Oviatt Gilman LLP (included as part of Exhibit 11)
11	Opinion of Woods Oviatt Gilman LLP as to the legality of the common stock and warrants covered by the Offering Statement
12.1	Tombstone Advertisement*
12.2	Tombstone Advertisement

Exhibit
Number

13.1   Solicitation of Interest Document dated January 22, 2004*

15.1   Management interview*

*Previously Filed

EXHIBIT 10.1

EXHIBIT 10.1

INDEPENDENT AUDITORS' CONSENT

We hereby consent to the inclusion in the Form 1-A Regulation A Offering Statement of Lyons Bancorp, Inc., filed on or about April 23, 2004, of our report dated February 6, 2004 relating to the financial statements of Lyons Bancorp, Inc., and to the reference to our firm under the heading "Experts" in the Offering Circular.

Fagliarone Group CPAs, PC

Syracuse, New York
April 22, 2004

EXHIBIT __

Woods Oviatt Gilman LLP

Attorneys

700 Crossroads Building
2 State Street
Rochester, New York 14614

Tel: 585.987.2800
Fax: 585.454.5968
www.woodsoviatt.com

EXHIBIT 11

April 22, 2004

Board of Directors
Lyons Bancorp, Inc.
35 William Street
Lyons, New York 14489

Attention: Board of Directors

Re: **Lyons Bancorp, Inc. – Form 1-A Regulation A Offering Statement**

Dear Sirs:

We have acted as counsel to Lyons Bancorp, Inc. (the *"Company"*), with respect to certain legal matters in connection with the Company's Form 1-A Regulation A Offering Statement under the Securities Act of 1933 (the *"Offering Statement"*) relating to the offer to sell by the Company up to 75,150 Units, with each Unit consisting of one share of the Company's common stock, $.50 par value per share (*"Common Stock"*), and one detachable warrant to purchase one share of Common Stock (*"Warrant"*). The Common Stock and Warrants that constitute the Units will separate on issuance by the Company.

In our capacity as such counsel, we are familiar with the proceedings to date with respect to the Offering and the Offering Statement, and have examined such records, documents and questions of law and satisfied ourselves as to such matters of fact, as we have considered relevant and necessary as a basis for such opinion.

Based on the foregoing, we are of the opinion that: (1) the Units, the Common Stock, the Warrants and the Common Stock underlying the Warrants (the *"Underlying Common Stock"*), have been duly authorized; 2) if, as and when the Units, the Common Stock and the Warrants have been issued in accordance with the Offering Statement and the related offering circular (as amended and supplemented through the date of issuance) the Units, the Common Stock and the Warrants will be validly issued, fully paid and non-assessable; and, 3) if, as and when the Warrants are duly exercised and payment for the Underlying Common Stock shall have been received by the Company, the Underlying Common Stock issued upon exercise of the Warrants will be validly issued, fully paid and non-assessable. This opinion is limited in all respects to the laws of the State of New York.

● *The art of representing people* ™

{LYONSB~1:}

April 22, 2004
Page -2-

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference to our firm under the caption "Legal Opinion" in the offering circular forming a part of the Offering Statement.

Very truly yours,

WOODS OVIATT GILMAN LLP

Woods Oviatt Gilman LLP

SIGNATURES

The issuer has caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lyons, State of New York, on this _22nd_ day of April, 2004.

LYONS BANCORP, INC.

By: _____
Robert A. Schick
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the date indicated.

By: _____
Robert A. Schick
President and
Chief Executive Officer
(Chief Executive Officer)
and Director

Date: April 22, 2004

By: _____
David Breen, Jr.
Director

Date: April __, 2004

By: _____
James Homburger
Director

Date: April 22, 2004

By: _____
Anthony Paliotti
Director

Date: April __, 2004

By: _____
James Santelli
Director

Date: April 22, 2004

By: _____
Kenneth M. Burt
Treasurer
(Chief Financial Officer)

Date: April 22, 2004

By: _____
Clair J. Britt, Jr.
Director

Date: April 22, 2004

By: _____
Theodore Marshall
Director

Date: April __, 2004

By: _____
Andrew Fredericksen
Director

Date: April __, 2004

By: _____
John Werner, Jr.
Director

Date: April 22, 2004

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